As filed with the Securities and Exchange Commission on May 12, 2006

File No. 24 - 10144

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933
AMENDMENT NO. 2



060337107

LYONS BANCORP, INC.

(Exact name of issuer as specified in its charter)



SEC MAIL
RECEIVED
PROCESSING
MAY 15 2006
WASH, D.C.
SECTION

New York

(State or other jurisdiction of incorporation or organization)

35 William Street
Lyons, New York 14489
(315) 946-4871

(Name, address, including zip code and telephone number, including area code, of the issuer's principal executive offices)



PROCESSED
MAY 19 2006
THOMSON
FINANCIAL

Robert A. Schick
President
35 William Street
Lyons, New York 14489
(315) 946-4871

(Name, address, including zip code and telephone number, including area code, of agent for service)

6712	**31-1210180**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

With Copies to:

Gregory W. Gribben, Esq.
Woods Oviatt Gilman LLP
700 Crossroads Building
2 State Street
Rochester, New York 14614
Phone: (585) 987-2800
Facsimile: (585) 454-3968

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

{680828:}

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) The following lists the names and business and residential addresses of the directors of the issuer:

Name	Business Address	Residential Address
David J. Breen, Jr.	Herremas Food Market, Inc. 125 Pattonwood Drive Rochester, New York 14617	2038 Daansen Road Palmyra, New York 14522
Clair J. Britt, Jr.	The Lyons National Bank 35 William Street Lyons, New York 14489	8632 Helch Road Lyons, New York 14489
Andrew F. Fredericksen	16 East Main Street, Suite 500 Rochester, New York 14614	6751 Springdale Court Victor, New York 14564
Dale H. Hemminger	PO Box 168 Seneca Castle, New York 14547	PO Box 168 Seneca Castle, New York 14547
James A. Homburger	James A. Homburger 305 East Avenue Newark, New York 14513	6360 Ann Lee Drive North Rose, New York 14516
Thomas L. Kime	The Lyons National Bank 35 William Street Lyons, New York 14489	3784 Kime Beach Road Geneva, New York 14456
Theodore J. Marshall	Marshall Family Associates, LLC 2737 Erie Drive Weedsport, New York 13166	2776 Marshall Street Weedsport, New York 13166
James E. Santelli	2096 Warncke Road Lyons, New York 14489	2096 Warncke Road Lyons, New York 14489
Robert A. Schick	The Lyons National Bank 35 William Street Lyons, New York 14489	477 South Main Street Geneva, New York 14456
John J. Werner, Jr.	None	9469 Bridger Lane North Rose, New York 14516

(b) The following lists the names and business and residential addresses of the executive officers of the issuer:

Name	Business Address	Residential Address
Robert A. Schick, President	35 William Street Lyons, New York 14489	477 South Main Street Geneva, New York 14456
Kenneth M. Burt, Treasurer	35 William Street Lyons, New York 14489	23 Fulton Street Clyde, New York 14433
Carol A. Snook, Secretary	35 William Street Lyons, New York 14489	1154 Waterloo-Geneva Road Waterloo, New York 13165

(c) The issuer has no general partners.

(d) The following lists the names and business and residential addresses of the record owners of 5% or more of the issuer's common stock, its only outstanding class of securities.

Name	Business Address	Residential Address
Estate of William Gavitt	None	c/o William Gavitt, Jr. 2040 Falkey Road Phelps, New York 14532
Philip L. & Mary C. Paliotti	None	40 Dickerson Street Lyons, New York 14489
John J. & Mary T. Werner, Jr.	None	9469 Bridger Lane North Rose, New York 14516

(e) The following lists the names and business and residential addresses of the beneficial owners of 5% or more of the issuer's common stock, its only outstanding class of securities:

Name	Business Address	Residential Address
Estate of William Gavitt	None	c/o William Gavitt, Jr. 2040 Falkey Road Phelps, New York 14532
Philip L. & Mary C. Paliotti	None	40 Dickerson Street Lyons, New York 14489
John J. & Mary T. Werner, Jr.	None	9469 Bridger Lane North Rose, New York 14516

(f) There are no promoters of the issuer in connection with this offering.

(g) The table in (a) identifies each person who may be deemed to be an affiliate of issuer.

Name of Affiliate	Address
The Lyons National Bank	35 William Street Lyons, New York 14489
Lyons Realty Associates Corp.	35 William Street Lyons, New York 14489
LNB Life Agency Inc.	35 William Street Lyons, New York 14489
Lyons Capital Statutory Trust I	35 William Street Lyons, New York 14489
Lyons Capital Statutory Trust II	35 William Street Lyons, New York 14489

See officers, directors and record and beneficial owners listed in items (a) through (e) above.

(h) Woods Oviatt Gilman LLP, 700 Crossroads Building, Rochester, New York 14614 serves as counsel to the issuer with respect to the proposed offering.

(i), (j), (k), (l), (m) There will be no underwriter with respect to the proposed offering.

ITEM 2. Application of Rule 262

No persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The issuer, by means of this offering circular, is making this offering in the State of New York directly through its executive officers and directors. There are no registration or qualification provisions in the State of New York. No director, officer or other employee of the issuer will receive remuneration in connection with the sale of the securities in this offering, except such persons may be reimbursed their reasonable out-of-pocket expenses.

(b) This offering will be conducted for us by Robert A. Schick, our President, and Carol A. Snook, our Corporate Secretary.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Since March 16, 2005, Lyons Bancorp., Inc., has issued its common stock to the following persons in the following amounts and aggregate offering prices:

Name and Identity	No. of Shares	Aggregate Offering Price
Robert A. Schick President, CEO and Director Lyons Bancorp, Inc. The Lyons National Bank	1,404	$49,702
Clair J. Britt, Jr. Executive Vice President The Lyons National Bank Director, Lyons Bancorp, Inc.	336	$11,894
Kenneth M. Burt Chief Financial Officer The Lyons National Bank Treasurer, Lyons Bancorp	234	$ 8,284

{680828:}

Name and Identity	No. of Shares	Aggregate Offering Price
Thomas L. Kime Executive Vice President and Chief Operating Officer The Lyons National Bank Director, Lyons Bancorp., Inc.	313	$11,080
Anthony J. Cataldi Senior Vice President and Chief Technology Officer The Lyons National Bank	202	$ 7,151
Mary Howell-Martens IRA Existing customer of The Lyons National Bank	667	$24,245
Klaas Martens IRA Existing customer of The Lyons National Bank	513	$18,648

We sold the foregoing securities pursuant to Section 4(2) under the Securities Act of 1933, as amended, based upon the limited number of offerees, their relationship to the issuer, the number of shares offered in each offering, the size of the respective offerings, and the manner of each offering. Schick, Britt, Burt, Kime and Cataldi are executive officers of the Lyons National Bank and/or directors. Messrs. Schick's, Britt's, and Burt's shares were purchased under the terms of each of their respective employment agreements; Messrs Kime's and Cataldi's shares were purchased under the terms of each of their respective deferred compensation arrangements with the Bank. All the shares were purchased at $35.40 per share in 2005.

Additionally, Lyons Bancorp, Inc. sold 75,150 units in May 2004, pursuant to an offering under SEC Regulation A that was declared qualified by the commission on April 26, 2004 (File No. 24-10079). Each unit consisted of one share of common stock and one detachable warrant. Each warrant entitled its holder to purchase, at any time, on or before December 31, 2005, one additional share of Lyons Bancorp, Inc. common stock at an exercise price of $34.50 per share. During 2005, Lyons Bancorp, Inc. issued 68,032 shares of common stock to approximately 225 holders in respect of the exercise of such warrants.

(b) The following person made a private resale of shares of the issuer's stock since March 16, 2005. On June 3, 2005, Kenneth M. Burt sold the following amounts of the issuer's stock at $36.50 share to: Susan Glerum, 200 shares; Denish Chawla, 400 shares; and Kurt Berner, 200 shares, each of whom are New York residents. In making such sale, Mr. Burt relied on the exemption from registration provided by Section 4(1) under the Securities Act, and the so-called "Section 4(1-1/2)" exemption for private resales. See Employee Benefit Plans, Securities Act Release No. 33-6188 n.178 (February 1, 1980). This reliance was based upon the fact that there was limited number of purchasers, a limited number of shares sold and the manner of such sale. Additionally, Mr. Burt held the shares sold for at least 2 years prior to the sales.

ITEM 6. Other Present or Proposed Offerings

The issuer may also award shares to its executive officers, Robert A. Schick, Clair J. Britt, Jr., Thomas L. Kime, Kenneth M. Burt and Anthony J. Cataldi pursuant to deferred compensation arrangements under employment agreements with these persons. Under Mr. Schick's employment agreement, he is eligible to receive deferred compensation in the amount of $45,000 in 2006. That amount is to be increased in each subsequent year by $5,000 to reflect an annual cost of living adjustment through May 2011. Mr. Britt is entitled to receive deferred compensation in 2006 in the amount of $12,000. That amount may be increased annually as determined by the Board of Directors in its discretion under the five (5) year term of the agreement. Mr. Burt is entitled to receive deferred compensation in 2006 in the amount of $8,500. That amount may be increased annually as determined by the Board of Directors in its discretion under the three (3) year term of the agreement, which may be automatically renewed for a total term of up to nine (9) years. Mr. Kime and Mr. Cataldi are entitled to receive deferred compensation in 2006 in the amount of $12,000 and $8,000 respectively. That amount may be increased annually as determined by the Board of Directors. The amount of stock that may be purchased under each of the agreements is based on the average of the last three reported sale prices in the issuer's stock in the market on which it trades as of the end of the prior year. The stock is restricted and will not vest until the earlier of the executive's death, termination of employment, retirement, termination of the employment agreement, or a change of control as defined in the employment agreements.

ITEM 7. Marketing Arrangements

(a) There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any securities to be offered or for withholding commissions.

(b) No underwriter will be used in connection with this offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents, subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

None.

PART II

OFFERING CIRCULAR

LYONS BANCORP, INC.


LNB
LYONS BANCORP INC.

35 William Street
Lyons, New York 14489
(315) 946-4871

We are offering to our shareholders residing in the State of New York shares of our common stock through participation in a Dividend Reinvestment and Optional Cash Purchase Plan, or the "Plan."

We are authorized to issue up to 250,000 shares of our common stock under the Plan. This offering circular relates to 250,000 shares of common stock that we may issue or sell, from time to time, under the Plan. The Plan provides our shareholders with a convenient and economical way to purchase additional shares of our common stock by reinvesting the dividends paid on such shares. Shareholders may also make voluntary quarterly cash payments to purchase additional shares of our common stock under the Plan. The Plan is intended to benefit long-term investors who wish to increase their investment in our common stock.

The Lyons National Bank, our wholly owned subsidiary, will act as the plan administrator.

Our common stock is quoted on the OTC Bulletin Board under the symbol "LYBC." The most recent trade of our common stock occurred on ________, 2006, at a price of $_____ per share.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITY COMMISSION HAS PASSED UPON THE MERITS OF OR GIVEN ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to the public	Discount and Commissions[2]	Proceeds to the Company[3]
Per Share	$ [1]	$-0-	$
Maximum Total	$	$-0-	$

(1) Price per share is based upon the market price per share ($ __________) as of ______, 2006.

(2) We will not pay any commission or other compensation to our officers based on their selling efforts in the offering.

(3) Before deducting $55,000 in estimated offering expenses payable by us, including, among others, printing, mailing and marketing expenses as well as legal and accounting fees.

This investment involves risk. See "Risk Factors" beginning on page 8.

The date of this Preliminary Offering Circular is May 12, 2006

THE SHARES OF COMMON STOCK TO BE SOLD UNDER THE PLAN ARE NOT DEPOSITS OR AN ACCOUNT OF OUR BANK SUBSIDIARY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL OUR SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY OUR SECURITIES EXCEPT TO RESIDENTS OF THE STATE OF NEW YORK TO WHOM THIS OFFERING CIRCULAR IS DELIVERED.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY US CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

TABLE OF CONTENTS

Page

SUMMARY

As used through this Offering Circular, the terms "we," "us," "our" and "Lyons Bancorp" refers to Lyons Bancorp, Inc. and its subsidiaries. "Bank" refers to our wholly-owned subsidiary, The Lyons National Bank.

This summary highlights selected information from this Offering Circular and may not contain all the information that you should consider before investing in the Common Stock we are offering under our dividend reinvestment and optional cash purchase plan, or the "Plan." To understand the Plan properly, you should read the entire document carefully, including the risk factors and our unaudited consolidated financial statements and the related notes.

Lyons Bancorp, Inc. and its Subsidiaries

Lyons Bancorp, Inc. is a bank holding company under the Federal Bank Holding Company Act of 1956. We were incorporated in 1987 under the laws of New York. We own and operate The Lyons National Bank, which is our principal subsidiary. We also own all of the common beneficial interest of Lyons Capital Statutory Trust I, which is a Connecticut statutory trust which we formed in June 2003 in connection with the issuance of its $1,000,000 of preferred trust capital securities, and Lyons Capital Statutory Trust II, which is a Delaware statutory trust, which we formed on August, 19, 2004 in connection with the issuance of $5,000,000 of preferred trust capital securities.

The Lyons National Bank is a full service, nationally chartered, commercial bank serving Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates Counties in New York through ten full-service banking offices located in Lyons (two offices), Wolcott, Newark, Macedon, Ontario, Jordan, Clyde, Geneva and Penn Yan, New York, an ATM network and Internet and telephone banking services. The Bank owns all of the common stock of Lyons Realty Associates Corp., a real estate investment trust which holds a portfolio of real estate mortgages. The Bank also provides brokerage investment and insurance products and services to its customers through an arrangement with Linsco/Private Ledger.

We are a community oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. We attract deposits from the general public in the markets we serve and use those funds, together with funds generated from operations and borrowings, to originate commercial real estate loans, residential mortgage loans, commercial and agricultural loans and consumer loans. We also invest in mortgage-backed securities and other permissible investments.

Since 2001, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of December 31, 2005, we had $321.3 million in total assets, $197.9 million in total loans, $281.8 million in total deposits and $21.0 million in shareholders' equity. This represents growth during this five year period of 106.8%, 133.1%, 116.6%, and 92.7% in each of these categories.

During 2005 we reported record net income of $2.3 million or $2.91 per diluted share, a 16.4% increase over 2004 net income. In 2005 we also rewarded our shareholders by increasing our annual dividend pay out to 31.5% of our net income, from 30.0% of our net income in 2004.

On February 21, 2006, our Board of Directors declared a quarterly dividend of $0.245 per share payable on April 14, 2006, to shareholders of record as of March 31, 2006. This was the thirteenth consecutive quarterly dividend increase. Our Board of Directors plans to continue increasing our annual cash dividend payout over time up to 40% of our annual net income.

Our principal executive office is located at 35 William Street, Lyons, New York 14489. Our telephone number is (315) 946-4871, and our web site is www.lyonsbank.com. Information on our web site is not a part of this Offering Circular.

The Dividend Reinvestment and Optional Cash Purchase Plan

We are offering to our shareholders residing in the State of New York shares of our common stock through participation in this Plan.

Securities Offered

250,000 shares of Lyons Bancorp, Inc. common stock, par value $0.50.

Eligibility

You may participate in the Plan if: (a) you are a "registered holder;" that is, your shares are registered in your name on our stock transfer books; or (b) you are a "beneficial owner;" that is, your shares are registered in a name other than your name (for example, in the name of a broker, bank or other nominee). Registered holders may participate in the Plan directly. If you are a beneficial owner, you must either become a registered holder by having shares transferred into your own name or make arrangements with your broker, bank or other nominee to participate on your behalf.

Participation

Participation in the Plan is entirely voluntary. If you are a "registered holder" of shares of our common stock you must, in order to participate in the Plan, complete the enrollment authorization form and mail it to the plan administrator. If your shares of our common stock are registered in a name other than your own (e.g., in the name of a broker or bank nominee) then you must, in order to participate in the Plan, either: (1) make arrangements with your bank, broker or other nominee to participate in the Plan on your behalf, or (2) have your shares of our common stock re-registered in your own name(s) and then complete the enrollment authorization form and mail it to the plan administrator.

Administration of the Plan

The Bank will administer the Plan. You pay no brokerage commissions, fees, expenses or service charges to us or to the Bank to administer the Plan or in connection with purchases of our common stock under the Plan. If you are a "beneficial owner" and make arrangements with your broker, bank or other nominee to participate in the Plan on your behalf, however, your broker, bank or other nominee may charge you a fee for participating in the Plan on your behalf.

Dividend Reinvestment

Dividends will be reinvested in those months in which regular cash dividends are paid on our common stock. Shares purchased directly from us with reinvested dividends will be purchased on the dividend investment date at the price indicated below.

Dividend Investment Date

The dividend investment date is the dividend payment date of our regular dividend. If the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Optional Purchases

Any optional cash payment you wish to make must not be less than $25.00 per investment nor may your payments total more than $1,000 per calendar quarter. You may send cash payments on a quarterly basis, however, payments must be received by the plan administrator no later than 15 calendar days prior to the dividend payment date. Optional cash payments will be invested on the dividend investment date. You need not participate in the dividend reinvestment option to make optional cash payments.

Source of Common Stock Purchased Under the Plan

Shares of common stock will be purchased directly from us and will be either authorized but unissued shares or shares held in treasury.

Price of Common Stock Purchased Under the Plan

The price of the shares of our common stock purchased under the Plan from us will be the average of the high and low sales prices of our common stock as quoted on the OTC Bulletin Board for the four (4) weeks preceding the applicable dividend investment date. If there is no trading of our common stock on the OTC Bulletin Board for a substantial period of time prior to the applicable dividend investment date, then we may determine the price of the shares of our common stock purchased under the Plan from us based on market quotations that we deem appropriate.

Certificates for Shares held Under the Plan

The plan administrator will hold all shares purchased by or for the benefit of plan participants in non-certificated (book-entry) form. Plan participants will receive an account statement showing the number of shares purchased for their account under the Plan.

Termination of Participation

Plan participants may withdraw from the Plan completely at any time by notifying the plan administrator in writing to that effect. If you cease to be a shareholder of Lyons Bancorp you will no longer be eligible to participate in the Plan.

How We Will Use the Proceeds

We cannot predict the number of shares that will be purchased under the Plan or the prices at which they will be purchased. We intend to add the proceeds from the sales to our general funds to be used for general corporate purposes, including without limitation, paying interest due on subordinated debt; investing in short-term and intermediate-term interest bearing securities or in deposits to Lyons National Bank or for injecting additional capital into the Bank as Tier 1 regulatory capital. The Bank plans to use the portion of the net proceeds it receives to invest in new loans and investment securities. See "How We Intend to Use the Proceeds."

Important Risks in Owning Lyons Bancorp's Common Stock

Before you decide to participate in the Plan, you should read the "RISK FACTORS" section on pages 8 to 17 of this Offering Circular.

SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes our selected historical consolidated financial information and other financial data. The selected balance sheet and statement of income data are derived from our unaudited consolidated financial statements for the fiscal years ended December 31, 2005 and 2004 and our audited consolidated financial statements for the fiscal year ended December 31, 2003. The information should be read together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operation." The historical results are not necessarily indicative of results that may be expected for any future periods.

We effected a 2-for-1 split of our outstanding shares of common stock on December 31, 2003. Where a number of shares of common stock or a dollar amount per share is listed in this Offering Circular for a date or period prior to the effective date of the stock split, that number or amount has been proportionately adjusted as if the 2-for-1 stock split had been in effect on that prior date or during that prior period.

	For the year ended December 31		
	2005	2004	2003
	(Dollars in thousands, except per share data and ratios)		
	(unaudited)		
Statement of Income Summary:			
Interest income	$ 16,330	$ 12,179	$ 9,931
Interest expense	5,036	2,992	2,659
Provision for loan losses	943	856	602
Net income after provisions for loan losses	10,351	8,331	6,670
Non-interest income	2,699	2,352	2,067
Non-interest expense	9,901	8,246	6,606
Income tax expense	825	540	496
Net income	2,324	1,897	1,635
Per Share Data[(1)]:			
Net income			
Basic	$ 2.91	$ 2.51	$ 2.33
Diluted	2.91	2.50	2.33
Book value			
Basic	$ 24.46	$ 22.87	$ 21.18
Diluted	24.46	22.84	21.18
Cash dividends			
Basic	$ 0.92	$ 0.75	$ 0.58
Period End Balance Sheet Summary:			
Total assets	$ 321,273	$ 275,545	$ 212,840
Investment securities	92,924	76,880	69,640
Loans	197,890	175,790	127,575
Allowance for loan losses	3,129	2,409	1,658
Deposits	281,757	237,260	174,206
Shareholders' equity [(1)]	20,995	18,050	14,832
Shares of common stock outstanding[(1)]	858,481	789,237	706,676
Weighted average shares outstanding-Basic[(1)]	798,333	756,713	700,165
Weighted average shares outstanding – Diluted[(1)]	798,333	757,711	700,165
Selected Financial Ratios:			
Return on average assets	0.75%	0.76%	0.80%
Return on average shareholders' equity	12.24%	11.46%	11.29%
Dividends declared to net income	31.52%	30.00%	24.72%

Loans to deposits	70.23%	74.09%	73.23%
Non-performing loans to total period end loans	0.81%	0.32%	0.30%
Net charge-offs to average loans outstanding	0.12%	0.07%	0.16%
Allowance for loan losses to period end loans	1.58%	1.37%	1.30%
Average shareholders' equity to average total assets	6.14%	6.67%	7.08%
Allowance for possible loan losses to non-performing assets, including OREO	195.17%	403.37%	379.02%
Capital Ratios(2):			
Leverage ratio	8.49%	8.35%	7.28%
Tier 1 risk-based capital	12.27%	11.66%	11.29%
Total risk-based capital	13.74%	13.67%	12.51%
Other data:			
Number of banking offices	10	10	9

---

(1) During 2004 and continuing until December 31, 2005, we had unexercised outstanding common stock warrants. Diluted figures reflect the potential additional common shares, using the treasury method of calculation, we would have issued if these warrants had been exercised. All of these warrants were either exercised or expired on December 31, 2005. During 2004 and 2005, warrant holders purchased 5,286 shares and 68,032 shares for $182,367 and $2,347,104, respectively.

(2) In June 2003, we issued $1.0 million of junior subordinated debentures in connection with the issuance of trust preferred securities by Lyons Capital Statutory Trust I, in which we own all of its common beneficial interest. The $1.0 million constitutes eligible "Tier 1" capital for regulatory capital purposes. In August 2004, we issued $5.2 million of junior subordinated debentures in connection with the issuance of trust preferred securities by Lyons Capital Statutory Trust II, in which we own all of its common beneficial interest. $5.0 million of this amount constitutes eligible "Tier 1" capital for regulatory capital purposes. For more information see "Our Company – Average Balances and Interest Rates – Sources of Funds."

NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this Offering Circular we make forward-looking statements concerning trends and future conditions, including the future of the banking industry, our business strategy (including the possibility of future openings of banking offices and acquisitions), the Bank's compliance with its Formal Agreement with the OCC, continued acceptance and growth of our assets, loans and deposits, development and addition of products and dependence on significant customers such as agricultural and municipal customers. These statements can be identified by the use of forward-looking terminology such as "may," "expect," "plan," "intend," "seek," "anticipate," "estimate," "continue" or other similar words. These statements and similar expressions discuss expectations of the future and are intended to identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this Offering Circular. We caution readers not to place undue reliance on any of these forward-looking statements, which reflect our views on the date of this Offering Circular. The "Risk Factors" and other factors identified throughout this Offering Circular could cause our actual results to differ significantly from those contained in any forward-looking statement.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this Offering Circular. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

RISK FACTORS

An investment in the securities offered hereby involves certain risks. You should carefully read the following risk factors about our business and this offering, together with the other information in this Offering Circular, before making a decision to purchase any shares.

If any of the following risks actually occurs, our business, assets, liquidity, operating results, prospects and financial condition could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment.

We cannot guarantee the future payment of dividends

Our Board of Directors currently intends to continue its dividend payment policy. In addition, our Board of Directors has adopted a strategic goal of increasing over time our pay-out of annual cash dividends as a percentage of annual net income to 40%. The payment of future dividends will depend upon our financial resources, the earnings and the financial condition of the Bank and its subsidiaries, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends. In addition, if a default occurs in the payment due on the trust preferred securities issued by Lyons Capital Statutory Trust I or Lyons Capital Statutory Trust II, in which we own all of the common beneficial interest, or if the Bank does not abide by the terms of its Formal Agreement with the Comptroller of the Currency, we would be prohibited from paying dividends. Accordingly, there can be no assurance that dividends, if any, will be paid at historical levels during the operation of the Plan or be increased or when such increase will occur.

You may have difficulty in selling your shares or selling them at a fair price because there is little trading activity in our shares

Our common stock trades on a limited basis in the over-the-counter bulletin board under the symbol "LYBC." Our stock does not have a market maker, and we have no plans to list any of our securities on any exchange. As a result, you may not be able to sell your shares without delay, or be able to sell your shares at a fair price or at any price. We cannot predict when, if ever, a fully developed active and liquid public trading market for our securities will occur. If a developed public trading market for our securities does develop at a future time, there are no assurances that they will be sustained for any period of time.

The future trading price of our common stock may be less than the price of shares purchased under the Plan

While the trading price for our common stock has been relatively stable, we cannot assure you that the market price will not decline after you acquire shares under the Plan. The trading price of our stock could fluctuate substantially based on a variety of factors, including, but not limited to, the following:

- future announcements concerning us, our competitors or the businesses with whom we have relationships, including new competition from former officers and employees of Lyons Bancorp in our market area;

- changes in government regulations and the financial services industry, generally that affect our costs, and the types and mix of our products;

- the overall volatility of the stock markets and the economy generally;

- our growth and ability to implement our expansion strategy, especially given the competition in the banking industry in our market area; and

- changes in our operating results from quarter to quarter.

You will not have control or authority to direct the price or time at which common stock is purchased for Plan accounts. Therefore, you bear the market risk associated with fluctuations in the price of our common stock. Further, the trading volume of our stock has been limited, which may increase the volatility of the trading price of our stock.

Unless you participate in the Plan you may suffer earnings dilution and you will suffer voting dilution

The sale and issuance of shares under the Plan will increase the outstanding shares of our common stock. Consequently, all holders of our outstanding common stock will suffer a dilution in the earnings per share to the extent the capital from sales made under the Plan cannot be effectively employed.

Similarly, the increase in our outstanding shares of common stock following the offering will result in a dilution of the proportionate voting rights of current shareholders. However, a current shareholder will not suffer a dilution of proportionate voting rights upon the issuance of additional shares in the offering if such shareholder purchases a sufficient number of shares in the offering to maintain the same percentage ownership of our outstanding shares of common stock.

The Bank is under a Formal Agreement with the Comptroller of the Currency

On November 21, 2005, the Bank entered a formal written agreement, or the Formal Agreement, with the Comptroller of the Currency, or OCC, which has an indefinite term and which sets forth a series of actions necessary to correct identified weaknesses. Failure to meet the requirements of the Formal Agreement may result in sanctions against the Bank and our inability to pay dividends on our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Formal Agreement" and "Supervision and Regulation."

We have previously identified weaknesses in our overall credit risk management process

In a series of audits conducted during the first quarter of 2005 by the Bank's internal and external auditors and the OCC, several weaknesses were identified in the overall credit risk management process of the Bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Formal Agreement." If these weaknesses have not been adequately addressed, our business, financial condition and profitability may suffer.

We are required to maintain higher than normal capital levels and are subject to other regulatory restrictions, including restrictions on borrowing, which may hinder our growth plans

Under the Formal Agreement, the Bank is required to maintain a ratio of "Tier 1 Capital" to average assets of 8.0%, which is significantly higher than the 5.0% level generally necessary for "well capitalized" status under applicable banking laws and regulations. The Bank is required to maintain a ratio of Tier 1 risk based capital to risk-weighted assets of 10.0% and a Total Capital to risk-weighted assets of 12.0%. The Bank has also agreed to revise its capital program to develop a comprehensive capital program and a credit risk management program which may limit its ability to obtain new loans or increase the amount of existing loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Formal Agreement." These additional requirements and restrictions may have the effect of hindering our future growth in our assets and earnings. See "Supervision and Regulation." Declines in the rate of growth of income or assets, and increases in non-interest expenses may have an adverse impact on the value of our common stock.

Fluctuating interest rates may reduce our profitability

Fluctuations in interest rates will ultimately affect both the level of income and expense we record on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than interest-earning assets that mature in the short term. The Bank's interest rate management strategy is designed to stabilize net interest income and preserve capital over a broad range of interest rate movements by matching the interest rate sensitivity of assets and liabilities. Although we believe that our current mix of loans, securities and deposits is reasonable, significant fluctuations in interest rates may have a negative effect on our profitability.

Persistently low interest rates could erode our core profitability

We derive a significant portion of our net revenues (net interest income plus non-interest income) from the difference between what we earn on our interest-bearing assets such as loans and investment securities and what we pay for our interest-bearing liabilities. Of the $14.0 million of net revenues in 2005, 80.7% or $11.3 million was attributable to this difference.

Part of the core profitability of a community bank such as our Bank is the lower cost inherent in the deposits it gathers at its branch offices compared to those that could be obtained in the wholesale money markets. This benefit could be eroded if market rates return to lower levels as they were a few years ago. In such an environment, our ability to save on funding costs is reduced and few additional savings will accrue to us for a longer period of time. Also, in a market where current interest rates remain low, as many of our interest-bearing assets mature, we will be forced to replace them with assets at lower current market yields. This asymmetrical impact could reduce our net interest income and adversely affect our operating results.

We may experience difficulties in managing our growth

The success of our internal growth strategy will depend primarily on our ability to generate an increasing level of loans and deposits at acceptable risk levels and terms without significant increases in non-interest expenses relative to revenues generated. Our growth strategy involves a variety of risks, including our ability to:

- attract the talent needed to maintain adequate depth of management throughout our organization as we continue to grow;
- maintain adequate sources of funding at attractive pricing;
- maintain adequate underwriting practices and monitoring systems to maintain credit quality and manage a growing loan portfolio in the future; and
- implement appropriate policies, procedures and operating systems necessary to support a larger organization while keeping expenses under control.

Indeed, in connection with our recent growth, the OCC has required that the Bank focus more on maintaining adequate capital levels and managing its credit risk with respect to new loans. We expect that this will have the effect of limiting our growth in assets and profitability.

As part of our general strategy, we may acquire banks and businesses that we believe provide a strategic fit with our business. We do not have a history of growth by acquisitions. To the extent that we grow by acquisition, we cannot assure you that we will be able to manage our growth adequately and profitably. Acquiring other banks and businesses will involve risks commonly associated with acquisitions, including:

- potential exposure to liabilities of banks and businesses we acquire;
- difficulty and expense of integrating the operations and personnel of banks and businesses we acquire;
- potential disruption to our business;
- potential diversion of our management's time and attention; and
- impairment of relationships with and the possible loss of key employees and customers of the banks and businesses we acquire.

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Failure to successfully address the issues of growth either internal or by acquisition could adversely affect our results of operations and financial condition.

Strong competition within our market area may limit our profitability and growth

We face intense and increasing competition in making loans, attracting deposits and providing other financial products and services. The market area in which we operate, Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates counties, has numerous financial institutions and service providers that we compete with for customers. Our competition comes principally from other financial institutions and service providers such as: commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, finance companies, brokerage firms, and mutual fund companies.

Many of these competitors have greater financial resources and lending limits, better name recognition, more locations, more advanced technology and more financial products to offer than we have. The intense competition in the market for financial services has exerted pressure on the pricing of our loan and deposit products. Our profitability depends on our continued ability to retain existing customers and to attract new customers and to make loans and attract deposits on favorable terms. If we are unable to compete successfully for loans and deposits on favorable terms, our profitability and growth will be adversely affected.

Because we primarily serve Wayne County and several counties in a close proximity, a decline in the economy of this local region could lower our profitability and adversely affect our growth

We serve Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates counties with 10 banking offices, 26 ATMs and our Internet and telephone banking services. Our profits depend on providing products and services to customers in this local region. An increase in unemployment, a decrease in real estate values, or inclement weather, natural disasters and adverse trends or events affecting various industry groups such as agriculture are among the factors that could weaken the local economy. With a weaker local economy:

- customers may not want or need our products and services;
- borrowers may be unable to repay their loans;
- the value of the collateral securing our loans to borrowers may decline and
- the overall quality of our loan portfolio may decline.

Making mortgage loans, consumer loans, commercial loans and agricultural loans is a significant source of our profits. If customers in the local area do not want these loans, our profits may decrease. Although we could make other investments, we may earn less revenue on these investments than on loans. Also, our losses on loans may increase if borrowers are unable to make payments on their loans. All of these factors could lower our profitability and adversely affect our growth.

We may suffer more severely than other lenders if farmers experience a downturn in their economic performance as a business segment

Our agricultural lending activities are an important part of the growth and profitability of the Bank. Whereas, agricultural-related loans represent less than 2.7% of the loan portfolio of our peers at December 31, 2005, our percentage totaled 14.7%. To the extent that the fortunes of the farm economy are adversely affected by general economic conditions, we may suffer more than our peers.

Our profitability and ability to grow would be adversely affected if a change in the law occurs that precludes our municipal customers from maintaining deposits with us or if those customers withdraw their deposits from us for other reasons

Public deposits historically have been very important to us. As of January 31, 2006, 20.1% of our deposits were provided by municipal customers, which we believe to be significantly greater than our peers. If legislation to liberalize the options for municipal deposits were passed, or if our relationships with local municipalities were to deteriorate, this important source of funding could erode and/or become more expensive. This could affect our profitability and our ability to fund our growth strategies.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings would decrease

Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

- credit risks of a particular borrower;
- changes in economic and industry conditions;
- the duration of the loan; and
- in the case of a collateralized loan, uncertainties as to the future value of the collateral.

If our borrowers do not repay their loans, we may suffer credit losses. Credit losses are inherent in the lending business and could have a materially adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for loan losses for loan defaults and non-performance. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, beyond our control. Such losses may exceed current estimates. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our future losses, thereby having an adverse effect on our earnings. In addition, this may cause us to increase the allowance for loan losses in the future, thereby decreasing our future earnings. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs required by these regulatory authorities would decrease our earnings.

We may lose customers or be unable to grow our customer base if our competitors develop and invest in technological improvements that consumers desire, but which are beyond our financial ability to adopt and implement

The financial services industry continues to undergo rapid technological change with frequent introductions of new technology-driven products and services. In addition, the effective uses of technology to better serve customers increases efficiency and enables financial institutions to reduce costs. Our future success and ability to implement our growth strategy will depend in part upon our ability to use technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements.

Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To develop these and other new technologies we will likely have to make additional capital investments. Although we continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive in the future. We cannot provide you with assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers. This could result in a loss of customers or an inability to grow our customer base, either of which would adversely affect our profitability and ability to grow.

Monetary policies and economic factors could adversely affect our financial performance

The success of the Bank will depend in significant part upon its ability to attract deposits and extend loans and to maintain a sufficiently large interest margin between the rates of interest it receives on loans and other investments and the rates it pays out on deposits and other liabilities. This is affected by the monetary policies of federal regulatory authorities, particularly the Federal Reserve, and by economic conditions in our service area and the United States generally, including the following:

- changes in governmental economic and monetary policies;
- the Internal Revenue Code and banking and credit regulations;
- national, state, and local economic growth rates;
- employment rates; and
- population trends.

We cannot predict the nature and timing of any changes in such policies and conditions or their impact on us or our bank subsidiary. Any such changes may have a material adverse impact on our financial performance.

Our growth and return to investors may be limited by the laws and government agencies that regulate us and changes in these laws that may adversely affect our results of operation and financial condition

We are a bank holding company, and our principal subsidiary is a national bank. Both entities operate in a highly regulated environment and are subject to examination, supervision and comprehensive regulation by federal regulatory agencies. Banking regulations, designed primarily for the safety of depositors and not shareholders of Lyons Bancorp, may limit our growth and the return to investors by restricting activities such as the payment of dividends; mergers with, or acquisitions by, other institutions; investments; loans and interest rates; interest rates paid on deposits and the creation of branch banking offices. The Bank recently entered into a Formal Agreement with the OCC which requires it to maintain higher than normal capital levels, and implement capital and credit risk programs. These additional requirements and restrictions may have the effect of hindering our future growth in assets and earnings.

Additionally, laws and regulations could change at any time, and changes could adversely affect our results of operation and financial condition. See "Supervision and Regulation" for more information about applicable banking regulations.

A loss of our senior officers could impair our relationship with our customers and adversely affect our revenue

We rely upon our senior officers to develop business and maintain customer relationships. If any of these individuals were to leave for any reason or something were to happen to one of them, and we were unable to hire highly qualified and experienced personnel to replace them, we could lose valuable customer relationships and associated revenue, especially if they were to work with a competitor. We have attempted to reduce our risk by entering into employment agreements with our most senior officers. There is no assurance, however, that these employment agreements will be effective in retaining these executives.

Our management will have broad discretion in allocating the net proceeds from the offering and may not allocate the proceeds in the most profitable manner

We intend to use the net proceeds from this offering to pay interest on our subordinated debentures so that the Bank may conserve its resources and combine those funds with our anticipated investments in the Bank so that the Bank may increase its regulatory capital levels. Other than this, neither we nor the Bank have, specifically allocated the use of the net proceeds from this offering. Until utilized, we anticipate that net offering proceeds will be invested in short-term and intermediate-term securities or deposits in our Bank subsidiary. Therefore, management will have broad discretion as to the timing and specific application of the net proceeds, and investors will not have the opportunity to evaluate the economic, financial and other relevant information that we will use in applying the net proceeds. Although we intend to use the net proceeds to serve Lyons Bancorp's best interests, our application may not ultimately reflect the most profitable application of the net proceeds and you may not agree with such application. As a result, it is possible that our return on equity will decrease following the offering.

A decline in the market value of our investments could negatively impact shareholders' equity

Approximately 96.8% of our securities investment portfolio as of December 31, 2005 has been designated as available-for-sale pursuant to Statement of Financial Accounting Standards (SFAS) No. 115 relating to accounting for investments. SFAS No. 115 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in shareholders' equity, net of tax. Also, at December 31, 2005, we maintained approximately 28.0% of total assets in securities available for sale. If the market value of our investment portfolio declines, this would cause a decline in shareholders' equity which could be material.

If we issue additional stock in the future, your percentage of ownership of Lyons Bancorp will be reduced

As a shareholder of Lyons Bancorp, you will not have preemptive rights with respect to the issuance of additional shares of common stock or the issuance of any other class of stock. This means that if we decide to issue additional shares of stock, you will not automatically be entitled to purchase additional shares to maintain your percentage of ownership of our outstanding common stock. In addition, if we sell additional shares in the future, it is possible that those shares may be issued on terms more favorable than the terms under the Plan.

Substantial regulatory limitations on changes of control and anti-takeover provisions in our Certificate of Incorporation and Bylaws may make it more difficult for you to receive a change in control premium

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a financial holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Also our Certificate of Incorporation and Bylaws contain certain provisions that can slow down or limit a hostile takeover. The provisions are intended to discourage costly takeover battles and lessen our vulnerability to a hostile change in control, thereby enhancing the possibility that our Board of Directors can maximize shareholder value in connection with an offer to acquire us. However, anti-takeover provisions can discourage activities such as unsolicited merger proposals, acquisitions, or tender offers by which shareholders might otherwise receive a change of control premium for their shares above the market price.

Our directors and executive officers control a significant percentage of outstanding shares and may influence shareholder actions in a manner that may be adverse to your personal investment objectives

Our directors and executive officers control 16.28% of our outstanding shares of common stock before this offering. Our directors and executive officers have indicated that they intend to participate under the Plan. If our other shareholders do not participate to the fullest extent of their holdings, and our directors and executive officers do purchase shares under the Plan then our directors and officers will be able to increase their respective holdings and the ability to exert control over our affairs. Combined with the anti-takeover provisions in our Certificate of Incorporation and Bylaws, these holdings can effectively block any attempted takeover of us. In addition, if our directors and executive officers vote together as a single group, they will significantly influence the outcome of our shareholder votes, such as election of directors, amendments to our Certificate of Incorporation, mergers and asset sales. The interests of our directors and executive officers may differ from the interests of other shareholders with respect to control issues such as these.

We are not an SEC-reporting company and, therefore, there is less information available than if our securities were registered under the Securities Exchange Act of 1934, which may make it more difficult for you to sell or otherwise take action with respect to your securities in the future

We are a non-reporting issuer, which means we do not file periodic reports with the Securities and Exchange Commission and we do not plan to do so after this offering unless required by law. Although we file financial information with the Federal Reserve Bank of New York and the Bank files financial information with the Office of the Comptroller of the Currency, purchasers of our common stock under the Plan will not have ready access to the same quantity of information concerning us and the Bank that is available to the shareholders of companies that report to the Securities and Exchange Commission. Further, the vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer which may make it more difficult for you to sell or otherwise take action with respect to your securities in the future.

DIVIDEND REINVESTMENT AND OPTIONAL CASH PURCHASE PLAN

On March 8, 2006 our Board of Directors voted to adopt the Plan under which shares of our common stock are available for issuance and sale to our shareholders who reside in the State of New York. Shareholders who do not wish to participate in the Plan will continue to receive cash dividends, if and when declared.

The following, in question and answer format, describes the terms and conditions of the Plan, as in effect on the date of this Offering Circular.

Purpose

What is the purpose of the Plan?

The purpose of the Plan is to provide participants with a simple and convenient method to buy additional shares of our common stock by reinvesting cash dividends and making optional cash payments. All Plan purchases will be directly from us, either through original issue shares or shares that we have reacquired and hold as treasury shares. We will receive additional funds to be used for general corporate purposes as a result of such purchases.

What are the advantages of the Plan?

- The Plan provides participants with the opportunity to reinvest cash dividends paid on all of their shares of our common stock in additional shares of our common stock and to purchase additional shares of our common stock via optional cash payments.

- You pay no brokerage commissions, fees, expenses or service charges to us or the Bank to administer the Plan or in connection with purchases of our common stock under the Plan. If you are a "beneficial owner" and make arrangements with your broker, bank or other nominee to participate in the Plan on your behalf, however, your broker, bank or other nominee may charge you a fee for participating in the Plan on your behalf.

- All cash dividends paid on participants' shares can be fully invested in additional shares of our common stock because the Plan permits fractional shares to be credited to Plan accounts.

- Dividends on such fractional shares, as well as on whole shares, will also be reinvested in additional shares which will be credited to Plan accounts.

- Periodic statements reflecting all current activity, including share purchases and latest Plan account balance, simplify participants' record keeping.

Administration

Who administers the Plan?

The Bank will administer the Plan. The Bank, as plan administrator, will receive and invest your cash contributions, maintain your plan account records, issue periodic account statements and perform other duties related to the Plan. Shares purchased under the Plan are registered in your name in non-certificated form (book-entry) and are credited to your account in the Plan. We may appoint a new third-party plan administrator at any time within our sole discretion.

You may contact the plan administrator by mail or telephone at:

The Lyons National Bank
35 William Street
Lyons, New York 14489
Attention: Corporate Executive Secretary
(315) 946-8280

Eligibility

Who is eligible to participate in the Plan?

You may participate in the Plan if: (a) you are a "registered holder;" that is, your shares are registered in your name on our stock transfer books; or (b) you are a "beneficial owner;" that is, your shares are registered in a name other than your name (for example, in the name of a broker, bank or other nominee). Registered holders may participate in the Plan directly. If you are a beneficial owner, you must either become a registered holder by having shares transferred into your own name or make arrangements with your broker, bank or other nominee to participate on your behalf. Shareholders who reside in jurisdictions other than New York are not eligible to participate in the Plan.

Participation

How does an eligible shareholder participate?

Participation in the Plan is entirely voluntary. If you are a "registered holder" of shares of our common stock you must, in order to participate in the Plan, complete the enclosed enrollment authorization form and mail it to the plan administrator. If your shares of our common stock are registered in a name other than your own (e.g., in the name of a broker or bank nominee) then you must, in order to participate in the Plan, either: (1) make arrangements with your bank, broker or other nominee to participate in the Plan on your behalf, or (2) have your shares of our common stock re-registered in your own name(s) and then complete the enrollment authorization form and mail it to the plan Administrator.

All communications regarding the Plan by shareholders whose bank, broker or other nominee is participating in the Plan on such shareholders' behalf must be made by such shareholders to their broker or nominee. Additional copies of the enrollment authorization form will be provided from time to time to the holders of our common stock, and you may obtain one at any time by writing to the plan administrator. If your shares of common stock are held in multiple accounts, you (or your bank, broker or other nominee, as applicable) should complete an enrollment authorization form for each account. The plan administrator must receive a properly completed enrollment authorization form at least five (5) business days before a dividend record date in order for those dividends to be reinvested under the Plan.

Those shareholders who do not elect to participate in the Plan will continue to receive dividends at such times as dividends are paid to all shareholders.

When may an eligible shareholder join the Plan?

You may join the Plan at any time if you are eligible. If the enrollment authorization form is received by the plan administrator at least five (5) business days before the dividend record date, reinvestment of dividends will begin with that dividend payment.

What are the options that the enrollment authorization form provides?

The enrollment authorization form allows you to decide the extent to which you want to participate in the Plan through any of the following investment options:

- "Dividend Reinvestment" permits Plan participants to reinvest dividends on all shares of our common stock, currently owned by such participant, in additional shares of our common stock in accordance with the Plan.

- "Optional Purchases" permit Plan participants to make optional purchases of additional shares of our common stock in accordance with the Plan, whether or not dividends are being reinvested.

Plan participants may change their participation options at any time by completing a revised enrollment authorization form and returning it to the plan administrator, provided, however, that any change notification must be received at least five (5) business days before a dividend record date to be effective for such dividend record date.

May I have dividends reinvested under the Plan with respect to less than all of the shares of Lyons Bancorp common stock registered in my name?

You may only have dividends reinvested with respect to all of the shares of Lyons Bancorp common owned by you.

How may a participant change options under the Plan?

You may change participation in the Plan at any time by completing a revised enrollment authorization form and returning it to the plan administrator. Any change notification that is not received at least five (5) business days before the dividend record date will not be effective until dividends for such record date have been reinvested and the shares credited to your account.

Reinvestment of Dividends

When will dividends be reinvested?

Shares purchased with reinvested dividends will be purchased on the dividend investment date. The dividend investment date for the regular dividend on our common stock is the dividend payment date, provided, however, that if the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Any changes in your method of participating in the dividend reinvestment feature of the Plan will become effective as of the next dividend investment date if notice is received by the plan administrator at least five (5) business days before the dividend record date for the related dividend payment.

Optional Purchases

What are the minimum and maximum optional purchase limits, and when can they be made?

Any optional cash payments you wish to make must not be less than $25.00 per investment nor may your payments for any one account total more than $1,000.00 per calendar quarter. We will return optional cash payments to the extent that the optional cash payments in any calendar quarter exceed $1,000.00 or are less than $25.00. The same optional cash payment need not be sent for each investment and there is no obligation to use, nor any penalty for not using, the optional purchase feature of the Plan.

You may send in optional cash payments as often as you want, however, payments must be received by the plan administrator no later than fifteen (15) calendar days prior to the dividend payment date. You may also choose to make optional cash payments by authorizing automatic deductions from your bank account at The Lyons National Bank as is discussed in more detail below.

If the plan administrator is unable to process your optional cash payments within fifteen (15) calendar days of the dividend payment date, the plan administrator will return the funds to you by check. No interest will be paid on funds held by the plan administrator pending investment in our common stock.

How does the "Optional Purchase" feature operate?

If you choose to make optional cash payments, and do not elect the dividend reinvestment option, the plan administrator will apply any optional cash payments received from you to the purchase of shares of our common stock for your account in the Plan and will pay cash dividends on all shares registered in your account. If you have elected the dividend reinvestment option, the plan administrator will reinvest all future cash dividends on shares in the Plan purchased pursuant to the optional purchase feature of the Plan.

Once you are enrolled in the Plan, you may make optional cash payments by check or by authorizing an individual automatic deduction from your bank account if you hold a bank account at the Bank, subject to the time periods during which such optional cash payments can be made as discussed above.

If investing by check, you need not send the same amount each time and you are under no obligation to make optional cash payments in any quarter. We will not accept cash, traveler's checks, money orders or third party checks for optional cash payments. Checks should be made payable to Lyons Bancorp, Inc.

Your automatic funds transfers will begin as soon as practicable after we receive the completed Plan automatic funds transfer section. For subsequent automatic deductions, your bank account at the Bank will be debited on the dividend payment date, which is usually the 15th day after the end of the quarter or, if that day is not a business day, the business day prior to such day. You will not receive any confirmation of the transfer of funds other than as reflected on your Plan account statements.

To authorize automatic quarterly deductions from your bank account at the Bank, complete and sign the automatic funds transfer section of the enrollment authorization form and return it to the plan administrator. You may change the amount of your quarterly transfer or terminate your quarterly transfer altogether by writing to the plan administrator and indicating you wish to change or terminate electronic funds transfers. To be effective with respect to a particular investment date, your change or termination request must be received by the plan administrator at least five (5) business days before the dividend record date.

Additional contribution forms and forms to establish an automatic quarterly deduction from a checking or savings account at The Lyons National Bank may be obtained by contacting the plan administrator.

When will optional cash payments received by the plan administrator be invested and can they be returned to the participant upon request?

Optional cash payments will be invested on the dividend investment date. The dividend investment date for the regular dividend on our common stock is the dividend payment date, provided, however, that if the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

No interest will be paid by us on optional cash payments pending their actual investment. Optional cash payments will be refunded if a written request for a refund is received by the plan administrator no later than five (5) business days prior to the dividend reinvestment date.

Is there a requirement to reinvest the dividends received on shares purchased with optional cash payments?

If you have signed up for the dividend reinvestment option of the Plan in addition to the optional purchase option, then all dividends paid on shares purchased with optional cash

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payments must be reinvested. If you have only selected the optional purchase option, you will receive cash dividends on such shares.

What if your payment is returned for insufficient funds?

Payments are accepted subject to timely collection as good funds and verification of compliance with the terms of the Plan. Checks or other forms of payment returned or denied for any reason will not be resubmitted for collection.

In the event that your check is returned unpaid for any reason, the plan administrator will immediately remove from your account any shares already purchased upon the prior credit of such funds. The plan administrator may sell any such shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the plan administrator may sell such additional shares from your account as necessary to satisfy the uncollected balance.

A fee of $30.00 will be charged for any checks returned for insufficient funds, as charged by the Bank in the ordinary course of business, which may be increased without prior notice to participants. We may place a hold on your account until the fee is received or sell shares from your account to satisfy the fee.

Shares Purchased for Participants

What is the source of common stock purchased under the Plan?

Shares of our common stock will be purchased directly from us, and will be either authorized but unissued shares or shares held in the treasury.

How many shares of Lyons Bancorp common stock will be purchased for participants?

The Plan does not limit the aggregate amount of cash dividends that may be reinvested. The number of shares purchased depends on the amount of your dividends or optional cash payments, or both, and the applicable market price of our common stock. Your plan account will be credited with that number of shares, including fractions, equal to the total amount to be invested divided by the purchase price per share. There are limitations with respect to optional cash purchases as discussed above.

What will be the price of shares of Lyons Bancorp common stock purchased under the Plan?

The price of the shares of our common stock purchased under the Plan from us will be the average of the high and low sales prices of our common stock as quoted on the OTC Bulletin Board for the four (4) weeks preceding the applicable dividend investment date. If there is no trading of our common stock on the OTC Bulletin Board for a substantial period of time prior to the applicable dividend investment date, then we may determine the price of the shares of our common stock purchased under the Plan from us based on market quotations that we deem appropriate.

Could the Plan have a dilutive effect on Lyons Bancorp's shareholders?

The issuance of authorized but unissued shares by us under the Plan or the purchase of shares of our common stock held in the treasury of Lyons Bancorp, Inc. will dilute the voting interests of existing shareholders and net income per share and shareholders' equity per share will decrease.

Dividends on Shares Held in the Plan

May dividends on shares purchased through the Plan be sent directly to me?

No. The purpose of the Plan is to have the dividends on shares of our common stock reinvested. Accordingly, dividends paid on shares held in the Plan will be automatically reinvested in additional shares of common stock unless and until you elect to terminate participation in the Plan as to all shares in the Plan as described below.

In the event that you choose the optional purchase option, but do not elect the dividend reinvestment option, you may have the dividends paid on shares purchased with optional cash payments sent directly to you.

Costs

Are there any costs to me associated with purchases under the Plan?

You pay no brokerage commissions, fees, expenses or service charges to us or to the Bank to administer the Plan or in connection with purchases of our common stock under the Plan. If you are a "beneficial owner" and make arrangements with your broker, bank or other nominee to participate in the Plan on your behalf, however, your broker, bank or other nominee may charge you a fee for participating in the Plan on your behalf.

Reports to Participants

What information will plan participants receive concerning purchases of stock under the Plan?

You, if you are a "registered holder," or your bank, broker or other nominee if such person participates in the Plan on your behalf, will receive a quarterly statement of your Plan account. You must make arrangements with your bank, broker or other nominee if such person participates in the Plan on your behalf to receive your quarterly statement. The statement will confirm each transaction, such as any purchase, sale, transfer, certificate deposit, certificate issuance or dividend reinvestment. These statements are a record of your Plan account activity and identify your cumulative share position and the prices for your purchases and sales of shares under the Plan. The statements will also show the amount of dividends reinvested into additional shares for your Plan account (if applicable).

All communications regarding the Plan by shareholders whose bank, broker or other nominee is participating in the Plan on such shareholders' behalf must be made through their broker or nominee.

As a holder of our common stock, you will also receive copies of our Annual Reports, proxy statements, notices of annual and special meetings, proxy cards, and, if applicable, dividend income and other notices for tax reporting purposes.

Certificates for Shares Held Under the Plan

Will plan participants receive stock certificates for shares of Lyons Bancorp common stock purchased under the Plan?

Unless requested, certificates for shares of common stock purchased under the Plan will not be issued to you or your bank, broker or other nominee if such person participates in the Plan on your behalf. The plan administrator will hold all shares purchased by you or for your benefit in non-certificated (book-entry) form. The statement of account will show the number of shares purchased for your account under the Plan. This feature protects against loss, theft, or destruction of stock certificates.

Certificates for any number of whole shares credited to your account under the Plan will be issued to you (or your bank, broker or other nominee, if such person participates in the Plan on your behalf) within 30 days of receipt of a written request for the same or of your withdrawal from the Plan, if so requested. If you (or your bank, broker or other nominee, if such person participates in the Plan on your behalf) do not request certificates for your shares, the plan administrator will maintain your shares in book-entry form. Any remaining whole shares and fractional shares will continue to be credited to your account. Certificates for fractional shares will not be issued under any circumstances.

Safekeeping of Shares

May a participant deposit certificates of Lyons Bancorp common stock with the plan administrator?

We do not offer safekeeping services for certificates of our common stock. However, if you are a "registered holder" you may send your certificates for your shares of our common stock to us to have the ownership of such shares transferred from certificated form into book-entry form. If you wish to use this service, you should contact the plan administrator. Delivery of certificates is at your risk and, for delivery by mail, we recommend you use insured registered mail with return receipt requested. Your account statement will reflect the number of shares held by you in book-entry form.

Termination of Participation

How may I withdraw from and stop participating in the Plan?

You may withdraw from the Plan completely at any time by notifying the plan administrator in writing to that effect.

If the plan administrator receives your notice of withdrawal and termination less than five (5) business days before the next dividend record date, it will not be effective until after dividends paid for such record date have been reinvested and the shares credited to your account.

Any optional cash payments sent to the plan administrator prior to the request to terminate will be invested in our common stock unless your termination letter expressly requests the return of the optional cash payments and such letter is received no later than five (5) business days prior to the dividend investment date.

If you terminate participation in the Plan, the plan administrator will remove your shares from the Plan and those shares held in book-entry form will continue to be held in such form. We will send a check to you (or your bank, broker or other nominee if such person participates in the Plan on your behalf) in the amount equal to the value of any fractional shares, based upon the market price of our common stock as determined as set forth above.

After you withdraw from the Plan, you will receive all subsequent dividends in cash unless you re-enroll in the Plan, which you may do at any time by requesting an enrollment authorization form in the manner specified above. However, we and the plan administrator reserve the right to reject any enrollment authorization form, on any grounds, including but not limited to excessive joining and withdrawing. This reservation is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term investment service.

What happens to my Plan accounts if I transfer or sell all the Lyons Bancorp shares owned by me?

If you cease to be a shareholder of Lyons Bancorp, you cease to be eligible to participate in the Plan. If you subsequently purchase our common stock, you will have to complete and send to the plan administrator a new enrollment authorization form to enroll in the Plan.

Additional Information

What is the effect of a stock split, stock dividend or rights offering on my shares held in the Plan?

Any stock dividend or stock split declared by us on shares held in the Plan on your behalf will be credited to your account. In the event that we make available to our shareholders the right to purchase additional shares, debentures or other securities, you will be given the opportunity to exercise such rights accruing on your shares held in the Plan and any additional shares of our common stock purchased will be placed in your account.

May I pledge the shares held in my Plan account?

Your rights under the Plan and shares credited to your account may not be pledged. If you wish to pledge your shares, you must request that certificates for such shares be issued in your name.

How do I sell shares held in the Plan?

Currently, we do not handle the sale of shares for your account. You may choose to sell your shares at any time through a stockbroker of your choice. If you choose to sell shares held in the Plan, you need to request a certificate for your shares from the plan administrator (or from your bank, broker or other nominee if such person participates in the Plan on your behalf) for delivery to your stockbroker prior to settlement of such sale.

How do I change the name, transfer or give my plan shares as a gift?

You may change the name, transfer or gift shares in your Plan account at any time. Transfers may be made in book-entry or certificated form. Simply contact the plan administrator at the address set forth above transfer instructions.

How will my shares held under the Plan be voted at meetings of shareholders?

You will receive a proxy card covering both your certificated shares and the shares held in your account under the Plan (other than fractional shares). If the proxy card is timely returned properly signed and marked for voting, all of the shares will be voted as marked. The total number of all shares held may be voted in person at the shareholders' meeting in accordance with instructions contained in our Proxy Statement.

If a proxy card is timely returned and properly signed but without indicating instructions as to the manner in which shares are to be voted with respect to any item, all of your shares will be voted (to the extent legally permissible) in accordance with the recommendations of our Board of Directors. This procedure is consistent with the actions taken with respect to shareholders who are not participating in the Plan and who return properly signed proxy cards which do not provide voting instructions. If the proxy card is not timely returned, or if it is returned unsigned or improperly signed, none of your shares covered by such proxy card will be voted.

What are the federal income tax consequences of participation in the Plan?

In general, you will have the same federal income tax obligations with respect to dividends credited to your account under the Plan as other holders of shares of our common stock who elect to receive cash dividends directly. You are treated for income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value of the our common stock credited to your account under the Plan, even though that amount was not actually received by you in cash but, instead, was applied to the purchase of additional shares for your account.

The basis of each share credited to your account pursuant to the dividend reinvestment aspect of the Plan is the fair market value of our common stock when purchased, and the holding period for such shares begins on the day after that date the shares are acquired for a participant's account. We intend to make every reasonable effort to determine the fair market value on the dividend payment date and use that value to determine the number of shares purchased with your cash dividend, however, because there is not an active trading market for our common stock, our valuation may be only an approximation of the fair market value.

Generally, when you receive certificates representing whole shares previously credited to your account under the Plan upon withdrawal from the Plan or pursuant to your request, it will not result in the recognition of taxable income. You may recognize a gain or loss when fractional shares are sold on your behalf upon withdrawal from the Plan or if you sell your shares issued to you from the Plan.

You should consult your own tax adviser regarding the particular tax consequences, including state tax consequences, which may result from participation in the Plan and any subsequent disposal of shares acquired pursuant to the Plan.

What is the responsibility of Lyons Bancorp and the plan administrator?

Lyons Bancorp and the plan administrator, in administering the Plan, will not be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon the participant's death or judicially declared incompetency prior to receipt by us of notice in writing of such death or incompetency; the prices and times at which shares are purchased for a participant's account; or any loss or fluctuation in the market value before or after purchase of shares.

Who bears the risk of market price fluctuations in our common stock?

Your investment in shares acquired under the Plan is no different from a direct investment in our shares. You alone bear the risk of loss and realize the benefits of any gain from market price changes with respect to all your shares held in the Plan, or otherwise. We cannot guarantee liquidity in the market, thus your investment and the marketability of your securities may be adversely affected by the current market conditions.

May the Plan be changed or discontinued?

Although we anticipate maintaining the Plan, the Plan may be amended, suspended, modified or terminated at any time by our Board of Directors without the approval of the plan participants. Notice of any such suspension or termination or material amendment or modification will be sent to all participants, who shall at all times have the right to withdraw from the Plan.

We may terminate your participation in the Plan at any time by written notice to the plan administrator. In such event, we will request instructions from you for disposition of the shares in your account. If we do not receive instructions from you, the plan administrator will maintain your shares of our common stock held in the Plan in book-entry form and send you a check for any fractional shares.

How are the Plan materials and the terms and conditions to be interpreted?

Lyons Bancorp and the plan administrator will determine all issues of interpretation of the provisions set forth in the Plan.

HOW WE INTEND TO USE THE PROCEEDS

We cannot predict the number of shares that will be purchased under the Plan or the prices at which they will be purchased. We intend to add the proceeds from the sales to our general funds to be used for general corporate purposes, including without limitation, paying interest due on subordinated debt; investing in short-term and intermediate-term interest bearing securities or in deposits in our Bank subsidiary, or for injecting additional capital into the Bank as Tier 1 regulatory capital. The Bank plans to use the portion of the net proceeds it receives to invest in new loans and investment securities.

MARKET FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Our stock is traded on a limited basis in the over-the-counter market under the symbol "LYBC." Our stock does not have a market maker, and we do not plan to list our securities on any exchange. Transactions in our stock are reported in the National Association of Securities Dealers reporting system known as the "OTC Bulletin Board."

We do not have outstanding options, warrants to purchase, or securities convertible into, common stock. However, we have reserved shares of common stock for sale to the Bank's executive officers under deferred compensation arrangements with them. We have not agreed to register any common stock under the Securities Act for sale by our security holders, although we reserve the right to do so in the future. Other than this offering, none of our stock is being, or has been proposed to be, publicly offered by us, the offering of which could have a material effect on the market price of our common stock.

The following table describes for the quarters indicated the high and low sales for our stock as quoted on the OTC Bulletin Board and dividends declared and paid with respect to our stock since January 1, 2004.

	High	Low	Dividends
2004:			
First Quarter	$ 36.00	$ 30.00	$ 0.17
Second Quarter	30.75	30.25	0.18
Third Quarter	32.50	30.50	0.19
Fourth Quarter	36.00	31.00	0.20
2005:			
First Quarter	36.25	35.00	0.21
Second Quarter	38.85	36.05	0.22
Third Quarter	40.00	38.05	0.23
Fourth Quarter	40.00	36.05	0.24
2006:			
First Quarter(1)	37.00	35.15	0.245(2)

(1) Prices from January 1, 2006 through March 9, 2006.

(2) On February 21, 2006, our Board of Directors declared a $0.245 per share dividend payable on April 14, 2006 to shareholders of record on March 31, 2006.

The above quotations represent prices, between dealers without adjustments for retail markups, markdowns or commissions. The quotation of our common stock on the OTC Bulletin Board does not assure that a meaningful, consistent and liquid market for such securities currently exists.

As of February 28, 2006, there were 473 holders of record of our common stock.

OUR POLICY REGARDING DIVIDENDS

Since our formation in 1987, we, as the holding company of the Bank, have continued the payment of cash dividends in keeping with the historical payment of cash dividends. We (or the Bank prior to our formation) have paid consecutive annual cash dividends for more than 50 years. Our Board of Directors currently intends to continue the policy of paying dividends. In addition, our Board of Directors has adopted a strategic goal of increasing over time our pay-out of cash dividends as a percentage of net income to 40%. There can be no assurance, however, that dividends will be paid, if any, at historical levels following the offering or be increased or when such increase will occur. Future payment of dividends must necessarily depend upon our financial resources, the earnings and financial condition of the Bank, restrictions under applicable law and regulations, and other factors relevant at the time the Board of Directors considers any declaration of dividends. To the extent we have insufficient cash available for the payment of dividends; we must receive dividends from the Bank. Therefore, the restrictions on the Bank's dividend payments are directly applicable to us. For a description of limitations on the ability of the Bank to pay any dividends to us, see "Regulation and Supervision."

We will be restricted in our ability to pay dividends if we default on certain of our obligations related to the Lyons Capital Statutory Trust I or Lyons Capital Statutory Trust II, in which we own all of the common beneficial interest, or if the Bank fails to comply with the terms of its Formal Agreement with the OCC. We formed these trusts in June 2003 and August 2004, respectively, for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by us. In connection with each formation, we also sold subordinated debentures to the Trust I in the principal amount of $1,035,000 and to Trust II in the principal amount of $5,155,000. If we defaulted on our obligations under the guarantees or the subordinated debentures, we would be prohibited from paying dividends under the indentures governing the preferred trust securities.

In November 2005, the Bank entered into a Formal Agreement with the OCC which sets forth a series of actions necessary for it to correct identified weaknesses. These include restrictions on the Bank's ability to pay dividends, unless it complies with its OCC approved capital plan, when the Bank does not exceed its legal limitation on the amount of dividends that may be paid, and only when prudent depending on the capital needs of the Bank. If the Bank fails to abide by these restrictions and conditions, we would be restricted in our ability to pay dividends.

DETERMINATION OF OFFERING PRICE AND DILUTION

If you purchase shares of our stock under the Plan in this offering, you may pay a higher price per share than the prices paid to us by certain of our officers and directors during the past five years. The price at which shares will be purchased under the Plan will be the average of the high and low sales prices of our common stock as quoted on the OTC Bulletin Board for the four (4) weeks preceding the applicable dividend investment date. If there is no trading of our common stock on the OTC Bulletin Board for a substantial period of time prior to the applicable dividend investment date, then we may determine the price of the shares of our common stock purchased under the Plan from us based on market quotations that we deem appropriate. The most recent trade of our common stock occurred on March 8, 2006, at a price of $37.00 per share. The following table summarizes the total consideration paid to us and the average price paid by our officers, directors and affiliates during the last five years:

	Shares Purchased	Total Consideration	Average Price Per Share
Officers, directors, etc.(1)(2)	33,927	$ 834,103	$24.59

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(1) Includes 1,100 shares issued in 2003 to certain members of our senior management as a stock bonus award; 840 shares purchased in 2003 by our President, Robert Schick, from us at $22.50 per share under a deferred compensation arrangement under his employment agreement; 2,125 shares purchased in 2004 by Messrs. Schick, Britt & Burt at $28.00 per share under a deferred compensation arrangement under their employment agreements; and 2,489 shares purchased by Messrs. Schick, Britt, Burt, Kime & Cataldi at $35.40 per share under a deferred compensation arrangement.

(2) Includes 10,450 shares purchased by officers and directors in our shareholder and community offering under SEC Regulation A in October 2000, as part of a unit purchased at $17.50 per unit, which was comprised of one share of common stock and one warrant to purchase one share of common stock at $18.75 per share. Also includes 6,918 shares purchased pursuant to such warrants. It also includes 5,967 shares purchased by officers and directors in our shareholder and community offering under SEC Regulation A in May 2004, as part of a unit purchased at $32.00 per unit, which was comprised of one share of common stock and one warrant to purchase one share of common at $34.50. Also includes 4,038 shares purchased pursuant to such warrants.

CAPITALIZATION

The following table sets forth our equity capitalization as of December 31, 2005. You should read the information in this table together with the "Selected Financial and Other Data," our unaudited consolidated financial statements and notes thereto and the other information in this Offering Circular.

Shareholders' equity:	December 31, 2005 (unaudited)
Common stock, par value $.50 per share, 2,000,000 shares authorized and 867,664 shares issued	$ 433,832
Additional paid-in capital	7,881,089
Retained earnings	13,926,737
Accumulated and other comprehensive income	(1,034,009)
	21,207,649
Less: Treasury stock (9,183 shares) at cost	(212,469)
Total shareholders' equity	$ 20,995,180

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OUR COMPANY

General

Lyons Bancorp, Inc., which is a bank holding company under the Federal Bank Holding Company Act of 1956, owns all of the outstanding capital stock of The Lyons National Bank and all of the common beneficial interest of the Lyons Capital Statutory Trust I and Lyons Capital Statutory Trust II. Lyons Bancorp was incorporated under the laws of the State of New York on April 15, 1987. On December 31, 2005 we relinquished our status as a financial holding company in connection with the Bank's entry into the Formal Agreement with the OCC.

We are a community oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. We attract deposits from the general public in the areas surrounding our banking offices and use those funds, together with funds generated from operations and borrowings, to originate commercial real estate loans, residential mortgage loans, commercial and agricultural loans and consumer loans. We also invest in mortgage-backed securities and other permissible investments.

Since 2001, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of December 31, 2005, we had total consolidated assets of $321.3 million, deposits of $281.8 million, total loans of $197.9 million and total shareholders' equity of $21.0 million. This represents growth during this five year period of 106.8%, 116.6%, 133.1%, and 92.7% in each of these categories.

During 2005 we reported record net income of $2.3 million or $2.91 per diluted share, a 16.4% increase over 2004 net income. We also rewarded our shareholders by increasing our annual dividend payout to 31.5% of our annual 2005 net income, from 30.0% of our net income in 2004.

At December 31, 2005, Lyons Bancorp was staffed by three part-time employees; Robert A. Schick, President and Chief Executive Officer, Kenneth M. Burt, Treasurer and Carol Snook, Secretary. None of these employees receives compensation from Lyons Bancorp. All three are full-time, compensated, employees of The Lyons National Bank. Mr. Schick is President and Chief Executive Officer of The Lyons National Bank; Mr. Burt is Senior Vice President and Chief Financial Officer; and Ms. Snook is Corporate Executive Secretary.

Our principal executive office is located at 35 William Street, Lyons, New York 14489. This historical building houses our corporate offices, data processing center, and our bank operations functions. We believe this facility has the capacity to service our needs for the foreseeable future.

Our telephone number is (315) 946-4871, and our web-site is www.lyonsbank.com. Information at our web site is not part of this Offering Circular.

Lyons National Bank

The Lyons National Bank commenced business operations in 1852 as the Palmyra Bank of Lyons and later changed its name to The Lyons National Bank. In 1933, the Bank merged with the Gavitt National Bank to create The Lyons National Bank. The Bank opened its first branch banking office in Lyons in 1986 and added a second in Wolcott, New York in 1990. More recently, our pace of expansion has accelerated as we entered the Newark, New York market in 1996 and upgraded to a new facility there in 2000. Our first supermarket location commenced operations in Macedon, New York in 1997. We opened full service banking offices in Ontario, New York in 1999, in Jordan, New York in 2001, in Clyde, New York in 2002 in Geneva, New York in 2003, and in Penn Yan, New York in 2004. We constructed new facilities for our Geneva and Penn Yan offices in 2005.

The Bank is a full service community oriented commercial bank, without trust powers. We believe the Bank presents an alternative to large national or regional financial institutions by offering local ownership, local decision-making and other personalized service characteristics of community banks.

The Bank has two subsidiaries, Lyons Realty Associates Corp. and LNB Life Agency, Inc. The Bank owns all of the common stock and 93.5% of the non-voting preferred stock of Lyons Realty and all of the capital stock of LNB Life Agency, Inc. A group of investors owns approximately 6.5% of Lyons Realty's non-voting preferred stock.

Other Subsidiaries

Lyons Realty Associates Corp., or Lyons Realty, is a New York corporation formed by the Bank in June 2001 to operate as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Lyons Realty primarily acquires, owns and holds a portfolio of real estate mortgages and related assets. To date, our Bank has originated all of the mortgages held by Lyons Realty. As of December 31, 2005, Lyons Realty held $23.9 million in real estate mortgages. Lyons Realty does not provide any services or products to third parties.

LNB Life Agency, Inc. is a New York corporation formed by the Bank in February 2003 to serve as its financial services subsidiary. During 2003 and 2004 LNB Life Agency made available non-insured financial services and products to our customers and potential customers in return for compensation, through referral arrangement with Mapstone Financial Group. It discontinued that relationship in 2005 and no longer offers new products. It still received commissions on policies sold during that period.

Lyons Capital Statutory Trust I, or Trust I, is a Connecticut statutory trust which Lyons Bancorp formed in June 2003. Lyons Capital Statutory Trust II, or Trust II, is a Delaware statutory business trust we formed in August 2004. These trusts are not authorized and do not conduct any trade or business and were formed for the sole purpose of the issuance, sale and administration of the preferred trust capital securities. The trusts' principal assets are subordinated debentures issued by Lyons Bancorp. In June 2003 concurrently with Trust I's acquisition of these subordinated debenture, Tioga State Bank, a non-affiliated entity, purchased from Trust I $1.0 million of preferred trust capital securities. In August 2004, concurrently with Trust II's acquisition of these subordinated debentures, Trust II issued $5.0 million of preferred

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trust capital securities to investors. The trust preferred securities issued by these trusts are classified as long-term debt for the financial statements purposes, but Tier 1 capital for regulatory purposes. For further description of the details of these transactions see "Business – Sources of Funds – Borrowings;" "Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital."

Products and Services

The Bank provides a wide range of traditional commercial and retail banking products and services for individuals and small to medium sized businesses primarily in our market area. The Bank's services include accepting time, demand and savings deposits, and making secured and unsecured loans. See "-- Sources of Funds – Deposits" Deposits in the Bank are insured to applicable limits by the Federal Deposit Insurance Corporation. The Bank offers enhanced delivery system options such as Internet and telephone banking and helps business customers manage their cash flow with Automatic Clearing House origination and cash management services. Other services the Bank offers include safe deposit boxes, travelers' checks, money orders, wire transfers, drive-through facilities, an in-store location, 24-hour depositories, and ATMs. The Bank's lending products include residential and commercial real estate loans, agricultural, commercial, and consumer loans. See "--Lending Activities."

The Bank, through an arrangement with Linsco/Private Ledger, a non-affiliated entity, makes non-insured financial services and products available to its customers and potential customers. These products range from stocks, bonds and mutual funds to life insurance and annuities. Linsco/Private Ledger also offers advisory services to the Bank under this arrangement. Linsco/Private Ledger sells the product or service to the customer and the Bank receives a referral commission from Linsco/Private Ledger for the sale. The commissions we receive from these transactions are intended to help offset some of the risk associated with our net interest margin because it can provide a recurring source of revenue. In 2005, the amount of revenue we generated from these products was $156,338.

Business Strategy

Our mission is to increase shareholder value by offering financial services to a constantly changing market. Our strategy includes:

- Growing our community banking franchise mainly with de novo branch expansion in selected markets where we can gain a competitive advantage by providing our customers with personal service;

- Expanding our relationships with commercial and agricultural customers through utilizing lending officers who know our customers' businesses and can offer competitive products to meet their needs;

- Cementing retail market loyalty by focusing on core consumer needs for transaction services and residential mortgages; and

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- Continuing to expand our sales of non-bank financial services to produce stronger and more diversified sources of fee income and to broaden our customer base.

Grow Franchise

As of June 2005, based on statistics provided by the Federal Deposit Insurance Corporation, we ranked first in our deposit market share among banks in Wayne County, New York achieving our long-term goal of securing the top market share position in Wayne County. However, we do not intend to rest on our laurels; rather it is our intention to continue to increase our market share of deposits in Wayne County.

Since 2000, we have opened three offices outside Wayne County. We expect to continue our expansion outside of Wayne County over time. Our strategy is to open de-novo or acquire banking offices in communities that we believe have either been abandoned or poorly served by current financial institutions. Before opening offices in these communities, we generally identify and hire individuals who can provide unique personal service in the market.

We also plan to consider acquisitions of other financial institutions and financial related service companies and/or individual branch offices. As of the date of this offering circular, we do not have any agreements, arrangements or understandings for acquisitions of any kind.

We seek to provide customers the personal attention they desire while having the technological ability to provide services such as on-line Internet banking that require less customer contact.

Deepen Commercial and Agricultural Relationships

On December 31, 2005, we had $197.9 million of total loans. The most significant concentration of our loans is commercial and agricultural loans, which as of December 31, 2005 totaled $131.4 million and constituted 66.4% of our total loans.

We have almost tripled our loan portfolio over the past five years. We have a staff consisting of seven commercial/agricultural lending officers and three residential mortgage and consumer loan officers. These loan officers are supported by a credit administration department consisting of an administrator, four analysts and an administrative assistant. Further, our loan operations department consists of a supervisor, mortgage processor and six clerical employees.

In accordance with the Bank's program to comply with the Formal Agreement with the OCC, we plan to limit the growth of our loan portfolio to approximately 5.0% to 7.0% in 2006 over 2005 levels.

Cement Retail Loyalty

In order to attract consumers, we offer products that address consumers' needs to manage their funds on a day-to-day basis and finance homes.

We offer checking and savings products, which are accessible by either visiting our local offices or by electronic means. We have the greatest number of ATMs of any financial institution in Wayne County and offer full access for our customers in all of the major domestic ATM networks. Internet and telephone banking provide customers additional alternatives to access their accounts.

The decision to purchase or refinance a home is a significant financial transaction for most of our customers. If the loan is a plain-vanilla mortgage that meets all of the standards of the secondary marketplace, we can originate, sell, and service the loan. This allows customers to take advantage of national funding options while retaining a local contact should any problems develop. The Bank benefits because it can generate fees for these services. Another advantage of this approach is that the loan will not impose regulatory capital requirements on us, allowing us to originate additional loans. For those properties that do not fit into the one-size-fits-all box of the secondary market, we can originate and hold the loan.

We intend to continue emphasizing the core consumer deposit and mortgage products in our market and to continue to build our serviced mortgage portfolio.

Expand Sales of Non-Bank Financial Services

Making non-interest income a larger part of our total revenue stream and broaden our base of customers and increasing customer retention through sales of these products and services is an integral part of our strategy. The Bank, through an arrangement with Linsco/Private Ledger, makes non-insured financial services and products available to its customers and potential customers. These products range from stocks, bonds and mutual funds to life insurance and annuities. Linsco/Private Ledger also offers advisory services to the Bank under this arrangement.

Business Support Strategies

To support our business growth we believe that we need to execute the following five key business support strategies.

Marketing and Sales Approach

To generate increased revenues in the fast-changing financial services marketplace, we believe that we must balance our community banking culture with an effective marketing and sales approach. As we compete for customers, we strive to project a consistent image to the consumer. We also train our staff to identify the needs of our customers so that we can sell them the products and services that will generate our future profits.

Expanded Product Lines

In addition to our current arrangement with Linsco/Private Ledger, we plan to support better marketing and training by developing and offering added products and services to our customers. We expect to develop products in-house and offer them through our own systems and customer representatives. We are exploring possible acquisitions of new lines of business to provide customers access to non-bank products and services. In addition, we will consider utilizing out-sourcing options that offer a good trade-off between time to market and revenues generated. New product lines we are considering include: insurance, brokerage, mortgage banking, financial planning, investment management, and trust services.

Infrastructure

We have more than doubled the assets of the Bank in the last five years and have added four new branches. During this time the staff has increased from 74 employees to 123 employees. In order for us to continue our success we plan to deepen the organizational structure of the Bank by adding expertise in certain specialized areas, such as a dedicated retail lending executive and by adding to staff positions throughout the Bank.

The Bank utilizes a third-party data processing consortium for its technology needs. This method of operation places responsibility for the technical aspects of technology with experts while keeping the responsibility for strategy within the Bank. A key portion of our future success will rest on our ability to upgrade the capabilities of our systems to provide timely information to make decisions. We are in the process of thoroughly reviewing our current technology systems to ensure they will meet our expanding needs.

In the next few years, we plan to review all of the space needs of our Bank. Currently, we are making a significant commitment to upgraded facilities that house our administrative and operations personnel.

Manage Risk

The key risks we face include credit, liquidity, interest rate sensitivity, reputation, and operations. We manage each of these areas in a structured fashion. Although each of our risks is managed by individuals and systems unique to the particular risk in question, we maintain a global risk management process as well. This approach allows us to monitor the various risks we face in an integrated fashion. We feel it is important to review risk trends in all areas at the same time to make sure that we are not subject to a correlated increase in risk that could feed on itself. Our internal Risk Management Committee is charged with the responsibility to gather information from each risk area, collate it, and review the implications in an enterprise-wide fashion. We self-rate the Bank in the different areas and take care to compare these ratings to those provided by outside parties (auditors, examiners, etc.) for consistency.

In conjunction with the Bank's Formal Agreement with the OCC, we expanded our Credit Administration Department from two full time employees to six. We also plan to add staff to the audit department in 2006.

Our net charge-offs for 2005 were $223,059 (.12% of average loans during 2005). Our non-performing assets were .81% of outstanding loans as of December 31, 2005, which was above our peer average of .49% of outstanding loans. See Uniform Bank Performance Report, Federal Financial Institution Examinations Council December 31, 2005 ("Uniform Bank Performance Report"), page 8A ("Analysis of Past Due, Non-accrual & Restructured Loans & Leases"). Our loan loss reserve totaled $3.1 million or 1.58% of outstanding loans. This exceeds peer averages of 1.22%. See Uniform Bank Performance Report, page 7 ("Analysis of Credit Allowance & Loan Mix").

We manage our balance sheet risks (liquidity and interest rate sensitivity) through a regular monitoring process and an active Asset/Liability Committee which includes senior management. The Bank has increased in total assets from roughly $122.4 million at the end of 2000 to over $321.3 million as of the end of 2005. During this period, the Bank has had minimal wholesale funding and has navigated through the collapse in rates to multi-decade lows and the subsequent increase in rates over the past two years while increasing net interest income in every year.

The potential risk to our reputation from rumor or unauthorized activities could cause severe harm to our business. We take any comments made about the Bank seriously and counter any inaccuracies we find as quickly as we can. All of our employees and directors are subject to our internal Code of Conduct Policy that provides strict guidelines for actions and formal penalties for violations. Our corporate governance policies have been enhanced, meeting many of the guidelines in place for much larger institutions.

Operating risk has become a much more important consideration in the past few years as new threats have been presented. We have established strict privacy requirements in all of our customer dealings. We have taken steps to secure our data processing areas from attack both physical and through electronic means. We believe our disaster recovery procedures are adequate.

Capital Management

Capital raising activities generally take place at Lyons Bancorp while capital use other than dividend and interest payments is primarily related to the Bank's business and regulatory needs. We work to closely integrate the capital needs of Lyons Bancorp and the Bank so that capital movement between the two entities is both timely and appropriately sized. See "Management's Discussion and Analysis of Financial Condition and Results of Operations–Capital"

Banking Operations

Market Area

During June 2003, we opened our first location in Ontario County, New York by adding a banking office on Seneca Street in Geneva, New York. We relocated that office to our new facility at 399 Exchange Street in June of 2005. Expanding into Geneva is strategically important to us. Geneva proper is one of the largest markets in our service area with a population of over 13,000 and bankable deposits of close to $450 million. Moreover, we do not believe that it is an over-banked community. When we opened our branch, we became but the fourth bank to establish a presence in the city.

While opening our first banking office in Ontario County is important in its own right, being in Geneva has afforded us the opportunity to springboard into other markets in Ontario

County and has opened a door on the entire Finger Lakes Region. In May of 2004 we opened our newest branch in Penn Yan, in Yates County, in a temporary storefront. We moved into our permanent facility in January of 2005.

With the opening of the Penn Yan banking office, the Bank now operates ten banking offices within its primary market area, which is centered around Lyons, New York. The Bank's primary market area now encompasses Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates Counties in New York State.

The following maps show the Bank's primary market area:


Counties of
Central New York
Clyde
Ontario
Wolcott
WAYNE
Lyons
Newark
Macedon
MONROE
Syracuse
Jordan
ONONDAGA
Geneva
ONTARIO
SENECA
CAYUGA
Penn Yan
YATES


Monroe
Wayne
Onondaga
Ontario
Yates
Seneca
Cayuga

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Average Balances And Interest Rates

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets, the resultant yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Average balances are derived from average daily balances. The yield on securities available-for-sale is included in investment securities and mortgage-related securities and yields are calculated on the historical basis. All interest has been adjusted to a fully taxable equivalent amount using the federal statutory rate of 34%. The yields and rates are established by dividing income or expense dollars by the average balance of the asset or liability.

AVERAGE BALANCES AND INTEREST RATES

(Dollars in thousands)

	December 31, 2005			December 31, 2004			December 31, 2003		
	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates
Assets:									
Loans	$ 191,172	$ 13,002	6.80%	$ 156,210	$ 9,447	6.05%	$ 107,305	$ 6,987	6.51%
Investment Securities									
Taxable	65,040	2,379	3.66%	59,352	2,237	3.77%	63,981	2,397	3.75%
Tax-Exempt	24,533	742	3.02%	14,554	462	3.17%	15,243	493	3.23%
Total Securities	89,573	3,121	3.48%	73,906	2,699	3.65%	79,224	2,890	3.65%
Fed Funds Sold	6,016	179	2.98%	2,365	29	1.23%	3,995	45	1.13%
Other Interest Earning Deposits	1,057	28	2.65%	360	4	1.11%	903	9	1.00%
Total Interest Earning Assets	287,818	16,330	5.67%	232,841	12,179	5.23%	191,427	9,931	5.19%
Other Assets	21,577			15,194			13,102		
Total Assets	$ 309,395			$ 248,035			$ 204,529		
Liabilities and Shareholders Equity:									
Interest-Bearing Deposits									
Now Accounts	$ 27,740	$ 192	0.69%	$ 21,523	$ 152	0.71%	$ 18,777	$ 129	0.69%
Money Market Accounts	35,036	497	1.42%	32,690	435	1.33%	28,131	455	1.62%
Savings	71,323	1,140	1.60%	51,390	510	0.99%	44,727	479	1.07%
Time > $100,000	34,241	828	2.42%	32,389	439	1.36%	30,877	511	1.65%
Other Time	58,927	1,745	2.96%	41,643	1,019	2.45%	25,916	721	2.78%
Total Interest-Bearing Deposits	227,267	4,402	1.94%	179,635	2,555	1.42%	148,428	2,295	1.55%
FHLB Advances and Repurchase Agreements	11,359	271	2.39%	14,231	311	2.19%	14,492	359	2.48%
Total Preferred Securities	6,000	363	6.05%	3,000	126	4.20%	56	5	8.93%
Total Interest Bearing Liabilities	244,626	5,036	2.06%	196,866	2,992	1.52%	162,976	2,659	1.63%
Noninterest-Bearing Deposits	43,654			33,306			25,600		
Other Liabilities	2,128			1,311			1,473		
Stockholders' Equity	18,987			16,552			14,480		
Total Liabilities and Stockholders' Equity	$ 309,395			$ 248,035			$ 204,529		
Spread in Interest-Bearing Funds			3.62%			3.71%			3.56%
Net Interest Income		$ 11,294			$ 9,187			$ 7,272	
Net Interest Margin[(1)]			3.92%			3.95%			3.80%

(1) Net Interest Margin represents net interest income divided by average interest-earning assets.

Lending Activities

The principal lending activity of the Bank has been the origination for its own portfolio of adjustable and fixed-rate loans secured by various forms of collateral. The Bank also originates residential mortgages which it sells to third parties and retains servicing rights. These mortgages are sold without recourse to the Bank. The value of the servicing rights associated with these sold mortgages was $109,000 and $61,000 as of December 31, 2005 and 2004, respectively. Prior to 2004, the value of the servicing rights was immaterial, and, as such, no asset was recorded for them.

The following tables include a Summary of Loan Portfolio, Maturities of Loans, Sensitivity of Loans to Changes in Interest Rates and a Volume/Rate Analysis:

Summary of Loan Portfolio
By Type
(Dollars in thousands)

	As of December 31,				
Type	2005	2004	2003	2002	2001
Domestic:					
Commercial, financial and agricultural	$131,383	$117,351	$ 73,461	$ 46,813	$ 40,380
Real estate - mortgage loans	46,302	40,018	36,043	32,504	30,029
Installment and other consumer loans	20,205	18,421	18,071	18,524	14,447
Sub-total	$197,890	$175,790	$127,575	$ 97,841	$ 84,856
Foreign	---	---	---	---	---
Total loans	$197,890	$175,790	$127,575	$ 97,841	$ 84,856
Allowance for loan and lease losses	(3,129)	(2,409)	(1,658)	(1,224)	(1,007)
Total loans, net of allowance	$194,761	$173,381	$125,917	$ 96,617	$ 83,849

Maturities of Loans
As of December 31, 2005
(Dollars in thousands)

	Maturing within one year	Maturing after one but within five years	Maturing after five years	Total
Commercial, financial, agricultural	$ 31,614	$ 26,774	$ 72,995	$ 131,383

Sensitivity of Loans to Changes in Interest Rates
(Dollars in thousands)

	As of December 31, 2005	
	Fixed Rate	Variable Rate
Due after one but within five years	$ 21,626	$ 27,937
Due after five years	$ 42,746	$ 4,559

{680834:}

Volume Rate Analysis
(Dollars in thousands)

Interest Income:	2005 Compared to 2004 Increase (Decrease) Due to Change In Volume[1]	Rate[2]	Total	2004 Compared to 2003 Increase (Decrease) Due to Change In Volume[1]	Rate[2]	Total
Loans	$ 2,114	$ 1,172	$ 3,286	$ 3,184	$ (494)	$ 2,690
Investment Securities	569	(126)	443	(195)	-	(195)
Federal Funds Sold	45	41	86	(18)	4	(14)
Other Interest Earning Assets	7	6	13	(5)	1	(4)
Total Interest Income	2,735	1,093	3,828	2,966	(489)	2,477
Interest Expense:						
NOW	44	(4)	40	19	4	23
MMDA	31	29	60	74	(82)	(8)
Savings	198	313	511	71	(36)	35
Time>$100,000	25	343	368	25	(90)	(65)
Other Time	423	212	635	437	(86)	351
FHLB Borrowings	(63)	28	(35)	(6)	(42)	(48)
Trust Preferred Securities	126	56	182	263	(3)	560
Total Interest Expense	784	977	1,761	883	(335)	548
Net Change in Interest Income	$ 1,951	$ 116	$ 2,067	$ 2,083	$ (154)	$ 1,929

---

(1) The volume variance reflects the change in average balance outstanding multiplied by the average rate during the prior period. All interest has been adjusted to a fully taxable equivalent amount using the federal statutory rate of 34%. Non-accruing loans have been used in the daily average balances to determine changes in interest and income to due volume.

(2) The rate variance reflects the change in average rate multiplied by the average balance outstanding.

Interest Sensitivity

An important element of both earnings performance and liquidity is management of interest rate sensitivity. Interest rate sensitivity management involves comparison between the maturity and re-pricing dates of interest-earning assets and interest-bearing liabilities, with the goal being to minimize the impact on net interest income in periods of extreme fluctuations in interest rates. The Bank measures its interest rate risk through the use of guidelines designed to measure the impact on an annualized net interest margin due to an immediate 2% change in interest rates. Quarterly, the change in net interest income, as well as several other strategic measurement ratios, are presented to the Bank's Asset/Liability Committee ("ALCO") and Board of Directors and compared to the Bank's established guidelines. The Bank has historically maintained the ratios within the acceptable ranges of the guidelines.

A useful measure of the Bank's interest rate risk is "interest sensitivity gap," the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval. Interest rate "gap" analysis measures the relative dollar amounts on interest-earning assets and interest-bearing liabilities which re-price within a specific time period, either through maturity or rate adjustment. A "positive" gap for a given period means that the amount of interest earning assets maturing or otherwise re-pricing exceeds the amount of interest-bearing liabilities maturing or otherwise re-pricing within the same period. Accordingly, in a rising interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a greater increase in the yields of its assets relative to the cost of its liabilities. Conversely, the cost of funds for an institution with a positive gap would generally be expected to decline less quickly in a falling interest rate environment. Changes in interest rates generally have the opposite effect on an institution with a "negative" gap.

The Bank currently has a negative gap over the short term, which suggests that the net yield on interest earning assets and liabilities may decrease during periods of rising interest rates. However, a simple interest rate 'gap' analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

The table below presents the Bank's interest rate sensitivity at December 31, 2005. Determinations of investment and loan maturities are based upon contractual terms of each asset. Because certain categories of securities and loans are prepaid before their maturity date even without regard to interest rate fluctuations, certain assumptions have been made to calculate the expected maturity of securities and loans.

Interest Rate Sensitivity
(Dollars in thousands)

	0-3 Months	4-6 Months	7-12 Months	1-5 Years	5 Years +	Total
Assets:						
Fed Funds Sold	$ 416	$ -	$ -	$ -	$ -	$ 416
Interest Bearing Deposits	100					100
Investment Securities	9,557	4,766	3,884	54,869	19,848	92,924
Loans	98,711	4,089	9,036	53,003	33,052	197,891
Total Interest Sensitive Assets	$ 108,784	$ 8,855	$ 12,920	$ 107,872	$ 52,900	$ 291,331
Liabilities:						
Demand/NOW(1)	$ 31,940	$ -	$ -	$ -	$ -	$ 31,940
Money Market/Savings(1)	62,664	33,877				96,541
Certificates of Deposit(1)	27,281	19,377	34,555	14,914	25	96,152
Individual Retirement Accounts(1)	4,721	991	2,193	821	2	8,728
Securities sold under agreement to repurchase	7,655					7,655
Advances from Federal Home Loan Bank					2,000	2,000
Advances from subsidiary	6,000					6,000
Total Interest Sensitive Liabilities	$ 140,261	$ 54,245	$ 36,748	$ 15,735	$ 2,027	$ 249,016
GAP:						
Period	$ (31,477)	$(45,390)	$ (23,828)	$ 92,137	$ 50,873	$ 42,315
Cumulative	$ (31,477)	$(76,867)	$(100,695)	$ (8,558)	$ 42,315	

(1) Deposit totals shown in this table may not agree to total deposits reported on the balance sheet as of the same date because some deposits, such as checking accounts which had a balance of $48,395,351 as of December 31, 2005, are not interest bearing and, therefore, not included in this schedule.

Asset Quality

The Bank maintains written loan policies that require certain underwriting, documentation, and credit standards be met for the approval and funding of loans. Management has safeguards and procedures in place that track adherence to policies. In addition, third party loan reviewers periodically sample the loan portfolio and report to Bank management and our Board of Directors any identified discrepancies. Generally, exceptions to policy, when made, are documented, justified, and approved by management. Lending authorities are recommended by management and approved by our Board of Directors. Management reports measures of both loan quality and loan portfolio growth on a regular basis to our Board.

Our allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in our loan portfolio. In its continuing evaluation of the allowance and its adequacy, management considers the Bank's loan loss experience, the amount of past-due and non-performing loans, current and anticipated economic conditions, underlying collateral values securing loans and other factors which affect the allowance for potential loan losses. Bank management monitors the adequacy of the allowance through the use of a model designed to comply with the requirements of the Office of the Comptroller of the Currency.

While it is the Bank's policy to charge-off loans in the period in which a loss is considered probable, there are additional factors impacting potential future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. These factors include such items as the general state of the economy. Management's judgment as to the adequacy of the allowance is, therefore, necessarily approximate. The allowance is also subject to regulatory examinations as to adequacy, which may include reviews of the methodology used to arrive at the allowance and comparison of the allowance to peer institutions.

The commercial loan policy provides that the accrual of interest on commercial and real estate loans ceases whenever the payment of principal or interest becomes 90 days past due or the valuation of the collateral held materially deteriorates to the extent that the loan can no longer be regarded as adequately secured. The policy also provides that accrual of interest on residential mortgages ceases whenever payment of principal or interest becomes 90 days delinquent. Our consumer loan policy provides that consumer loans, whether secured or unsecured, are considered for charge-off to the allowance for loan loss when they reach 90 days delinquent.

The following tables present for the past five years a summary of the "Allocation of Allowance for Loan Loss by Loan Type" and an "Analysis of Changes in the Allowance for Loan Losses."

Allocation of Allowance for Loan Losses
by Loan Type
(Dollars in thousands)

	As of December 31,									
	2005		2004		2003		2002		2001	
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Domestic:										
Commercial, financial and agricultural	$ 1,732	66%	$ 1,194	67%	$ 1,149	58%	$ 666	48%	$ 690	48%
Real Estate - mortgage	$ 1,221	24%	$ 942	23%	$ 383	28%	$ 296	33%	$ 201	35%
Installment loans to individuals	$ 121	10%	$ 121	10%	$ 120	14%	$ 245	19%	$ 142	17%
Foreign:	$ ---	0%	$ ---	0%	$ ---	0%	$ ---	0%	$ ---	0%
Not specifically allocated	$ 55	0%	$ 152	0%	$ 6	0%	$ 17	0%	$ (26)	0%
TOTAL	$ 3,129	100%	$ 2,409	100%	$ 1,658	100%	$ 1,224	100%	$ 1,007	100%

Analysis of Changes in Allowance for Loan Losses
(Dollars in thousands)

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Balance at beginning of the period	$ 2,409	$ 1,658	$ 1,224	$ 1,007	$ 817
Charge-offs:					
Domestic:					
Commercial, financial and agricultural	168	51	95	328	54
Real estate - mortgage	16	4	---	8	17
Installment loans to individuals	112	88	138	73	69
Credit cards			3	---	6
Foreign:			---	---	---
Total charge offs	$ 296	$ 143	$ 236	$ 409	$ 146
Recoveries:					
Domestic:					
Commercial, financial and agricultural	8	4	16	21	2
Real estate - mortgage	27		2	1	2
Installment loans to individuals	37	34	49	29	29
Credit cards	1		1	2	5
Foreign:			---	---	---
Total recoveries	$ 73	$ 38	$ 68	$ 53	$ 38
Net charge-offs	$ 223	$ 105	$ 168	$ 356	$ 108
Provision charged to operations	$ 943	$ 856	$ 602	$ 573	$ 298
Balance at end of period	$ 3,129	$ 2,409	$ 1,658	$ 1,224	$ 1,007
Ratio of charge-offs net of recoveries to average loans outstanding	.12%	.07%	0.16%	0.39%	0.14%
Allowance for loan loss as a percentage of total loans at period end	1.58%	1.37%	1.30%	1.25%	1.19%

{680834:}

The following tables below summarize the Bank's non-performing assets for the past five years:

Non-Performing Loans
(Actual dollars)

	As of December 31,				
	2005	2004	2003	2002	2001
Loans accounted for on a non-accrual basis:					
Notes	$ 678,000	$ 231,000	$ 219,000	$ 105,000	$ 99,000
Mortgages	$ 917,000	$ 325,000	$ 170,000	$ 163,000	$ 141,000
Total non-performing loans	$ 1,595,000	$ 556,000	$ 389,000	$ 268,000	$ 240,000

Past Due and Renegotiated Loans
(Actual dollars)

	As of December 31,				
	2005	2004	2003	2002	2001
Loans contractually past due 90 days or more as to interest or principal payments (not included in non-accrual loans above)(1)	$ ---	$ ---	$ 4,000	$ ---	$ ---
Performing but renegotiated loans	$ 2,811,000	$ 3,163,000	$ 1,514,000	$ 1,001,000	$ 404,000
	$ 2,811,000	$ 3,163,000	$ 1,518,000	$ 1,001,000	$ 404,000

(1) Loans are still in the process of collection or are adequately collateralized.

Information regarding foregoing interest follows for the indicated fiscal years:

Foregone Interest on Past Due and Renegotiated Loans
(Actual dollars)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Domestic Loans:					
Interest recognized	$ 63,605	$ 39,485	$ 16,743	$ 27,547	$ 17,427
Foregone Interest	$ 49,610	$ 3,542	$ 7,019	$ 19,295	$ 3,867
Interest income that would have been accrued at original terms	$ 113,215	$ 43,027	$ 23,762	$ 46,842	$ 21,294

Investment Activities

Our securities portfolio is comprised of interest-bearing notes, bonds and pass-through securities issued by the United States government and its direct and sponsored agencies, as well as local municipal obligations. Our available-for-sale portfolio provides a source of liquidity, collateral for repurchase agreements and public funds as well as being a means of diversifying our interest earning asset portfolio. While we generally intend to hold our investment portfolio assets until maturity, a significant portion of the portfolio is classified as available-for-sale. Securities so classified are accounted for at fair value with the unrealized appreciation and depreciation reported as a separate component of shareholders' equity, net of income tax effects. Securities classified in the held to maturity category are accounted for at amortized cost. We invest in securities for the yield they produce and not to profit from trading the securities. We eschew a securities trading portfolio.

The securities portfolio also includes non-marketable equity securities totaling $850,700 that are carried at cost because they are not readily marketable or have no quoted market value. These include investments in the Federal Reserve Bank of New York, the Federal Home Loan Bank of New York, New York State Business Development Corporation, Atlantic Central Bankers Bank and New York Title Agency West. As a member of the Federal Reserve Bank of New York and Federal Home Loan Bank of New York, the Bank is required to hold stock in these entities. The New York State Business Development Corporation is a privately owned entity, managed and funded by banks across New York State. Its mandate is to promote employment and economic development through long term loans to creditworthy small and medium size businesses that are candidates for financing outside of or in conjunction with conventional bank sources. As a correspondent of Atlantic Central Bankers Bank, the Bank is required to hold stock in this entity. New York Title Agency West, LLC is a limited liability corporation owned by banks across New York State. The corporation is engaged in the business of issuing title insurance to mortgage borrowers of ownership banks.

The following tables summarize the fair value of the Available-for-Sale portfolio and the amortized cost of the Held-to-Maturity portfolio as of the date indicated:

Investment Securities
(Dollars in thousands)

	As of December 31		
Available-for-Sale	2005	2004	2003
US Treasury securities	$ 3,923	$ 4,993	$ 5,083
US Government securities	45,803	31,254	22,585
Mortgage backed securities	15,548	18,632	25,377
State and local government obligations	23,828	16,965	14,572
Other equity securities	851	851	810
	$ 89,953	$ 72,695	$ 68,427
Held-to-Maturity			
State and local government obligations	$ 2,971	$ 4,185	$ 1,213
	$ 2,971	$ 4,185	$ 1,213

The fair value (Available–for-Sale), amortized cost (Held-to-Maturity), and weighted average yield of the combined investment portfolios of Lyons Bancorp and the Bank as of and for the year ended December 31, 2005, by final contractual maturity or repricing date, are as follows:

Investment Portfolio
(Dollars in thousands)

	As of and for the year ended December 31, 2005	
Available-for-Sale	Fair Value	Average Yield[1]
Due in one year or less	$ 5,945	2.73%
Due after one to five years	53,088	3.75%
Due after five to ten years	13,815	4.73%
Due after ten years	705	4.13%
Securities not due at a single maturity date	15,549	4.32%
Total	$ 89,102	3.94%
Held-to-Maturity	Amortized Cost	Average Yield[1]
Due in one year or less	$ 1,874	3.85%
Due after one to five years	528	6.18%
Due after five to ten years	161	6.04%
Due after ten years	408	8.35%
Total[2]	$ 2,791	5.00%
Total Investment Securities	$ 91,893	4.04%

(1) Average yields are stated on a tax equivalent basis.
(2) Total does not include equity securities

Sources of Funds

General. The major sources of our funds for lending and other investment purposes are deposits, scheduled principal repayments, prepayment of loans and mortgage-backed securities, maturities and calls of investment securities, equity capital investment, borrowings, and cash flows from operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

Deposits. We attract customer deposits principally from within our primary market area by offering a broad selection of deposit instruments, including demand deposit accounts, checking accounts, savings, money market deposit, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate. All deposit accounts are insured by the Federal Deposit Insurance Corporation up to the maximum amount permitted by law.

The following table is a summary of our deposits for each of our last three fiscal years:

Deposits - Average Balances and Rates
(Dollars in thousands)

	December 31, 2005		December 31, 2004		December 31, 2003	
	Average Balances	Average Rate	Average Balances	Average Rate	Average Balances	Average Rate
Non-Interest Bearing Demand Deposits	$ 43,654	0.00%	$ 33,306	0.00%	$ 25,600	0.00%
Interest Bearing Demand Deposits	27,740	0.69%	21,523	0.71%	18,777	0.69%
Savings	106,359	1.54%	84,080	1.12%	72,858	1.28%
Time Deposits	93,168	2.76%	74,032	1.97%	56,793	2.17%
	$ 270,921	1.62%	$ 212,941	1.20%	$ 174,028	1.32%

The maturity distribution of time deposits of $100,000 or more at December 31, 2005 was:

Maturity	As of December 31, 2005 (Dollars in thousands)
3 Months or Less	$ 16,478
Over 3 Months through 6 Months	5,852
Over 6 Months through 12 Months	10,766
Over 12 Months	3,992
Total	$ 37,088

Borrowings. To help fund our loan growth from time to time we obtain advances from the Federal Home Loan Bank of New York and under securities repurchase agreements with customers. The following table summarizes these borrowings as of and for the indicated years ended December 31:

Short-Term Borrowings
(Dollars in thousands)

	As of and for the years ended December 31,					
	2005		2004		2003	
	Amount	Average Yield	Amount	Average Yield	Amount	Average Yield
Federal Home Loan Bank Advances	2,000	4.09%	5,000	3.05%	12,600	3.15%
Securities Sold under Agreement to Repurchase	7,655	1.36%	6,474	1.36%	8,059	1.81%
Total	9,655	2.33%	11,474	2.14%	20,659	2.48%

As of December 31, 2005, the Bank had $28.8 million of availability from Federal Home Loan Bank of New York, subject to collateral availability. As of December 31, 2005, the Bank had $16.3 million of collateral for such purposes and $2.0 million of funds advanced from the Federal Home Loan Bank of New York. In addition, the Bank may access funds through general

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markets such as national repurchase agreements. At December 31, 2005, the Bank had no national repurchase agreements.

The following table presents information concerning Federal Home Loan Bank Advances as of and for the indicated years ended December 31:

Federal Home Loan Bank Advances
(Dollars in thousands)

	For the years ended December 31,		
	2005	2004	2003
Average Balance	$ 4,018	$ 6,583	$ 7,243

The following tables present information concerning securities sold under agreements to repurchase for the indicated years ended December 31:

Securities Sold Under Agreement to Repurchase
(Dollars in thousands)

	For the years ended December 31,		
	2005	2004	2003
Average Balance	$ 7,270	$ 7,602	$ 7,249
Maximum month-end balance	$ 8,659	$ 8,302	$ 8,391

Securities sold under agreements to repurchase mature in less than 90 days from the transaction date. Securities sold under agreements to repurchase either remain under the control of the Bank or are held in third party custodial accounts that recognize the Bank's interest in the securities.

We currently own two statutory trust companies which we formed for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by us. In each case, we issued subordinated debentures to the trusts, which, in turn, issued trust preferred securities to the respective trust investors in the same amount, minus expenses. The subordinated debentures are the principal asset of the trusts. The trust preferred securities are classified as long-term debt for the financial statements, but are included as Tier 1 capital for regulatory purposes. See "Management Discussion and Analysis of Financial Condition and Results of Operation -- Capital."

In June 2003, we formed Lyons Capital Statutory Trust I, a wholly-owned Connecticut statutory business trust subsidiary, or Trust I. Shortly thereafter, we issued $1.0 million of subordinated debentures to Trust I and Trust I issued $1.0 million in trust preferred securities to Tioga State Bank. The interest rate on this security, 7.28% at December 31, 2005, is variable, adjusting quarterly at three-month LIBOR plus 2.75%. The interest is payable quarterly. The trust preferred securities mature on June 27, 2033, or may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier 1 capital is no longer permitted, or certain other contingencies arise.

Our subordinated debentures issued to Trust I also mature on June 27, 2033 and bear interest at the three-month LIBOR plus 2.75% (7.28% at December 31, 2005), payable quarterly. We have the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. We also have the option to redeem the debentures, in whole or in part, beginning on June 27, 2008 and quarterly thereafter or within 120 days throughout the entire term of the debentures should certain special events occur. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 101% at December 31, 2005 to 100% on June 27, 2013 and after.

In August 2004, we formed Lyons Capital Statutory Trust II, a Delaware statutory business trust, or Trust II. We issued $5.2 million of subordinated debentures to Trust II and Trust II issued $5.0 million in trust preferred securities to investors. The interest rate on this security, 7.03% at December 31, 2005, is variable, adjusting quarterly at three-month LIBOR plus 2.65%. The interest is payable quarterly. The trust preferred securities mature on August 23, 2034, or may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier 1 capital is no longer permitted, or certain other contingencies arise.

Our subordinated debentures issued to Trust II also mature on August 23, 2034 and bear interest at the three-month LIBOR plus 2.65% (7.03% at December 31, 2005), payable quarterly. We have the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. We also have the option to redeem the debentures in whole or in part, on a quarterly basis beginning on August 23, 2009, and the option to redeem the debentures in whole, but not in part, throughout the entire term of the debentures, within 90 days of one or more of the following events relating to the debentures: (a) the deduction of related interest for federal income tax purposes is prohibited, (b) treatment as Tier I capital is no longer permitted, or (c) certain other events occur. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 103.20% at December 31, 2005 to 100% on August 23, 2009 and after.

If we elect to defer interest payments as described above on either Trust I or Trust II trust preferred securities, or if the debentures are in default, we are, among other things, prohibited from declaring or paying dividends.

Legal Proceedings

Currently, we are not subject to any pending lawsuits in which claims for monetary damages are asserted.

Competition

We face intense and increasing competition in making loans, attracting deposits and providing other financial products and services. The Bank competes with other financial institutions and service providers such as commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, finance companies, brokerage firms and mutual fund companies. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Important competitive factors, such as office location, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel, among others, are and continue to be a focus of the Bank.

Some of the largest banks in the Country have offices in our markets. These institutions have greater financial resources and lending limits, better name recognition, more locations, more advanced technology and more financial products to offer than we do and may offer various services we do not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services and electronic technology that we may. To offset these competitive disadvantages, the Bank depends on its reputation as an independent and locally-owned community bank, its personal service, its greater community involvement and its ability to make credit and other business decisions quickly and locally.

Employees

As of December 31, 2005, we employed 123 persons, of which 98 were full time. The Bank provides a variety of employment benefits and considers its relationship with its employees to be good. We have no collective bargaining agreements with any employees.

Properties

The location of the ten banking offices operated by the Bank and certain other information related to these offices is set forth below:

Location	Owned or Leased
35 William Street, Lyons, New York 14489	Owned
Routes 14 & 31, Lyons, New York 14489	Owned
4 Williams Street, Clyde, New York 14433	Leased
2 North Main Street, Jordan, New York 13080	Owned
5996 New Hartford Street, Wolcott, New York 14590	Owned
750 West Miller Street, Newark, New York 14513	Leased
1503 Canandaigua Road, Macedon, New York 14502	Leased
399 Exchange Street, Geneva, New York 14456	Owned
Tops Plaza, 6256 Furnace Road, Ontario, New York 14519	Leased
205 Liberty Street, Penn Yan, New York 14527	Owned

The above properties and land owned by the Bank at December 31, 2005 had a net book value of $7.8 million. None of these properties were subject to any encumbrances.

The Bank leases properties from other parties for its remaining banking offices. The Bank also leases approximately 2,000 square fee of additional office space in Lyons, New York adjacent to our main office location. For the year ended December 31, 2005, total rental fees of $140,712 were paid for these properties. These leases expire from April 2007 to November 2012.

We consider all of these banking offices to be well located and suitably equipped to serve as banking facilities. In the opinion of management the properties are adequately covered by insurance.

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SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated historical financial and other data for the years and at the dates indicated. The information at December 31, 2005 and 2004, and for the years then ended is derived in part from and should be read together with our unaudited consolidated financial statements and notes thereto beginning at page F-2 of this Offering Circular. The information at December 31, 2003 and for the fiscal year then ended is derived in part from our audited consolidated financial statements which are not included in this Offering Circular. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and the accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical results are not necessarily indicative of results that may be expected for any future period.

	For the year ended December 31,		
	2005	2004	2003
	(unaudited)		
Statement of Income Summary:			
Interest income	$ 16,330	$ 12,179	$ 9,931
Interest expense	5,036	2,992	2,659
Provision for loan losses	943	856	602
Net interest income after provision for loan losses	10,351	8,330	6,670
Non-interest income	2,699	2,353	2,067
Non-interest expense	9,901	8,246	6,606
Income tax expense	825	540	496
Net income	2,324	1,897	1,635
Per share data [(1)]:			
Net income			
Basic	$ 2.91	$ 2.51	$ 2.33
Diluted	2.91	2.50	2.33
Book value			
Basic	$ 24.46	$ 22.87	$ 21.18
Diluted	24.46	22.84	21.18
Cash dividends			
Basic	$ 0.92	$ 0.75	$ 0.58
Period End Balance Sheet Summary:			
Total assets	$ 321,273	$ 275,545	$ 212,840
Investment securities	92,924	76,880	69,640
Loans	197,890	175,790	127,575
Allowance for loan losses	3,129	2,409	1,658
Deposits	281,757	237,260	174,206
Shareholders' equity	20,995	18,050	14,832
Selected Financial Ratios:			
Return on average assets	0.75%	0.76%	0.80%
Return on average shareholders' equity	12.24%	11.46%	11.29%
Dividends declared to net income	31.52%	30.00%	24.72%
Loans to deposits	70.23%	74.09%	73.23%
Non-performing loans to total period end loans	0.81%	0.32%	0.30%

Net charge-offs to average loans outstanding	0.12%	0.07%	0.16%
Allowance for loan losses to total loans at period-end	1.58%	1.37%	1.30%
Average shareholders' equity to average total assets	6.14%	6.67%	7.08%
Allowance for possible loan losses to non-performing assets, including OREO (period end number)	195.17%	403.37%	379.02%
Capital Ratios(2):			
Leverage ratio	8.49%	8.35%	7.28%
Tier 1 risk-based capital	12.27%	11.66%	11.29%
Total risk-based capital	13.74%	13.67%	12.51%
Other data:			
Number of banking offices	10	10	9

---

(1) During 2004 and continuing until December 31, 2005, we had unexercised outstanding common stock and warrants. Diluted figures reflect the potential additional common shares, using the treasury method of calculation, we would have issued if these warrants had been exercised. All of these warrants were either exercised or expired on December 31, 2005. During 2004 and 2005, warrant holders purchased 5,286 shares and 68,032 shares for $182,367 and $2,347,104, respectively.

(2) In June 2003, we issued $1.0 million of junior subordinated debentures in connection with the issuance of trust preferred securities by Lyons Capital Statutory Trust I in which we own all of its common beneficial interest. The $1.0 million constitutes eligible "Tier 1" capital for regulatory capital purposes. In August 2004, we issued $5.2 million of junior subordinated debentures in connection with the issuance of trust preferred securities by Lyons Capital Statutory Trust II, in which we own all of its common beneficial interest. $5.0 million of this amount constitutes eligible "Tier 1" capital for regulatory capital purposes. For more information see "Our Company – Average Balances and Interest Rates – Sources of Funds."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist readers in understanding and evaluating the results of operation and financial condition of Lyons Bancorp, The Lyons National Bank, Lyons Realty Associates and LNB Life Agency on a consolidated basis. This discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and the notes relating thereto appearing elsewhere in this Offering Circular.

We effected a 2-for-1 split of our outstanding shares of common stock on December 31, 2003. Where a number of shares of common stock or a dollar amount per share is listed in this Offering Circular for a date or period prior to the effective date of the stock split, that number or amount has been proportionately adjusted as if the 2-for-1 stock split had been in effect on that prior date or during that prior period.

Overview

Lyons Bancorp is the holding company for Lyons National Bank and its subsidiaries, Lyons Realty Associates Corp., and LNB Life Agency. Lyons Bancorp's business is conducted through Lyons National Bank, a federally chartered and regulated bank with ten full-service banking offices in Onondaga, Ontario, Wayne and Yates Counties in New York, an ATM network and Internet and telephone banking services. In addition, the Bank services customers in Cayuga, Monroe and Seneca Counties. The Bank's corporate headquarters is located in Lyons, New York.

Our principal sources of revenue consist of income from commercial and real estate loans, including mortgage servicing fees, and consumer loans made by the Bank and its subsidiaries and investment securities held by us and the Bank as well as from a variety of deposit services offered by the Bank to its customers. We fund our operations through cash flows from operations, the Bank's deposits, maturing and called investment securities, borrowings and capital raising transactions.

Since 2001, the Bank has experienced growth in its total assets through the addition of banking branches and deeper penetration in its existing markets. The Bank has added four additional banking offices over the last five years. We have also focused on expanding our commercial and agricultural loans.

OCC Formal Agreement

On November 21, 2005 the Bank entered into a Formal Agreement with the Comptroller of the Currency, or the Formal Agreement. This followed the OCC's examination of the Bank in March 2005. The Formal Agreement has an indefinite term and sets forth a series of actions which the Bank must undertake in order to correct the purported weaknesses in the Bank's asset quality and risk management systems related to the Bank's recent growth.

According to the terms of the Formal Agreement, the Bank is designated as in "troubled condition." This means that it must notify the OCC at least ninety days prior to adding or replacing any directors or employing or changing the responsibility of any senior executive officer.

We believe we are on schedule to meet all of the requirements of the Formal Agreement. The table below describes each requirement of the Formal Agreement with the OCC and the Bank's corrective action or the current status and efforts to correct the issues identified in the Formal Agreement.

Requirement	**Corrective Action/Status**
Appoint a compliance committee to monitor the Bank's compliance with the Formal Agreement.	The Bank established a compliance committee consisting of three outside Directors in December 2005. The committee meets monthly to monitor compliance and reports monthly to the OCC. The Bank did not incur any additional costs in complying with this requirement.
Adopt a written action plan for addressing regulatory recommendations	The Bank has adopted a written action plan specifying how it will implement the plan and setting forth a timetable for implementation.
By March 21, 2006, the Bank's Board shall review the capabilities of the Bank's management to perform present and anticipated duties, recommend changes and an education program, if necessary.	The Bank's Board is in the process of completing its review of management.
Maintain the following capital levels: · Tier 1 leverage capital at least equal to 8% of risk weighted assets; · Tier 1 risk-based capital at least equal to 10% of adjusted total assets; and · Total risk-based capital at least equal to 12% of risk-weighted assets.	The Bank has maintained these capital ratios since entering into the Formal Agreement. See "Supervision and Regulation – Capital Requirements."
Develop, implement and thereafter ensure Bank adherence to a three-year capital program.	The Bank's Board has developed and implemented a three-year capital program. This program provides for a capital maintenance plan to help ensure the Bank adheres to the capital requirements of the Formal Agreement. This includes establishment of the Plan, as a means to raise additional capital for the Company. The plan also includes a dividend

policy that restricts the Bank's ability to declare dividends unless in compliance with the Plan.

Review and revise the Bank's written loan policy.

The Bank's Board has reviewed and revised the Bank's written loan policy. On February 21, 2006 the Bank adopted and implemented the revised written loan policy and the Board will monitor it for Bank adherence. A copy of the policy was forwarded to the OCC.

Adopt, implement and thereafter take all available measures to ensure the Bank's adherence to a written program designed to eliminate the basis of criticism of assets criticized in the Report of Examination, in any subsequent Report of Examination or by any internal or external loan review, or in any list provided to management by the National Bank of Examiners. The Board or a designated committee, shall conduct a review of this process on a quarterly basis to determine the status of each criticized asset or criticized portion thereof that equals or exceeds $100,000, management's adherence to the program adopted pursuant to this requirement, the status and effectiveness of the written program, and the need to revise the program or take alternative action.

The Bank has adopted and implemented the appropriate measures to ensure the Bank's adherence to the written program designed to eliminate the basis of criticism of assets criticized in the Report of Examination, in any subsequent Report of Examination or by any internal or external loan review, or in any list provided to management by the National Bank of Examiners. These measures include the adoption of standard operating procedures to be followed by all lending officers. Adherence to these measures will be monitored by commercial loan operations for smaller size loans, and credit administration for larger loans.

Review on a quarterly basis the Bank's Allowance for Loan Losses and establish a program for maintenance of an adequate allowance. Any deficiency in the allowance shall be remedied in the quarter it is discovered by additional provisions from earnings. Written documentation shall also be maintained indicating the required factors considered and conclusions reached by the Board in determining the adequacy of the allowance.

The Board has established a methodology to analyze and review the adequacy of the Bank's Allowance for Loan Losses, which is reviewed on a quarterly basis to ensure adequate reserves will be maintained at the end of the fiscal quarter. Any deficiency in the amount of reserves maintained in the loan loss allowance will be remedied by the end of the quarter as required by the Formal Agreement. Written documentation is also maintained in the file indicating the factors considered and conclusions reached by the Board in determining the adequacy of the Allowance for Loan and Lease Losses.

To strengthen the staff and deepen its ranks the Bank, has budgeted an additional $500,000 in salary and benefits expense for 2006, above the amount budgeted for merit and cost-of-living increases for its current employees. In addition, the change in the Bank's capital classification –from "Well Capitalized" to "Adequately Capitalized" – resulted in an increase in its FDIC annual premium by approximately $82,000 in 2006.

Given the higher minimum capital requirements, we believe that the Formal Agreement will restrict our ability to expand our business. Therefore, we do not believe that we will be able to grow at the same rates that we have during the past five years.

As of the date of this Offering Circular, the Bank believes that it is in substantial compliance with the terms and requirements of the Formal Agreement.

Comparison of Results of Operations for the Year Ended December 31, 2005 to Year Ended December 31, 2004

Total net after tax income for 2005 was $2.3 million, an increase of $427,000, or 22.5% from $1.9 million for 2004. The increase in total net income was the result of increases in net interest income of $2.1 million and non-interest income of $347,000, offset by increases in non-interest expense of $1.7 million, increases in the provision for loan losses (expense) of $87,000, and increased income tax expense of $285,000. Diluted earnings per share increased to $2.91 in 2005, an increase of 16.4% from $2.50 in 2004.

Net interest income, which is the single largest component of Lyons Bancorp's revenue, is the amount by which interest earned on assets exceeds the interest paid on interest-bearing liabilities. Lyons Bancorp's interest earning assets are primarily loans to businesses and individuals. Interest bearing liabilities consist primarily of savings, money market accounts and certificates of deposit. Net interest income totaled $11.3 million in 2005. This was an increase of $2.1 million or 22.8% from 2004's $9.2 million.

Generally, changes in net interest income are measured by net interest rate spread and net interest margin. Net interest rate spread is equal to the difference between the average rate earned on interest earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income and interest expense calculated as a percentage of average earning assets. The net interest spread for 2005 was 3.62% compared to 3.71% for 2004. The net interest margin for 2005 was 3.92%, compared to 3.95% for 2004. These declines were primarily due to increased interest cost on interest bearing deposits and trust preferred securities. In general, market interest rates increased in 2005, which led to higher interest rates being paid to new and renewing deposits. Interest rates on trust preferred securities are tied to a market index and are reset quarterly. The market index has increased at each quarterly reset, resulting in higher interest expense. We believe that the net interest margin will continue to be challenged in 2006. In general, there is contraction between the interest rates on new and repricing assets and liabilities due to the interest rate environment that currently exists and competition from other financial institutions in our market place.

Total interest income increased $4.1 million or 33.6% to $16.3 million for 2005, compared to 2004's amount of $12.2 million. The increase was the result of growth in average interest earning assets which grew $55.0 million in 2005. The growth was the result of opening permanent branch facilities in Geneva and Penn Yan, New York coupled with expansion in our existing markets. Our average loans increased $35.0 million, or 22.4% over 2004 and our average securities increased $15.7 million, or 21.2% over 2004. Average loans and average investment securities as a percentage of average total interest earning assets remained relatively unchanged from 2004 to 2005. The majority of the increase in interest earning assets was funded by interest bearing liabilities, as average interest bearing liabilities increased $47.8 million or 24.3% in 2005. The remaining amount was funded by increased non-interest bearing deposits.

Total interest expense increased $2.0 million or 66.7% to $5.0 million for 2005, compared to 2004's amount of $3.0 million. The increase is the result of growth in our interest bearing deposits, primarily in savings and other time accounts, as well as, a result of increases in interest rates paid to interest bearing deposits.

The provision for loan loss is charged to operations to increase the total allowance to a level deemed appropriate by management based on a number of factors. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of non-performing loans, historical loss experience, collectibility of collateral values and guarantees, pending legal action for collection of loans and related guaranties, and current economic conditions. The allowance represents management's best estimate of known and inherent losses in the loan portfolio at the balance sheet date that are both probable and reasonable to estimate. However, actual loan losses could exceed the amounts that have been charged to operations. In 2005, the provision for loan loss was $943,000. This compares to $856,000 for 2004. We increased our allowance for loan losses to keep pace with the growth and measured risk of commercial and agricultural loans. Commercial and agricultural loans grew $14.0 million or 11.9% in 2005. In 2005, commercial and agricultural loans as a percentage of total loans were relatively unchanged from 2004.

Non-interest income consists of service charges and fees, gains from sales of investment securities, and other fees, such as, gains on sales of loans. Non-interest income increased $347,000 or 14.8% to $2.7 million for 2005, as compared to $2.4 million for 2004. In 2005, income from service charges and fees measured $2.0 million, an increase of $404,000, or 24.6%, compared to income in 2004. The increase was primarily attributed to increased service charges and fees assessed to deposits accounts which grew $44.5 million primarily from an expanded customer base. Income from sales of available for sale securities was approximately $126,000 or 54.0% lower in 2005 than in 2004. Other income increased approximately $91,000, or 20.8%, from $438,000 in 2004 to $529,000 in 2005. The increase was primarily the result of gains on sales of commercial loans. Approximately $4.0 million of commercial loans were sold in 2005.

Non-interest expense consists of employee salaries and benefits, occupancy, and other expenses. Non-interest expense increased $1.7 million or 20.7% to $9.9 million for 2005, as compared to $8.2 million for 2004. In general, our non-interest expenses increased to support the continued growth of the organization. The largest non-interest expense was for employee salaries and benefits, which rose nearly $936,000 or 21.9% due to the addition of administration

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and branch personnel, as well as, continued increases in insurance premiums paid by the organization on behalf of its employees. Occupancy expense increased $231,000 or 16.3% primarily the result of the construction of permanent branch buildings in Geneva and Penn Yan. Other expenses increased $487,000 or 19.0% primarily the result of purchases of general supplies and equipment and the hiring of third party consultants to assist with managing the growth of the company. Non-interest expenses are expected to increase in 2006 due to strategic initiatives to enhance general operations of the company, and the Bank's compliance with the OCC Formal Agreement. See "-- OCC Formal Agreement."

Income tax expense was $825,000 (26.2% of pre-tax net income) for 2005 as compared to $540,000 (22.2% of pre-tax net income) for 2004. The increase in the percentage of taxes compared to pre-tax net income was the result of a decline in the amount of tax-exempt income.

Financial Condition for the Years Ended December 31, 2005 and 2004

Total assets. Total assets on December 31, 2005 were $321.3 million, an increase of $45.8 million or 23.1% from $275.5 million recorded on December 31, 2004. Growth occurred in all asset categories.

Loans. Gross loans totaled $197.9 million at December 31, 2005, an increase of $22.1 million or 12.6% from $175.8 million at December 31, 2004. Residential real estate loans increased $6.3 million or 15.7%. Commercial real estate loans and commercial loans increased $8.7 million and $5.3 million or 16.6% and 8.2%, respectively. Consumer loans increased $1.7 million or 9.3%. Growth in all loan categories was the result of our expansion within our existing market place.

Loan Quality. Average delinquent loans for the twelve months of 2005 were 1.07%. This is a slight change from the average delinquency from a twelve month average of 1.03% in 2004. Net charge-offs for 2005 were $223,000 or .12% of average loans outstanding. This compares to net charge-offs of $104,000 or .07% of average loans for 2004. The allowance for loan loss was funded at a level of $3.1 million or 1.58% of loans at December 31, 2005. This compares to an allowance for loss of $2.4 million or 1.37% of loans at December 31, 2004. Non-performing loans totaled $1.6 million or .81% of total loans outstanding at December 31, 2005. This compares to $556,000 or .32% of total loans outstanding at December 31, 2004. Management does not believe the non-accrual loans or any amounts as performing or non-performing will have a significant effect on operations or liquidity in 2006. Furthermore, management is not aware of any negative trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity or capital resources.

Investments. Holdings of investment securities were $92.9 million at December 31, 2005, an increase of $16.0 million or 20.8% from the amount at December 31, 2004 of $76.9 million. The increase resulted from growth of the liability side of the balance sheet, primarily in deposit balances. Excess deposit growth that exceeded loan growth was invested in marketable investment securities. The carrying value of available for sale securities includes net unrealized losses of $1.7 million at December 31, 2005 (reflected as unrealized depreciation of $1.0 million in shareholders' equity after deferred taxes) as compared to no unrealized gain or loss at December 31, 2004.

Deposits. Deposits are the major source of funds for our lending and investment activities. Total deposits at December 31, 2005 were $281.8 million, an increase of $44.5 million or 18.8% over total deposits of $237.3 million at December 31, 2004. The growth was strong in all deposit account categories with demand (checking) accounts growing $9.9 million or 14.1%, savings accounts growing $11.5 million or 13.5%, and time (certificates of deposit and individual retirement accounts) accounts growing $23.1 million or 28.3%. Growth in all deposit categories was primarily the result of our continued efforts to expand our customer base and our strategy of offering competitive interest rates on deposit products.

Borrowings. Total borrowings at December 31, 2005 were $15.7 million, a decrease of $1.8 million or 10.3% over total borrowings at December 31, 2004 of $17.5 million. Growth in deposits provided us with the opportunity to repay higher cost secondary funding sources. As of December 31, 2005 we had two advances from the Federal Home Loan Bank of New York totaling $2.0 million, with interest rates ranging from a low of 4.26% to a high of 4.76%. In 2005, we maintained two trust preferred securities totaling $6.0 million, with interest rates ranging from a low of 7.03% to a high of 7.28%.

Shareholders' Equity. As of December 31, 2005, total shareholders' equity was $21.0 million, an increase of $3.0 million or 16.7% from shareholders' equity measured on December 31, 2004. Equity grew as a result of earnings of $2.3 million, sale of common stock through warrant conversions of $2.3 million and proceeds from the sales of treasury stock of $41,000, less equity reductions from distributions of dividends to common shareholders of $733,000 and reduction in accumulated other comprehensive income of $1.0 million. Accumulated other comprehensive income decreased as a result of changes in the net unrealized loss on investment securities available for sale due to the sale of securities and fluctuations in interest rates. Because of interest rate volatility, accumulated other comprehensive income could materially fluctuate for each interim period and year end period depending on economic and interest rate conditions.

Comparison of Results of Operation for the Year Ended December 31, 2004 to Year Ended December 31, 2003

Total net after tax income for 2004 was $1.9 million, an increase of $262,000 or 16.0% from $1.6 million for 2003. The increase in total net income was the result of increases in net interest income of $1.9 million, increases in non-interest income of $286,000, and offset by increases in non-interest expense of $1.6 million and increases in the provision for loan losses (expense) of $254,000 and increased income tax expense of $44,000. Diluted earnings per share increased to $2.50 in 2004, a 7.3% increase from $2.33 in 2003.

Net interest income was $9.2 million in 2004. This was an increase of $1.9 million or 26.3% from 2003's $7.3 million as the growth of the bank was primarily in interest earning assets that earned a favorable interest spread compared to interest bearing liabilities.

The net interest spread for 2004 was 3.71% compared to 3.56% for 2003. The net interest margin for 2004 was 3.95%, compared to 3.80% for 2003. The increases were primarily the result of growth in our loan portfolio, which is our highest yielding asset type.

Total interest income increased $2.2 million or 22.6% to $12.2 million for 2004, compared to 2003's amount of $9.9 million. The rise in interest income was primarily related to the increased volume of commercial and agricultural loans, rather than an increase in the overall level of interest rates. Our average loans increased $48.9 million, or 45.6% over 2003. Our loan portfolio carries a higher return that our investment securities as a percentage of average total interest. We funded $31.2 million of the increase in average earning assets with average interest bearing deposits. The remaining growth in average earning assets was funded with non-interest bearing deposits and borrowings.

Total interest expense increased by $334,000 or 12.5% to $3.0 million for 2004 compared to 2003's total of approximately $2.7 million. This increase was the result of the growth in interest bearing liabilities. The increase in interest expense was partially offset by a decline in our cost of funds. Our cost of funds declined to 1.52% for 2004 from 1.63% for 2003.

In 2004, we had a provision for loan loss of $855,500. This compares to $602,000 for 2003. We made the allocation to increase our allowance for loan losses as a result of our periodic review of our loan credit quality, periodic review of the general economic environment, a review of credit losses experienced on our loan portfolio, and growth of our loan portfolio.

Non-interest income consists primarily of various fees charged for services rendered to customers, gains on sales and servicing of residential mortgage loans, and gains on sales of investment securities. Non-interest income increased $286,000, or 13.8%, to nearly $2.4 million for 2004 compared to $2.1 million for 2003. In 2004, income from service charges and fees measured $1.6 million, an increase of $305,000, or 22.9%, from 2003's amount of $1,335,000. The increase was primarily the result of fees earned on servicing our expanding depositor customer base and fees earned from originating and servicing our increased loan portfolio. Also during 2004, we sold investment securities to fund loan growth and realize gains prior to the securities being called by issuers. As a result of the sales, we realized gains on available-for-sale securities of $275,000, which was an increase of $21,000, or 8.1%, from 2003's realized gains of $254,000. Other income decreased approximately $41,000 to $438,000 in 2004 compared to $478,000 in 2003. The decrease was attributed to a reduction in the amount of gains realized from the sale of residential mortgage loans.

Non-interest expense increased $1.6 million or 24.8% to $8.2 million for 2004, as compared to $6.6 million for 2003. The largest non-interest expense was for salaries and benefits, which increased $920,000 or 27.4% due to the addition of administrative, lending and branch personnel, as well as, increased expenses related to insurance and pension premiums paid by the Bank on behalf of its employees. Occupancy expenses increased $97,000 or 7.4% primarily the result of our organizational expansion efforts. Other expenses increased $623,000 or 32.3% which was the result of an increase in expenses related to external loan review, contracted internal audit services, and advertising and promotional expenses that we believed helped to improve our market reach and penetration.

Income tax expense for 2004 was $540,000 (22.2% of pre-tax net income) compared to $496,000 (23.3% of pre-tax net income) for 2003. The decrease in the percentage of taxes compared to pre-tax net income was the result of an increase in amounts of tax exempt interest income.

Financial Condition for the Years Ended December 31, 2004 and 2003

Total Assets. Total assets on December 31, 2004 were $275.5 million, an increase of $62.7 million or 29.5% from $212.8 million recorded on December 31, 2003. The increase in assets was funded by core deposit growth, advances from our subsidiary Lyons Capital Statutory Trust II in connection with its issuance of trust preferred securities, and proceeds from our $2.4 million offering of common stock and warrants.

Loans. Gross loans totaled $175.8 million at December 31, 2004, an increase of $48.2 million or 37.8% from December 31, 2003's recorded amount of $127.6 million. This growth was primarily from large increases in our commercial real estate and commercial loans, which include agricultural mortgages and loans. Commercial and agricultural loans increased $26.3 million, or 68.2%, during 2004 to $64.9 million. Commercial real estate loans, including agricultural mortgages, increased $17.6 million, or 50.4% during 2004 to $52.5 million. During 2004 we expanded into new markets and focused our efforts to maintain existing and develop new customer relationships within our existing markets, focusing on the commercial and agricultural areas. Residential real estate loans grew $4.0 million or 11.0% due to marketing and cross-selling efforts for this loan product. Customer loans grew only slightly by $200,000 from $18.1 million to $18.3 million, which we believe was due to additional competition in the marketplace from dealer and manufacturer based credit programs.

Loan Quality. Average delinquent loans for 2004 were 1.03%. This is a decrease from an average of 1.21% in 2003. Net charge-offs for the year 2004 were $104,000 or .07% of average loans outstanding. This compares to net charge-offs of $168,000 or .16% of average loans for 2003. The decreases were the result of the rate of average loan growth for the year and what we believe to be our prudent management of problem loans. The allowance for loan loss was funded at a level of $2.4 million or 1.37% of year-end loans at December 31, 2004. This compares to a funding level of $1.6 million or 1.30% of year-end loans at December 31, 2003. Non-performing loans totaled $556,000 or 0.32% of total loans outstanding at December 31, 2004. This compared to a level of $389,000 or 0.30% of loans outstanding at December 31, 2003.

Investments. Total investment securities were $76.9 million on December 31, 2004, an increase of $7.2 million or 10.4% from $69.6 million recorded on December 31, 2003. The increase resulted from the growth in deposits, which out-paced the growth in the loan portfolio. The carrying value of available-for-sale securities approximated the fair value at December 31, 2004 (reflected as unrealized depreciation of less than $100 in shareholders' equity after deferred taxes) as compared to net unrealized appreciation of $965,000 ($598,870 net of taxes) at December 31, 2003.

Deposits. Total deposits at December 31, 2004 were $237.3 million, an increase of $63.1 million or 36.2% from total deposits of $174.2 million at December 31, 2003. Demand (checking) accounts grew $21.7 million or 44.4%, savings accounts grew $18.3 million or 27.4%, time accounts grew $23.1 million or 39.5%. We believe that our expanded advertising efforts along with expansion into new markets helped contribute to our deposit growth in 2004.

Borrowings. Total borrowings at December 31, 2004 were $17.5 million, a decrease of $4.2 million or 19.3% from total borrowings at December 31, 2003 of $21.7 million. As our deposits grew in 2004 we did not renew maturing advances from the Federal Home Loan Bank of New York of $7.6 million. Our remaining Federal Home Loan Bank advances at December 31, 2004 were $5.0 million, with interest rates ranging from a low of 2.07% to a high of 4.76%. This decrease was partially offset by additional borrowings of $5.0 million in the form of the trust preferred securities issued by our Lyons Capital Statutory Trust II subsidiary. Our outstanding advances from subsidiaries at December 31, 2004 were $6.0 million, with interest rates ranging from a low of 5.00% to a high of 5.30%.

Shareholders' Equity. As of December 31, 2004, total shareholders' equity was $18.0 million, an increase of $3.2 million or 21.7% from shareholders' equity measured on December 31, 2003. Shareholders' equity grew as a result of earnings growth of $1.9 million, and proceeds from the sale of $2.4 million in common stock, less equity reductions from distributions of cash dividends to common shareholders of $569,000 and reduction in accumulated other comprehensive income of $578,000.

Liquidity

Lyons Bancorp, as parent corporation of the Bank, is a company separate and apart from the Bank that must provide for its own liquidity. Lyons Bancorp's main sources of liquidity, as a holding company, are dividends from the Bank, investment income and net proceeds from borrowings and capital securities offerings. Our main uses of liquidity are the payment of dividends to our shareholders, the payment of interest on our subordinated debentures and limited expenses. The ability of the Bank to pay dividends is subject to various regulatory limitations, including the restrictions placed on it under its Formal Agreement with the OCC. See -- OCC Formal Agreement." During 2006, we expect that we can meet our holding company liquidity needs from the reserves we hold.

On a consolidated basis, liquidity describes our ability to meet the financial obligations that arise during the ordinary course of business for us and our subsidiaries. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the Bank's customers and to fund current and planned expenditures. Our funding sources include cash flow from operations, deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of securities, borrowings and capital raising transactions.

The Bank's first preference is to fund liquidity needs with core deposits, which include interest-bearing and non-interest bearing deposits, if available in the marketplace. Core deposits are generated from a large base of consumer, corporate, agricultural and municipal customers, which over the past several years have become more geographically diverse as a result of the expansion of the Bank's businesses. Nevertheless, in recent years the Bank has faced increased competition in offering services and products from a larger array of financial market participants, including banks, thrifts, mutual funds, securities dealers and others. Core deposits financed 76.3% of the Bank's earning assets at December 31, 2005 compared with 67.0% and 88.3% at December 31, 2004 and 2003, respectively. See "Business -- Average Balances and Interest Rates;" and "—Deposits."

The Bank's retail "core" deposit base has been historically loyal. Approximately 90% to 95% of all retail time deposit accounts renew with the bank upon their maturity. Moreover, concurrent with the Bank's growth strategies, similar new retail markets have been entered into in each of the last six years expanding the Bank's customer base. Historically, these new markets reflect the same customer loyalty patterns. In addition, the Bank has focused on garnering a larger deposit share of the markets it currently services.

The Bank supplements funding provided through core deposits with various short-term and long-term wholesale sources, including brokered certificates of deposit, federal funds purchased and securities sold under agreement to repurchase, and borrowings from the Federal Home Loan Bank of New York (FHLB). As of December 31, 2005 and December 31, 2004, the Bank had $57.6 million and $23.2 million, respectively, of availability from Federal Home Loan Bank of New York, subject to collateral availability. As of December 31, 2005 and December 31, 2004, the Bank had $16.3 million and $16.9 million, respectively, of collateral for such purposes and $2.0 million and $5.0 million, respectively, of funds advanced from Federal Home Loan Bank of New York. See "Business – Sources of Funds – Borrowings." These borrowings are secured by residential mortgage loans.

The Bank also has the ability to borrow from the Federal Reserve Bank of New York. The amount of these borrowings is dependent upon the balance of loans and securities pledged as collateral. There were no borrowings outstanding under this facility at either December 31, 2005 or at December 31, 2004. Informal sources of funding are available to the bank through arrangements for unsecured short-term borrowings from other banks. There were no short-term borrowings outstanding at either December 31, 2005 or December 31, 2004. In general, these borrowings are unsecured and matured within two business days. Should the Bank experience a substantial deterioration in its financial condition or should the availability of short-term funding become restricted, the Bank's ability to obtain funding from these sources could be negatively impacted.

The Bank has executed agreements with three brokerage firms to originate brokered certificates of deposit on its behalf. The Bank has established a policy that limits the amount of brokered certificates of deposit that can be obtained. As of December 31, 2005 and December 31, 2004, the Bank had $29.7 million and $25.5 million, respectively, in ability to originate brokered certificates of deposit. As of December 31, 2005 and December 31, 2004, the Bank held $7.2 million and $13.0 million, respectively, of brokered certificates of deposit.

Other sources of liquidity include maturities of investment securities, repayment of loans and cash generated from operations, such as fees collected for services. See "Business -

Investments" for a maturity distribution of the Bank's investment securities portfolio. We also engage in various capital management strategies such as our 2004 stock offering, 2003 and 2004 trust preferred issuances and the offering under the Plan being made by this Offering Circular to assist us in meeting our liquidity needs.

The impact of additional capital from the stock offering under the Plan will help improve our liquidity. Additionally, in the future the Bank will likely continue its leveraging strategy and increase borrowings and provide funding for the purchase of investment securities with a favorable interest rate spread.

Management closely monitors the bank's liquidity positions for compliance with internal policies and believes the available sources of liquidity are adequate to meet funding needs anticipated in the normal course of business. Management does not anticipate engaging in any activities, either currently or in the long-term, which would cause a significant strain on our liquidity.

The relationship between our consolidated gross loans and consolidated total deposits provides a useful measure of our liquidity. Repayment of loans tends to be less predictable than the maturity of investments and other liquid resources; therefore, the higher our consolidated loan-to-deposit ratio the lower our long-term liquidity. On the other hand, since we realize greater yields and higher interest income on loans than we do on investments, a lower loan-to-deposit ratio can adversely affect interest income and earnings. As a result, management's goal is to achieve a loan-to-deposit ratio that appropriately balances the requirements of liquidity and the need to generate a fair return on assets. At December 31, 2005, the ratio of loans-to-deposits was 70.2%, compared to 74.1% at December 31, 2004.

Off-Balance-Sheet Obligations

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. See Note O of the Lyons Bancorp "Notes to Consolidated Financial Statements."

The Bank's contingent liabilities and commitments are as follows:

Total Payments Due by Period
at December 31, 2005:
(Dollars in thousands)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Consumer Lines of Credit	1,306	---	---	14,429
Commercial Lines of Credit	27,698	---	---	928
Other Commitments to Make Loans	22,981	---	---	---
Standby Letters of Credit	3,500	2,159	---	---
Total	55,485	2,159	---	15,357

Capital

Capital adequacy refers to the level of capital required to sustain asset growth over time and to fund our dividend and interest payments. Our objective is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. The primary measures used by management to monitor our capital adequacy are the bank regulatory capital requirements.

Our primary source of capital has been the Bank's retained earnings and our capital raising transactions. During the last three years our shareholders' equity has increased to $21.0 million as of December 31, 2005, from $14.0 million at December 31, 2002. This included an increase in our retained earnings of $3.9 million during this period and $4.9 million of additional paid-in-capital.

The additional paid-in-capital is attributable to our 2004 stock and warrant offering in which we raised $2.4 million. The warrants entitled the holders to buy more stock approximately eighteen months after the offering originally closed. We chose this timing so that the additional capital received when the warrants were exercised would match our expected growth in loans and deposits. Following the offering and continuing through the expiration date of the warrants we raised another $2.5 million through stock issuances associated with the warrants.

In 2003 we raised $1.0 million and in August 2004 raised another $5.0 million, by the issuance of subordinated debentures in connection with two trust preferred transactions. We chose this type of transaction because we could record this transaction as debt for GAAP and tax purposes, but it is treated as "Tier 1" bank regulatory capital.

The capital we have raised in the past together with the Bank's retained earnings has supported our past growth and expansion. We have used the proceeds of our capital raising transactions to both add capital to the Bank when it was needed and pay dividends to our shareholders. The latter action conserved capital at the Bank. Our approach to capital management is to retain excess capital at Lyons Bancorp while providing capital to the Bank sufficient to maintain the mandated capital levels it agreed to under its Formal Agreement with the OCC. "See Supervision and Regulation – Capital Adequacy."

Under the terms of the Bank's Formal Agreement with the OCC, the Bank is required to maintain higher than required capital ratios of:

- Tier 1 leverage capital equal to at least 8% percent of average weighted assets;
- Tier 1 risk-based capital equal to at least 10% of adjusted total assets; and
- Total risk-based capital of 12% of risk-weighted assets

The proceeds of the current offering are part of management's capital planning policy to ensure compliance with regulations and to permit future expansion. To the extent that the Plan is accepted by shareholders, the infusion of this new capital is expected to increase our capital resources and to have an impact on the consolidated capital position of Lyons Bancorp and the Bank.

Critical Accounting Policies, Judgments and Estimates

Our accounting and reporting policies conform with accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and the assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the loan portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

SUPERVISION AND REGULATION

Bank holding companies, financial holding companies and national banks are extensively regulated under both state and federal law. The following is a summary of certain laws and regulations that affect Lyons Bancorp and the Bank. It is not intended to be an exhaustive description of the laws and regulations applicable to Lyons Bancorp and the Bank. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the actual statutes and regulations. Any change in applicable laws or regulations may have a material adverse effect on our business and prospects and those of the Bank.

Supervision, regulation and examination of Lyons Bancorp and the Bank are designed primarily for the protection of depositors and not for Lyons Bancorp or its shareholders.

Bank Holding Company Regulation

General

Lyons Bancorp is a bank holding company under the Bank Holding Company Act of 1956 (the "BHCA") and the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"). As such, we are regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). As a bank holding company, we are required to file with the Federal Reserve Board an annual report and additional information as required by the Federal Reserve Board pursuant to the BHCA. The Federal Reserve Board makes regular examinations of us and may make examinations of our subsidiaries.

Acquisition of Banks

The BHCA requires prior approval of the Federal Reserve Board where a bank holding company proposes to acquire direct or indirect ownership of control of more than 5% of the voting shares of any bank (unless it owns a majority of such bank's voting shares) or otherwise to control a bank or to merge or consolidate with any other financial or bank holding company. This requirement could have the effect of delaying or preventing any potential merger with, or acquisitions by, other institutions, which could limit our growth and the return to investors.

Permitted Activities

In November 1999, Congress enacted the GLB Act, which made substantial revisions to the statutory restrictions separating banking activities from certain other financial activities. Under the GLB Act, bank holding companies that are well capitalized and well managed and meet certain other conditions can elect to become "financial holding companies."

A bank holding company may acquire direct or indirect ownership or control of voting shares of any company that is engaged directly or indirectly in banking, managing or controlling banks, or performing services for its authorized subsidiaries. A bank holding company may also engage in or acquire an interest in a company that engages in activities which the Federal

Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Until December 31, 2005, we were registered with the Federal Reserve Board as a financial holding company. As of January 1, 2006, we de-elected our financial holding company status. We made this decision in connection with the Bank's decision to enter into the Formal Agreement with the OCC.

Financial holding companies and their subsidiaries are permitted to acquire or engage in previously impermissible activities for bank holding companies such as insurance underwriting, securities underwriting and distribution, travel agency activities, broad insurance agency activities, merchant bank and other activities that the Federal Reserve determines to be financial in nature or complementary to those activities. In addition, under the merchant banking authority added by the GLB Act and Federal Reserve regulations, financial holding companies are authorized to invest in companies that engage in activities that are not financial in nature, as long as the financial holding company makes its investment with the intention of limiting the investment in duration, does not manage the company on a day-to-day basis, and the investee company does not cross-market with any of the financial holding company's controlled depository institutions. We were not engaged in any of these activities which required us to be a financial holding company.

Source of Financial Strength

The Federal Reserve Board policy requires that a bank holding company serve as a source of financial and managerial strength to its subsidiary banks and not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board's policy that, in serving as a source of strength to its subsidiary banks, a financial holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks. This support may be required during periods of financial stress or adversity, in circumstances where we might not do so absent such policy. A bank holding company is expected to maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. The failure of a bank holding company to serve as a source of strength to its subsidiary banks generally would be considered by the Federal Reserve Board to be an unsafe and unsound banking practice, a violation of Federal Reserve Board regulations, or both. This policy could, however, limit our growth and the return to investors by restricting activities in which we may engage, such as the payment of dividends and mergers with or acquisitions by other institutions.

Transactions With Affiliates

Lyons Bancorp is a legal entity separate and distinct from the Bank. The Bank is subject to restrictions under federal law which limits the extensions of credit to, and certain other transactions with, affiliates. Lyons Bancorp and the Bank are subject to Section 23A of the Federal Reserve Act. Section 23A defines "covered transactions," which include extensions of credit, and limits a bank's covered transactions with any affiliate to 10% of that bank's capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on terms and conditions consistent with safe and sound banking practices, and banks and their subsidiaries are prohibited from purchasing low-quality assets from the bank's affiliates. Finally, Section 23A requires that all of a bank's extensions of credit to an affiliate be appropriately secured by acceptable collateral, generally United States government or agency securities.

Bank Regulation

OCC Supervision

The Bank is a national bank and as such is supervised and regularly examined by the OCC. The various laws and regulations administered by the OCC affect corporate practices such as payment of dividends, incurring debt and acquisition of financial institutions and other companies, and affect business practices such as payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices. Except for the Formal Agreement with the OCC, there are no regulatory orders or outstanding issues resulting from regulatory examinations of the Bank. These regulations could have the effect of limiting our growth and the return to investors by restricting our ability as parent company to the Bank, to declare dividends or engage in mergers with, or acquisitions by, other institutions.

FDIC Insurance Assessments

The Bank's deposits are insured primarily by the Federal Deposit Insurance Corporation's ("FDIC") Bank Insurance Fund. The Bank is subject to FDIC deposit insurance assessments. It is possible that insurance assessments could be increased and it is possible that there may be special additional assessments. Management does not expect such assessments to materially affect our results of operations.

FDIA/FIRA

Under the Federal Deposit Insurance Act ("FDIA"), the OCC possesses the power to prohibit institutions regulated by it (such as the Bank) from engaging in any activity that would be unsafe and unsound banking practice or would otherwise be in violation of law. Moreover, the Financial Institutions and Interest Rate Control Act of 1978 ("FIRA") sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency, restricts lending by a bank to its executive officers, directors, principal shareholders or related interests thereof, restricts management personnel of a bank from serving as directors or in other management positions with certain depository institutions whose assets exceed a specific amount or which have an office within a specified geographic area, and restricts management personnel from borrowing from another institution that has a correspondent relationship with their bank. Additionally, FIRA provides that no person may acquire control of a bank unless the appropriate federal supervisory agency has been given 60 days prior written notice and within that time has not disapproved the acquisition or extended the period for disapproval. This requirement could have the effect of delaying or preventing any potential merger with, or acquisitions by, other institutions, which could limit our growth and the return to investors.

Fiscal and Monetary Policies

Our operations and those of the Bank are affected not only by general economic conditions, but also by the economic and monetary policies of various regulatory authorities. In particular, the Federal Reserve Board regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits, and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past, including the Bank, and are expected to continue to do so in the future.

Limits on Dividends and Other Payments

Under New York Business Corporate Law, Lyons Bancorp may pay dividends only if it is not insolvent and the payment would not render it insolvent. "Insolvent" means unable to pay debts as they become due in the usual course of business. Under the New York Business Corporate Law, dividends may only be paid out of earned (and, under limited circumstances, capital) surplus, and its net assets remaining after the payment of the dividend must be at least equal to the amount of its stated capital.

We expect dividends from the Bank to constitute our major source of funds for servicing our debt and paying cash dividends on our common stock. Federal statutes, regulations and policies limit the circumstances under which the Bank may pay dividends, extend credit or otherwise supply funds to us. For example, as a national bank subject to the jurisdiction of the Federal Reserve Board and the OCC, the Bank must obtain approval for any dividend if the total of all dividends declared in any calendar year would exceed the total of its net profits, as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years. Furthermore, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts, as defined by applicable regulations. During 2004 and 2005, the Bank did not pay Lyons Bancorp dividends. At December 31, 2005, the Bank had $6.5 million in retained earnings legally available for the payment of dividends without regulatory approval.

In November 2005, the Bank entered into a Formal Agreement with the OCC which sets forth a series of actions necessary for it to correct identified weaknesses. These include restrictions on the Bank's ability to pay dividends. The Bank is permitted to pay a dividend only when it is in compliance with its approved capital program; when it does not exceed its legal limitation on the amount of dividends that may be paid; and, when it is prudent depending on the capital needs of the bank. If the Bank fails to abide by these restrictions, we would be restricted in our ability to pay dividends

In addition, the Federal Reserve Board and the OCC are authorized to determine under certain circumstances that the payment of dividends would be unsafe or unsound practice and to prohibit payment of such dividends. The payment of dividends that deplete a bank's capital base could be deemed to constitute such an unsafe or an unsound practice. The Federal Reserve

Board has indicated that banking organizations should generally pay dividends only out of current operating earnings.

Capital Requirements

The Federal Reserve Board has published risk-based guidelines for bank holding companies. The guidelines define the components of capital, categorize assets into different risk classes and include certain off-balance sheet items in the calculation of risk-weighted assets. The minimum ratio of qualified total capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8.00%. At least half of the qualified total capital must be comprised of Tier 1 capital, which includes common equity, retained earnings and a limited amount of permanent preferred stock, less goodwill. The remainder may consist of Tier 2 capital, which consists of a limited amount of subordinated debt, other preferred stock, certain other instruments and a limited amount of loan and lease loss reserve. The sum of Tier 1 capital and Tier 2 capital is the "total risk-based capital."

In addition, the Federal Reserve Board has established a minimum leverage ratio of Tier 1 capital to average quarterly assets less goodwill ("Leverage Ratio") of 3.00% for bank holding companies that meet certain specific criteria, including that they have the highest regulatory rating. All other bank holding companies are required to maintain a Leverage Ratio of 3.00% plus an additional cushion of at least 1.0% to 2.0%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Higher capital may be required in individual cases, depending upon a bank holding company's risk profile. All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. Lastly, the Federal Reserve's guidelines indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio," calculated by deducting all intangibles, in evaluating proposals for expansion or new activity. The Federal Reserve has not advised us of any specific minimum Leverage Ratio or Tangible Tier 1 Leverage Ratio.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA established five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various measures and certain other factors, as established by regulation.

The capital measures used by the federal banking regulators are:

- the Total Capital ratio, which is the total of Tier 1 capital and Tier 2 capital;
- the Tier 1 capital ratio; and

- the Leverage Ratio.

Under these regulations, a bank will be:

- "well capitalized" if it has a total capital ratio of 10% or greater, a Tier 1 capital ratio of 6% or greater, and is not subject to any written agreement, order, capital directive or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;

- "adequately capitalized" if it has a total capital ratio of 8% or greater, a Tier 1 capital ratio of 4% or greater and a Leverage Ratio of 4% or greater - or 3% in certain circumstances - and is not well capitalized;

- "undercapitalized" if it has a total capital ratio of less than 8% or a Tier 1 capital ratio of less than 4% - or 3% in certain circumstances;

- "significantly undercapitalized" if it has a total capital ratio of less than 6%, a Tier 1 capital ratio of less than 3%, or a Leverage Ratio of less than 3%; or

- "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The OCC imposes on the Bank the same capital requirements as apply to Lyons Bancorp under the Federal Reserve Board risk-based guidelines. As of December 31, 2005, all of the capital ratios of Lyons Bancorp and the Bank exceeded the required minimums. These requirements, however, could limit our growth and the return to investors by restricting the activities in which we may engage such as the payment of dividends and mergers with, or acquisitions by, other institutions.

The following table shows the risk-based capital ratios and leverage ratio for Lyons Bancorp, compared to regulatory requirements each at December 31, 2005 and for the Bank, compared to the additional requirements under the Formal Agreement with the OCC:

Capital Ratio	Regulatory Minimum	Lyons Bancorp		Formal Agreement Minimum	Bank	
		Amount	Percentage	Percentage	Amount	Percentage
Total risk based:	8.00%					
Actual		$30,720,000	13.74%	12.00%	$28,963,000	12.94%
Minimum required		22,360,000	10.00%		22,375,500	10.00%
Tier 1 risk-based:	4.00%					
Actual		$27,427,000	12.27%	10.00%	$26,162,000	11.69%
Minimum required		13,416,000	6.00%		13,425,300	6.00%
Leverage ratio:	4.00%					
Actual		$27,427,000	8.49%	8.00%	$26,162,000	8.10%
Minimum required[(1)]		16,154,400	5.00%		16,146,350	5.00%

---

(1) Represents the highest minimum requirement. Financial institutions that are contemplating acquisitions or are anticipating or experiencing significant growth may be required to maintain a substantially higher leverage ratio.

Community Reinvestment Act

The Community Reinvestment Act of 1977 requires the OCC to assess the record of all financial institutions regulated by it to determine if these institutions are meeting the credit needs of their communities (including low and moderate income neighborhoods) and to take this record into account in its evaluation of any application made by any such institutions for, among other things, approval of branch or other deposit facilities, office relocations, and mergers or acquisitions of bank shares. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The Financial Institutions Reform, Recovery and Enforcement Act (see below) amended the Community Reinvestment Act to require, among other things, which the OCC make available to the public an evaluation of each bank's record meeting the credit needs of its entire community, including low and moderate income neighborhoods. This evaluation includes a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance" and a statement describing the basis for the rating. In its last examination issued on June 30, 2003, the OCC assigned a rating of "satisfactory" to the Bank.

In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and such records may be the basis for denying the application. A less than satisfactory CRA rating will slow, if not preclude expansion of banking activities. This could limit our growth and the return to investors by restricting these activities.

Current CRA regulations rate institutions based on their actual performance in meeting community credit needs. CRA performance is evaluated by the FDIC, Lyons Bancorp's primary federal regulator using a lending test, an investment test, and a service test. The FDIC also will consider: (a) demographic data about the community; (b) the institution's capacity and constraints; (c) the institution's product offerings and business strategy; and (d) data on the prior performance of the institution and similarly situated lenders. Bank holding company subsidiaries must receive "satisfactory" or better CRA ratings to engage in bank holding company or subsidiary activities permitted by the GLB Act.

The GLB Act requires banks and their affiliates companies to adopt and disclose privacy policies, including policies regarding the sharing of personal information they obtain from customers with third parties.

Financial Institutions Reform, Recovery and Enforcement Act

The Financial Institutions Reform Recovery and Enforcement Act ("FIRREA") gives federal banking agencies broader and more stringent enforcement authorities reaching a wider range of persons and entities. For example, FIRREA (1) increases civil and criminal penalties; and (2) expands the universe of persons subject to enforcement under FDIA by specifying that an "institution-affiliated party" subject to enforcement means (a) any director, officer, employee, or controlling shareholder (other than a bank holding company) of, or agent for, an insured depository institution; (b) any other person who has filed or is required to file a change-in-control notice; (c) any shareholder (other than a bank holding company), consultant, joint venture partner, and any other person as determined by the appropriate federal banking agency (by regulation or on a case-by-case basis) who participates in the conduct of the affairs of an insured depository institution; and (d) any independent contractor (including an attorney, appraiser or accountant) who knowingly or recklessly participates in any violation of any law or regulation, any breach of fiduciary duty or any unsafe or unsound practice which caused or is likely to cause more than a minimal financial loss to, or a significant adverse effect on, the institution.

FIRREA also provides that, in addition to any other rights of the FDIC under applicable law, a director or officer of a depository institution may be held personally liable for monetary damages in any action brought by or for the benefit of the FDIC as conservator or receiver, assigned from the FDIC as conservator or receiver, or assigned in connection with an assistance transaction, if the director or officer was grossly negligent or engaged in more culpable conduct (such as intentional malfeasance). This provision preempts any contrary state law, including presumably, state law provisions designed to impose a lower standard of conduct for the culpability of corporate directors.

Federal Deposit Insurance Corporation Improvement Act of 1991

In 1991, the Congress enacted the FDICIA. FDICIA substantially revises the depository institution regulatory and funding provisions of the Federal Deposit Insurance Act and makes revisions to several other federal banking statutes.

FDICIA requires the federal banking regulators to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

Under the regulations, a "well capitalized" institution has a minimum total capital to total risk-weighted assets ratio of at least 10%, a minimum Tier 1 capital to total risk-weighted assets ratio of at least 6%, a minimum leverage ratio of at least 5% and is not subject to any written order, agreement, or directive; an "adequately capitalized" institution has a total capital to total risk-weighted assets ratio of at least 8%, a Tier 1 capital to total risk-weighted assets ratio of at least 4%, and a leverage ratio of at least 4% (3% if given the highest regulatory rating and not experiencing significant growth), but does not qualify as "well capitalized." An "undercapitalized" institution fails to meet any one of the three minimum capital requirements. A "significantly undercapitalized" institution has a total capital to total risk-weighted assets ratio of less than 6%, a Tier 1 capital to total risk-weighted assets ratio of less than 3% or a Tier 1 leverage ratio of less than 3%. A "critically undercapitalized" institution has a Tier 1 leverage ratio of 2% or less. Under certain circumstances, a "well capitalized," "adequately capitalized" or "undercapitalized" institution may be required to comply with supervisory actions as if the institution was in the next lowest capital category. The Bank is currently classified by the FDIC as "well capitalized."

FDICIA generally prohibits a depository institution from making any capital distribution (including payment of dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are also subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth and activity limitations and are required to submit "acceptable" capital restoration plans. Such a plan will not be accepted unless, among other things, the depository institution's holding company guarantees the capital plan, up to an amount equal to the lesser of five percent of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized and may be placed into conservatorship or receivership.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, more stringent requirements to reduce total assets, cessation of receipt of deposits from correspondent banks, further activity restricting prohibitions on dividends to the holding company and requirements that the holding company divest its bank subsidiary, in certain instances. Subject to certain exceptions, critically undercapitalized depository institutions must have a conservator or receiver appointed for them within a certain period after becoming critically undercapitalized.

Consumer Regulations

Interest and certain other charges collected or contracted for by Lyons Bancorp are subject to state usury laws and certain federal laws concerning interest rates. Lyons Bancorp's loan operations are also subject to certain federal laws applicable to credit transactions, such as:

- the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;

- the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs and the community it serves;

- the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies;

- the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies; and

- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

USA Patriot Act of 2001

In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcement's and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Our failure to comply with these requirements could have serious legal and reputational consequences for us.

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001

As part of the USA Patriot Act, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 ("IMLAFATA"). IMLAFATA amended the Bank Secrecy Act and adopted certain additional measures that increase the obligation of financial institutions, including Lyons Bancorp and the Bank., to identify their customers, watch for and report upon suspicious transactions, respond to requests for information by federal banking regulatory authorities and law enforcement agencies, and share information with other financial institutions. The Secretary of the Treasury has adopted several regulations to implement these provisions. Lyons Bancorp is also barred from dealing with foreign "shell" banks. In addition, IMLAFATA expands the circumstances under which funds in a bank account may be forfeited. IMLAFATA also amended the BHC Act and the Bank Merger Act to require the federal banking regulatory authorities to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application to expand operations. Lyons Bancorp has in place a Bank Secrecy Act compliance program.

Future Legislation and Regulatory Initiatives

In recent years, significant legislative proposals and reforms affecting the financial services industry have been discussed and evaluated by Congress and certain of these proposals, such as the Financial Services Modernization Legislation, have been enacted into law. For example, on July 23, 2002, the U.S. Treasury Department proposed regulations requiring

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institutions to incorporate a customer identification program into their written money laundering plans that would implement reasonable procedures for:

- verifying the identity of any person seeking to open an account, to the extent reasonable and practicable;
- maintaining records of the information used to verify the person's identity; and
- determining whether the person appears on any list of known or suspected terrorists or terrorist organizations.

It is likely that additional legislation will be considered by Congress that, if enacted, could have a significant impact on the operations of banks and bank holding companies, including Lyons Bancorp and the Bank.

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TAXATION

In general, you will have the same federal income tax obligations with respect to dividends credited to your account under the Plan as other holders of shares of Lyons Bancorp common stock who elect to receive cash dividends directly. You are treated for income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value of the Lyons Bancorp common stock credited to your account under the Plan, even though that amount was not actually received by you in cash but, instead, was applied to the purchase of additional shares for your account.

The basis of each share credited to your account pursuant to the dividend reinvestment aspect of the Plan is the fair market value of our common stock when purchased, and the holding period for such shares begins on the day after that date the shares are acquired for a participant's account. We intend to make every reasonable effort to determine the fair market value on the dividend payment date and use that value to determine the number of shares purchased with your cash dividend, however, because there is not an active trading market for our common stock, our valuation may be only an approximation of the fair market value.

Generally, when you receive certificates representing whole shares previously credited to your account under the Plan upon withdrawal from the Plan or pursuant to your request, it will not result in the recognition of taxable income. You may recognize a gain or loss when fractional shares are sold on your behalf upon withdrawal from the Plan or if you sell your shares issued to you from the Plan.

You should consult your own tax adviser regarding the particular tax consequences, including state tax consequences, which may result from participation in the Plan and any subsequent disposal of shares acquired pursuant to the Plan.

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MANAGEMENT

Directors

Our Board of Directors currently consists of 10 persons. In accordance with our bylaws, our Board is divided into three classes as nearly equal in number as possible. The members of each class are elected for a term of three years with one class of directors elected annually.

Each of our directors is also a director of the Bank. The following table sets forth certain information with respect to our directors:

Name & Age	Term Expires	Director Since
David J. Breen, Jr. Age 48	2006	1999
James E. Santelli Age 57	2006	1988
Robert A. Schick Age 56	2006	1998
John J. Werner, Jr. Age 66	2006	1979
James A. Homburger Age 61	2007	1995
Theodore J. Marshall Age 64	2007	1995
Clair J. Britt, Jr. Age 43	2007	2001
Andrew F. Fredericksen Age 50	2007	2003
Thomas L. Kime Age 52	2008	2004
Dale H. Hemminger Age 47	2008	2005

Our Executive Officers and Those of the Bank

The following table sets forth certain information about our executive officers and those of the Bank. Each executive officer is elected by our Board of Directors and the Bank and each executive officer holds office at the discretion of the Board of Directors.

Name and Age	Position with Lyons Bancorp	Position with the Bank
Robert A. Schick Age 56	President	President and Chief Executive Officer
Clair J. Britt, Jr. Age 43	n/a	Executive Vice President and Senior Lending Officer
Thomas L. Kime Age 52	n/a	Executive Vice President and Chief Operating Officer
Kenneth M. Burt Age 36	Treasurer	Senior Vice-President and Chief Financial Officer
Anthony J. Cataldi Age 34	n/a	Senior Vice President - Operations

Business Experience of Directors and Executive Officers

The following is a brief description of the principal occupation and business experience of each of our directors and executive officers and those of the Bank for the last 5 years.

Robert A. Schick (Director; President and CEO). Mr. Schick has been a Director and President of Lyons Bancorp since January 1998 and President and Chief Executive Officer of the Bank since January 1998. Mr. Schick also serves as Executive Vice President of LNB Life Agency, Inc. and Lyons Realty Associates Corp. Mr. Schick was hired by the Bank in September 1994 and served as Vice President and Chief Financial Officer until he assumed the position of President and Chief Executive Officer in January 1998.

Clair J. Britt, Jr. (Director; Executive Vice President and Senior Lending Officer). Mr. Britt has been employed by the Bank as Executive Vice President and Senior Lending Officer since April 1998. He is also President of Lyons Realty Associates Corp. Prior to April 1998, Mr. Britt was employed as Senior Vice President of the National Bank of Geneva.

Thomas L. Kime (Director; Executive Vice President and Chief Operating Officer). Mr. Kime has been employed by the Bank since 2004 and a Director of Lyons Bancorp since 2004. Prior to joining the Bank, Mr. Kime served as the President of The National Bank of Geneva from June 1989 to February 2003. From 1976 until June 1989 Mr. Kime was employed by The National Bank of Geneva in various capacities. While serving as President of The National Bank of Geneva, Mr. Kime also served as a director and Senior vice President of Financial Institutions, Inc., the holding company for The National Bank of Geneva and several other banks, including The Bath National Bank. Mr. Kime also served as Chairman of the Board of The Bath National Bank.

Kenneth M. Burt (Treasurer; Senior Vice-President and Chief Financial Officer). Mr. Burt was elected Treasurer of Lyons Bancorp in January 2004. Mr. Burt has served as Chief Financial Officer of the Lyons National Bank since 2001. Prior to that position he was Assistant Vice-President and Auditor for the Lyons National Bank since 1998. Mr. Burt became Treasurer of Lyons Realty Associates Corp. upon its formation in 2001. Mr. Burt became Treasurer of LNB Life Agency, Inc. upon its formation in 2003.

Anthony J. Cataldi (N/A; Senior Vice President & Chief Technology Officer). Mr. Cataldi has been the Bank's Senior Vice President & Chief Technology Officer since January, 2004. He also has served as President of LNB Life Agency, Inc. since 2002. Prior to working with the Bank, Mr. Cataldi served as Manager of Business Analysis for Baker & Taylor, Inc., from 2001 to 2002, and as financial analyst for Accenture in 2001. Mr. Cataldi was the Chief Financial Officer for the Bank from 1999 to 2000.

David J. Breen, Jr. (Director). Mr. Breen has been General Manager of Herremas Food Market, Inc., since 2005. Prior to that time, he was Vice President of three retail supermarkets in Newark, Palmyra and Williamson, New York.

Andrew F. Fredericksen (Director). Mr. Fredericksen has been a certified public accountant, principal and Senior Partner in the accounting firm of Fredericksen & Sirianni, LLP since 1983, which has offices in Rochester, New York and Geneva, New York.

Dale H. Hemminger (Director). Mr. Hemminger is a principal in Hemdale Farms, Inc., a New York corporation formed in 1976, a multi-enterprises vegetable, dairy and greenhouse farming operation.

James A. Homburger (Director). Mr. Homburger has for more than five years been a real estate broker, the owner of Performance Properties, and a partner in Silver Hills Associates, located in Newark, New York.

Theodore J. Marshall (Director). Mr. Marshall is President and Chief Executive Officer of Marshall Family Associates, LLC, a New York limited liability company organized in 1994, an owner of commercial real estate in Central New York, Marshall Brothers, Inc., a New York corporation formed in 1984, which owns and operates a chain of "Pit Stop" convenience stores throughout Central New York, Patriot Tank Lines, Inc., an independent petroleum transportation company, and E. & V. Energy, Inc., a petroleum distributing concern, all of which are headquartered in Weedsport, New York.

James E. Santelli (Director). Mr. Santelli is retired and formerly the co-owner of Santelli Lumber Company with stores in Lyons and Palmyra, New York from 1975 to 2000. He currently serves as a consultant to the Santelli Lumber Company.

John J. Werner, Jr. (Director). Until his retirement in 1997, Mr. Werner was President and Chief Executive Officer of The Lyons National Bank and President of Lyons Bancorp.

Director Compensation

Directors, other than those employed by the Lyons Bancorp or any of its subsidiaries in other capacities, receive a fee of $750 for each Board meeting and $175 for each committee meeting. Directors who are also officers of Lyons Bancorp or any of its subsidiaries receive no compensation for attendance at a Board or Committee meeting.

Executive Compensation

The following table sets forth the total compensation for services in all capacities paid by us and the Bank to our Chief Executive Officer and the Bank's Senior Loan Officer and Chief Operating Officer. Other than Messrs. Schick, Britt and Kime no other executive officers' individual annual salary and bonus exceeded $100,000 in 2005.

Name and Principal Position	Year	Annual Compensation Salary	Annual Compensation Bonus	Other Annual Compensation	Long Term Compensation Restricted Stock Award(s)[2]	All Other Compensation
Robert A. Schick, President and CEO	2005	$171,250[1]	$16,406	$3,103[2]	$ 0	$6,846[3]
	2004	160,000[1]	31,250	5,233[2]	0	6,125[3]
	2003	139,616[1]	20,000	4,095[2]	4,500	5,885[3]
Clair J. Britt, Jr. Executive Vice President and Senior Lending Officer	2005	126,500[4]	14,375	743[2]	0	5,378[5]
	2004	120,000[4]	27,500	1155[2]	0	5,340[5]
	2003	104,766	19,780	0	4,500	4,923[5]
Thomas L. Kime, Executive Vice President & Chief Operating Officer	2005	121,000[6]	15,000	692[2]	0	4,883[7]
	2004	100,000	25,000	0	0	1,904[7]
	2003	--	--	--	--	--

(1) Includes compensation of $40,000, $35,000 and $30,000 in 2005, 2004 and 2003, respectively, for which payment was deferred pursuant to a non-qualified deferred compensation arrangement with Mr. Schick under his employment agreement, until such time that Mr. Schick retires or leaves the employment of the Company.

(2) Represents the dollar value of the difference between the price paid for common stock purchased from Lyons Bancorp under a deferred compensation arrangement under his employment agreement, and the fair market value of the common stock at the date of purchase based on the last bid price for the stock reported for such date.

(3) Includes 401(k) contributions by Lyons Bancorp for Mr. Schick in the amounts of $5,863, $5,210 and $4,898 in 2005, 2004 and 2003, respectively. Also includes premiums in the amounts of $983, $915 and $987.50 in 2005, 2004 and 2003, respectively, paid with respect to insurance on the life of Mr. Schick with a third party other than the Company as beneficiary.

(4) Includes compensation of $11,500 and $10,000 in 2005 and 2004, respectively, for which payment was deferred pursuant to a non-qualified deferred compensation arrangement with Mr. Britt under his employment agreement, until such time that Mr. Britt retires or leaves employment of the Company.

(5) Includes 401(k) contributions by Lyons Bancorp for Mr. Britt in the amounts of $5,143, $4,924 and $4,693 in 2005, 2004 and 2003, respectively. Also, includes premiums paid on life insurance policies in the amounts of $235, $220 and 230 in 2005, 2004 and 2003, respectively, paid with respect to insurance on the life of Mr. Britt with a third party other than the Company as beneficiary.

(6) Includes compensation of $11,000 in 2005 for which payment was deferred pursuant to a non-qualified deferred compensation arrangement with Mr. Kime. Mr. Kime was appointed as an Executive Vice President of the Bank in March 2004.

(7) Represents 401(k) contributions for Mr. Kime.

Retirement Contributions

Supplemental Retirement Benefit Plan

The Bank sponsors a director's Supplemental Retirement Defined Benefit Plan for directors. The Plan allows directors to select the type of benefit he wishes to receive, either retirement benefit or a long-term care benefit. The Plan is intended to be an unfunded non-qualified benefit plan under ERISA. We have provided for payment of the defined benefit with the purchase of annuities. The Plan also permits directors to defer payment of their directors' fees.

Executive Supplemental Retirement Plan

The Bank sponsors an Executive Supplemental Retirement Plan for certain of our executive officers. The Plan provides retirement benefits to supplement the benefits provided to executives under the Bank's Pension Plan and 401(k) Plan. The Plan also provides split dollar life insurance benefits with a portion to be paid to the executive's designated beneficiary and another portion to be paid to the Bank, and disability and long-term care benefits to the executives. The Plan is intended to be an unfunded, non-qualified benefit plan under ERISA. We have provided for the payment of the benefits under the Plan with the purchase of annuities.

Board Compensation Committee Report on Executive Compensation

The Compensation Committee makes recommendations to the Board regarding the compensation level for all the Bank's officers. The committee reviews national salary surveys compiled by independent sources of the banking industry for similar banks based on asset size and geographic area. This information is used together with other factors including experience, internal salary structure and performance in determining compensation levels. The Committee reviews the compensation levels of all officers on an annual basis.

Employment Agreements with Certain Executive Officers

Robert A. Schick. On February 24, 2004, we entered into an employment agreement with Mr. Schick on the following terms. The agreement provides a term of seven years and four months, expiring May 31, 2011. Effective June 1, 2009, the agreement contemplates that Mr. Schick would retire as President and Chief Executive Officer of Lyons Bancorp and the Bank, and become Chairman of Lyons Bancorp. Mr. Schick's base salary for 2006 under the agreement is $137,813. The employment agreement provides that such base salary will be increased annually during the term of the agreement by at least 5% as a cost of living adjustment. Mr. Schick is also eligible to receive an annual bonus in the discretion of the Board. Mr. Schick is entitled to deferred compensation in the amount of $45,000 in 2006 and increased in each subsequent year by $5,000 as a cost of living adjustment. The entire amount of the deferred compensation will be credited to stock of Lyons Bancorp purchased at the price as last reported in the market in which our stock trades as of December 31st of the prior year. The benefits would vest upon his death, termination of employment, retirement, termination of the employment agreement or a "Change in Control" as defined in the employment agreement.

If Mr. Schick's employment is terminated under his employment agreement prior to January 1, 2010 by us without cause or by Mr. Schick for good reason, then he is entitled to a payment of 1.9 times the sum of his then current annual base salary plus deferred compensation. If Mr. Schick's employment is terminated under his employment agreement after December 31, 2009 but prior to his retirement by us without cause or by Mr. Schick for good reason, then he is

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entitled to his salary, deferred compensation and all other benefits under the employment agreement through May 31, 2011.

Clair J. Britt, Jr. On February 19, 2004, we entered into an employment agreement with Mr. Britt on the following terms. Mr. Britt's base salary for 2006 under the agreement is $120,000. The employment agreement provides that such base salary will be increased annually during the term of the agreement by at least 4% as a cost of living adjustment. Mr. Britt is also eligible to receive an annual bonus in the discretion of the Board. Mr. Britt is also entitled to deferred compensation in the amount of $12,000 in 2006 and annual increases as determined by the Board. The deferred compensation amount is to be credited to the stock of Lyons Bancorp purchased at the price as last reported in the market in which our stock trades as of December 31st of the prior year. This stock will vest on the earlier of his death, termination of employment, retirement, termination of the employment agreement, or a "Change in Control" as defined in the employment agreement.

Kenneth M. Burt. On February 24, 2004, we entered into an employment agreement with Mr. Burt on the following terms. The agreement provides for a three-year term which will automatically be renewed for up to two (2) additional three-year terms unless we give notice to Mr. Burt of our intention not renew such agreement at least six (6) months and not more than nine (9) months prior to the expiration of the then applicable term. Mr. Burt's base salary for 2006 under the agreement is $85,000. The employment agreement provides that such base salary will be increased annually during the term of the agreement by at least 3% as a cost of living adjustment. It provides for an annual bonus at the discretion of the Board. Mr. Burt would also be entitled to deferred compensation in the amount of $8,500 in 2006 and annual increases as determined by the Board. The deferred compensation amount is to be credited to the stock of Lyons Bancorp purchased at the price as last reported in the market in which our stock trades as of December 31st of the prior year. This stock will vest on the earlier of his death, termination of employment, retirement, termination of the Agreement, or a "Change in Control" as defined in the employment agreement.

Change of Control Provision in Employment Agreements

Messrs. Britt's and Burt's employment agreements provide that any time after a change of control and Mr. Schick's employment agreement provides that within three years after a change of control, the applicable executive may terminate his employment and within 30 days of termination, receive a payment equal to the lesser of six times the executive's annual salary, or the maximum amount which would be permitted under Internal Revenue Code Section 280G which will not result in the imposition of the 20% excise tax. Also, within 30 days of the executive's termination, all deferred compensation including full funding of any deferred compensation that would be owed to the executive upon completion of the calendar year in which the termination occurred will be paid to the executive. Finally, the executive shall be entitled to benefits continuation for a period of two years following termination. Under these agreements, a change of control shall be deemed to have occurred if any of the following occur:

- any person or group becomes the beneficial owner of 35% or more of either the then outstanding shares of our common stock or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors, or

- as a result of a tender offer, merger, business combination or contested election, the persons who were directors of the Lyons Bancorp cease to constitute a majority of the Board, or

- Lyons Bancorp or the Bank is merged with another entity in a transaction in which less than 65% of the voting securities of the resulting entity are held by our former shareholders, or

- we dissolve or transfer substantially all of our assets to another corporation.

Pension Plan

The Bank has a pension plan which conforms to the requirements of the Employee Retirement Income Security Act of 1974. All employees who are 21 years of age or older, become participants in the plan on the 1st of the month which coincides with or next follows the completion of one year of eligibility service. It provides for full vesting upon 5 years of participation, and contains provisions which permit early retirement within 10 years prior to the normal retirement date for participants with at least 10 years of credited service. The plan requires no contribution from participants, covers all eligible employees, provides for normal retirement at age 65, and is qualified under section 401(a) of the Internal Revenue Code. As of October 1, 2005, the date of the last Actuarial Valuation Report, there were 79 active participants, 12 participants and beneficiaries entitled to a deferred pension benefit, and 21 retirees and beneficiaries receiving pension benefits. A participant's normal retirement benefit is an annual pension benefit commencing on his normal retirement date in an amount equal to 1.75% of his average annual compensation, multiplied by creditable service up to 35 years, plus 1.25% of his average annual compensation, multiplied by creditable service in excess of 35 up to 5 years, minus .49% of his final average compensation multiplied by creditable service up to 35 years. Average annual compensation is the highest 5 consecutive calendar years in all years of creditable service. Final average compensation is the highest 3 consecutive calendar years in all years of creditable service. Mr. Schick has 11 years of credited service; Mr. Britt has 8 years of credited service; Mr. Kime has 1 year of credited service; Mr. Burt has 8 years of credited service and Mr. Cataldi has 11 years of credited service under the plan.

401(k) Savings Plan

The Bank amended its 401(k) savings plan effective January 1, 2002. Employees who have attained the age of 21 and have completed three months of creditable service are eligible to become participants in the plan. Participants in the plan are permitted to make elective deferrals of up to the maximum percentage of compensation and dollar amounts allowable by law each year. Currently, the Bank contributes a discretionary match of 75% of the participant's contribution, up to 6% of the participant's annual compensation. Participants are 100% vested in the Bank's discretionary match after 6 years of participation in the plan.

Effective May 24, 2005 the Bank again amended its 401(k) savings plan to include an automatic 3.00% employee contribution by all new employees hired immediately after the effective date. The affected new employees may change or eliminate this automatic contribution upon written notice to the Bank.

Certain Transactions with Directors and Officers

Certain of our directors and officers and those of the Bank, members of their families and companies or firms with which they are associated, are customers of the Bank and have banking transactions and other transactions with the Bank in the ordinary course of business. All loans and commitments to loan included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than a normal risk of collectibility or present other unfavorable features. None of such loans outstanding to our directors or officers, members of their families or firms with whom our directors or officers are associated were non-performing as of December 31, 2005. Maximum credit exposure to all of our directors and executive officers and those of the Bank amounted to $4.7 million at December 31, 2005.

In September 2005, the Bank entered into a lease with the accounting firm in which director Andrew Fredericksen is a principal. The lease is for a five year term, and provides for rental payments of $3,314 per month. The lease provides for an option to renew for another five year term at the end of the initial term.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of February 10, 2006, certain information regarding the beneficial ownership of Common Stock by (1) each of our directors and named executive officers, (2) each person known by us to own beneficially more than 5% of the common stock, and (3) all of our directors and executive officers as a group.

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Amount	Percent
Robert A. Schick (Director and President) The Lyons National Bank 35 William Street Lyons, New York 14489	14,199	1.65%
Clair J. Britt, Jr. (Director) The Lyons National Bank 35 William Street Lyons, New York 14489	3,240	0.38%

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Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Amount	Percent
Kenneth M. Burt (Treasurer) The Lyons National Bank 35 William Street Lyons, New York 14489	704	0.08%
David J. Breen, Jr. (Director) Herremas Food Market, Inc. 125 Pattonwood Drive Rochester, New York 14617	1,274	0.15%
Anthony J. Cataldi The Lyons National Bank 35 William Street Lyons, New York 14489	202	0.02%
Dale H. Hemminger (Director) PO Box 168 Seneca Castle, New York 14547	3,840	0.45%
James A. Homburger (Director) 305 East Avenue Newark, New York 14513	23,262(1)	2.71%
Thomas L. Kime (Director) The Lyons National Bank 35 Williams Street Lyons, New York 14489	2,523	0.29%
Theodore J. Marshall (Director) 2776 Marshall Street Weedsport, New York 13166	20,660(2)	2.41%
Philip L. & Mary Paliotti 40 Dickerson Street Lyons, New York 14489	58,177	6.78%
James E. Santelli (Director) 2096 Warncke Road Lyons, New York 14489	17,916	2.09%
John J. & Mary Werner, Jr. (Director) 9469 Bridger Lane North Rose, New York 14516	51,640	6.02%
Andrew F. Fredericksen (Director) 426 Washington Street Geneva, New York 14456	297	0.03%
Estate of William Gavitt P.O. Box 96 Lyons, New York 14489	70,280	8.19%

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Amount	Percent
All Directors and Executive Officers as a Group	139,757	16.28%

---

(1) Includes 10,182 shares held by Margaret Homburger, over which Mr. Homburger disclaims beneficial ownership.

(2) Includes 12,000 shares held by the Marshall Family Associates, LLC, over which Mr. Marshall disclaims beneficial ownership.

(3) Includes 8,292 shares held by Helen Santelli, over which Mr. Santelli disclaims beneficial ownership.

We own all of the outstanding common stock of Lyons Realty Associates, Inc. and 93.5% of the preferred stock of Lyons Realty Associates. The following table shows the percentage of the outstanding preferred stock of Lyons Realty owned by our directors, executive officers and directors and executive officers as a group.

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Amount	Percent
Robert Schick	---	---
Clair J. Britt, Jr.	1	0.06%
Kenneth Burt[1]	1	0.06%
Directors and officers as a group	22	1.29%

(1) Kenneth Burt and his wife jointly own this share of stock.

We own all of the outstanding common capital securities of Lyons Capital Statutory Trust I. Tioga State Bank owns all of the outstanding preferred trust securities of Lyons Capital Statutory Trust I. We own all of the outstanding common capital securities of Lyons Capital Statutory Trust II. The outstanding preferred trust securities of Lyons Capital Statutory Trust II are owned by U.S. Capital Funding III, Ltd.

{680834:}

DESCRIPTION OF SECURITIES

The following information concerning our common stock summarizes provisions of our Certificate of Incorporation and Bylaws and statutes regulating the rights of holders of our common stock. This information is not a complete description of these matters and is qualified in all respects by the actual provisions of our Certificate of Incorporation and Bylaws and the corporate laws of the State of New York.

General

Our Certificate of Incorporation authorizes us to issue 2,000,000 shares of common stock having a par value of $0.50 per share. At January 31, 2006, we had issued and outstanding 858,481 of common stock and 9,653 shares reserved for future issuances under executive employment agreements.

The common stock of Lyons Bancorp, Inc. represent nonwithdrawable capital, are not accounts of an insurable type, are not insured by the FDIC and are not guaranteed by us or the Bank.

Common Stock

Each share of the common stock has the same relative rights as, and will be identical in all respects with, each other share of common stock.

Dividends. We can pay dividends if, as and when declared by our board of directors, subject to compliance with limitations which are imposed by law. See "Our Policy Regarding Dividends." The holders of our common stock are entitled to receive and share equally in any dividends declared by our Board of Directors out of legally available funds.

Voting Rights. The holders of our common stock possess exclusive voting rights in Lyons Bancorp. Each share of common stock entitles the holder to one vote. A shareholder will not have any right to cumulate votes in the election of directors. As a result, the holders of more than 50% of our outstanding common stock voting in the election of directors, subject to the voting rights of any preferred shares then outstanding, can elect all of the directors then standing for election, if they choose to do so. In this event, the holders of the remaining less than 50% of the shares voting for election of directors are not able to elect any person or persons to our Board of Directors. Our shareholders may remove directors with or without cause by majority of the votes cast.

The approval of any business combination, including any merger, exchange offer or sale of all or substantially all of our assets, requires the affirmative vote of the holders of two-thirds of our outstanding common stock.

Liquidation. In the event of any liquidation, dissolution or winding-up of the Bank, we, as holder of the Bank's common stock, have the right to receive, after payment or provision for payment of all debts and liabilities of the Bank, including all deposit accounts and accrued interest thereon, all assets of the Bank available for distribution. In the event we liquidate, dissolve or wind-up, the holders of our common stock have the right to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution.

Rights to Buy Additional Shares. Holders of our common stock do not have preemptive rights with respect to the issuance of additional shares. A preemptive right is a priority right to buy additional shares if we issue more shares in the future. Our common stock is not subject to redemption.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is the Bank.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation permits us to indemnify our officers and directors against various liabilities to the full extent permitted under New York law. Sections 721 through 726, inclusive, of the Business Corporation Law of New York ("BCL") authorize New York corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been officers or directors. We believe that these provisions will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CERTAIN RESTRICTIONS ON ACQUISITION OF LYONS BANCORP, INC.

Our Certificate of Incorporation and Bylaws contain provisions that may be deemed to affect the ability of a person, firm or entity to acquire us. The following is a summary of those provisions. However, this summary is qualified in its entirety by reference to our actual Certificate of Incorporation and Bylaws.

Certificate of Incorporation

Our Certificate of Incorporation requires, under certain circumstances, an affirmative vote by the holders of 80% of our outstanding common stock for the approval of certain business transactions with related persons. Our certificate of incorporation defines a related person as an individual or entity that owns at least 10% of our outstanding stock: (a) at the time the agreement providing for the transaction is entered into; (b) at the time a resolution approving the transaction was adopted by our Board of Directors; or, (c) as of the record date for the determination of our shareholders entitled to notice of and to vote on, or consent to, the transaction.

The business transactions requiring the 80% vote approval include:

- the merger of Lyons Bancorp or the Bank with a related person;
- the sale of Lyons Bancorp's stock or the Bank's stock to a related person;
- the sale or lease of a substantial part of Lyons Bancorp's or the Bank's assets to a related person;
- the sale of all of or a substantial part of the assets of a related person to Lyons Bancorp or the Bank;
- the recapitalization or reclassification of Lyons Bancorp's stock that would have the effect of increasing the voting power of a related person; or
- the liquidation, spin-off, split-up, or dissolution of Lyons Bancorp.

Our certificate of incorporation sets forth certain circumstances where an 80% vote for the above-mentioned transactions is not required. The 80% voting requirement is not applicable if the transaction is approved by at least two-thirds vote of continuing directors, and the continuing directors constitute at least a majority of our entire Board of Directors. The certificate of incorporation defines a continuing director as a director who either was a member of our Board of Directors prior to the time the related person became a related person or who subsequently became a director and whose election or nomination for election by our shareholders, was approved by a vote of at least three-quarters of the continuing directors then on our Board of Directors.

Further, the 80% voting requirement is not required if all of the following conditions are satisfied:

- The business transaction is a merger and the consideration to be received per share by our shareholders is at least equal in value to the related person's highest purchase price;

- After the related person becomes the owner of at least 10% of our stock and prior to the consummation of the business transaction, the related person has not become the owner of any additional shares of stock except: (a) as part of the transaction which resulted in the related person becoming the owner of at least 10% of our stock; or (b) as a result of a pro rata stock dividend or stock split; and

- Prior to the consummation of the business transaction, the related person shall not have, directly or indirectly: (a) received the benefit (except proportionately as a shareholder) of any loan, advances, guarantees, pledges, or other financial assistance or tax credits provided by Lyons Bancorp or the Bank; or (b) caused any material change in our business or equity capital structure, including issuance of shares of our capital stock to any third party.

For purposes of the above, our certificate of incorporation defines highest purchase price as the highest amount of consideration paid by the related person for a share of our stock within two years prior to the date the related person became the owner of at least 10% of our stock.

Our Certificate of Incorporation also states when our Board of Directors considers a proposed business transaction, the Board, in addition to considering the adequacy of the amount to be paid in connection with the transaction, shall consider other facts that are deemed relevant including:

- The social and economic effects of the transaction on us and the Bank and the Bank's employees, depositors, loan and other customers, creditors and other elements of the communities in which we and the Bank operate and are located;

- The business and financial conditions and earnings prospects of the individual or entity proposing the business transaction, including, debt service and other existing or likely financial obligation of the individual or entity, and the possible effect of such conditions upon us, the Bank and other elements of the communities in which we and the Bank operate or are located; and

- The competence, experience, and integrity of the individual or entity proposing the business transaction and its or their management.

Bylaws

Our Bylaws provide for the election and term of directors. Our directors are divided into three classes with the term of office for one class expiring each year. Vacancies in the Board of Directors, and any newly created directorships resulting from an increase in the number of directors may be filled by the Board of Directors, acting by a majority of directors then in office and any new directors chosen shall hold office until the next election of the class for which the new directors shall have been chosen and until their successor shall be elected and qualified. Further, the Bylaws provide that no decrease in the number of directors shall shorten the term of any incumbent director.

The Bylaws also require that at each annual meeting of our shareholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting. The Bylaws require an affirmative vote by the holders of two-thirds or our outstanding common stock to amend these sections of the Bylaws.

LEGAL OPINION

Woods Oviatt Gilman LLP, Rochester, New York will issue a legal opinion concerning the validity of the common stock being sold in this offering.

ADDITIONAL INFORMATION

Financial information filed by us and the Bank with the Federal Reserve Bank of New York and the Office of the Comptroller of the Currency is available from those agencies and over the Internet at www.ffiec.gov.

LYONS BANCORP, INC.
INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

LYONS BANCORP, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004
	(unaudited)	
ASSETS		
Cash and due from banks	$ 13,838,664	$ 7,878,492
Federal funds sold	415,945	3,929,680
Interest-bearing deposits in banks	100,000	100,000
Total cash and cash equivalents	14,354,609	11,908,172
Investment securities		
Available for sale	89,953,170	72,695,258
Held to maturity	2,970,553	4,185,062
Total investment securities	92,923,723	76,880,320
Loans	197,890,388	175,789,835
Less allowance for loan losses	(3,129,276)	(2,408,875)
Net loans	194,761,112	173,380,960
Land, premises and equipment, net	9,682,270	5,040,458
Accrued interest receivable and other assets	9,550,888	8,334,791
TOTAL ASSETS	$ 321,272,602	$ 275,544,701
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 48,395,351	# $ 41,717,856
Interest-bearing	233,361,187	195,541,944
Total deposits	281,756,538	237,259,800
Securities sold under agreements to repurchase	7,655,187	6,474,178
Advances from Federal Home Loan Bank	2,000,000	5,000,000
Advances from subsidiaries	6,000,000	6,000,000
Accrued interest payable and other liabilities	2,865,697	2,761,204
TOTAL LIABILITIES	300,277,422	257,495,182
STOCKHOLDERS' EQUITY		
Common stock	433,832	399,816
Additional paid-in capital	7,881,089	5,514,523
Retained earnings	13,926,737	12,335,143
Accumulated other comprehensive income	(1,034,009)	(43)
	21,207,649	18,249,439
Less: Treasury stock, at cost	(212,469)	(199,920)
TOTAL STOCKHOLDERS' EQUITY	20,995,180	18,049,519
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 321,272,602	$ 275,544,701

The accompanying notes are an integral part of the consolidated financial statements.

LYONS BANCORP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2005 and 2004

	2005	2004
	(unaudited)	
INTEREST INCOME		
Loans	$ 13,001,971	$ 9,447,067
Investment securities:		
United States Treasury	121,030	146,389
United States Agencies	2,178,001	2,012,285
State and local governments	789,612	524,083
Other	61,062	19,525
Federal funds sold	178,578	29,205
TOTAL INTEREST INCOME	16,330,254	12,178,554
INTEREST EXPENSE	5,036,198	2,992,468
NET INTEREST INCOME	11,294,056	9,186,086
PROVISION FOR LOAN LOSSES	943,460	855,500
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	10,350,596	8,330,586
NONINTEREST INCOME		
Service charges and fees	2,044,481	1,640,060
Net realized gains from sales of available for sale securities	126,406	274,951
Other	528,857	437,560
TOTAL NONINTEREST INCOME	2,699,744	2,352,571
NONINTEREST EXPENSES:		
Salaries and wages	3,786,470	3,087,476
Pensions and benefits	1,426,816	1,190,060
Occupancy expense	1,644,391	1,413,237
Other	3,043,463	2,555,708
TOTAL NONINTEREST EXPENSES	9,901,140	8,246,481
INCOME BEFORE INCOME TAXES	3,149,200	2,436,676
INCOME TAX EXPENSE	825,100	540,100
NET INCOME	$ 2,324,100	$ 1,896,576
NET INCOME PER SHARE		
BASIC	$ 2.91	$ 2.51
DILUTED	$ 2.91	$ 2.50

The accompanying notes are an integral part of the consolidated financial statements.

LYONS BANCORP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
BALANCES, JANUARY 1, 2004	$ 359,598	$ 3,106,994	$ 11,007,617	$ 578,870	$ (221,170)	$ 14,831,909
COMPREHENSIVE INCOME						
Net income for 2004			1,896,576			1,896,576
Other comprehensive income, net of tax:						
Change in unrealized net gain on securities available for sale				(413,942)		(413,942)
Reclassification adjustment				(164,971)		(164,971)
TOTAL COMPREHENSIVE INCOME						1,317,663
Sale of common stock	40,218	2,369,279				2,409,497
Issuance of treasury stock to employees		38,250			21,250	59,500
Cash dividends declared-$.75 per share			(569,050)			(569,050)
BALANCES, DECEMBER 31, 2004	399,816	5,514,523	12,335,143	(43)	(199,920)	18,049,519
COMPREHENSIVE INCOME						
Net income for 2005			2,324,100			2,324,100
Other comprehensive income, net of tax:						
Change in unrealized net gain on securities available for sale				(958,122)		(958,122)
Reclassification adjustment				(75,844)		(75,844)
TOTAL COMPREHENSIVE INCOME						1,290,134
Sale of common stock	34,016	2,313,087				2,347,103
Purchase of treasury stock, net					(47,180)	(47,180)
Issuance of treasury stock to employees		53,479			34,631	88,110
Cash dividends declared-$.92 per share			(732,506)			(732,506)
BALANCES, DECEMBER 31, 2005	$ 433,832	$ 7,881,089	$ 13,926,737	$ (1,034,009)	$ (212,469)	$ 20,995,180

The accompanying notes are an integral part of the consolidated financial statements.

LYONS BANCORP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004

	2005	2004
	(unaudited)	
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,324,100	$ 1,896,576
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	943,460	855,500
Net realized gain from sales of available for sale securities	(126,406)	(274,951)
Deferred compensation expense	88,110	59,500
Premium amortization	395,512	374,826
Discount accretion	(58,036)	(102,992)
Depreciation	641,330	529,025
Deferred income tax benefit	(294,497)	(230,000)
Increase in accrued interest receivable and other assets	(773,898)	(1,067,406)
Increase in accrued interest payable and other liabilities	597,913	866,079
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,737,588	2,906,157
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of securities available for sale	(37,792,901)	(79,153,612)
Proceeds from sales of securities available for sale	12,136,520	69,205,791
Proceeds from maturities of securities available for sale	6,464,122	4,717,083
Purchases of held to maturity securities	(2,041,500)	(4,353,434)
Proceeds from maturities of securities held to maturity	3,256,010	1,381,679
Proceeds from sales of loans	21,886,071	24,058,057
Net increase in loans	(44,209,683)	(72,377,642)
Premises and equipment purchases, net	(5,283,142)	(2,739,734)
NET CASH USED BY INVESTING ACTIVITIES	(45,584,503)	(59,261,812)

The accompanying notes are an integral part of the consolidated financial statements.

LYONS BANCORP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
Years Ended December 31, 2005 and 2004

	2005	2004
	(unaudited)	
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in demand and savings deposits	23,137,434	$ 39,929,323
Net increase in time deposits	21,359,304	23,124,760
Net increase (decrease) in securities sold under agreements to repurchase	1,181,009	(1,585,135)
Decrease in advances from Federal Home Loan Bank	(3,000,000)	(7,600,000)
Issuance of common stock	2,347,103	2,409,497
Purchase of treasury stock, net	(47,180)	-
Proceeds from advance from subsidiary	-	5,000,000
Dividends paid	(684,318)	(524,271)
NET CASH PROVIDED BY FINANCING ACTIVITIES	44,293,352	60,754,174
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,446,437	4,398,519
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	11,908,172	7,509,653
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 14,354,609	$ 11,908,172
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 4,949,076	$ 2,787,902
Cash paid during the year for income taxes	$ 979,130	$ 926,364

The accompanying notes are an integral part of the consolidated financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lyons Bancorp, Inc. (the Company) provides a full range of commercial banking services to individual and small business customers through its wholly-owned subsidiary, The Lyons National Bank (the Bank). The Bank's operations are conducted in ten branches located in Wayne, Onondaga, Yates, and Ontario Counties, New York. The Company and the Bank are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

The Company also owns all of the voting common shares of Lyons Capital Statutory Trust I (Trust I) and Lyons Capital Statutory Trust II (Trust II). Trust I was formed during 2003 and Trust II was formed during 2004. Both Trust I and Trust II were formed for the purpose of securitizing trust preferred securities, the proceeds of which were advanced to the Company and contributed to the Bank as additional capital.

The Bank also owns all of the voting stock of Lyons Realty Associates Corp. (LRAC) and LNB Life Agency, Inc. (LNB Life). LRAC is a real estate investment trust which holds a portfolio of real estate mortgages. In order to maintain its status as a real estate investment trust, LRAC holds the real estate mortgages until they are paid. The real estate mortgages held by LRAC are included in loans on the consolidated balance sheet. LNB Life provides non-insured financial services and products to the Bank's customers.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank, LRAC and LNB Life. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accounts of Trust I and Trust II are not included in the consolidated financial statements as required under the guidance contained in FASB Interpretation No. 46 (as revised in December 2003) "Consolidation of Variable Interest Entities."

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near future relate to the determination of the allowance for loan losses, and the valuation of deferred tax assets.

{680834:}

NOTE A - (Continued)

Investment Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Available for sale securities also include other equity securities whose sale may be restricted. Due to these restrictions, the securities are carried at cost.

Purchase premiums and discounts are recognized in interest income over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a reasonable period of time sufficient to allow for any anticipated recovery in fair value. There were no impairment losses during 2005 or 2004. Gains and losses on the sale of securities are determined using the specific identification method.

Loans

The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans in Wayne, Ontario, Yates, and Onondaga Counties. The ability of the Bank's debtors to honor their contracts is primarily dependent upon the real estate and general economic conditions in those areas.

Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs and the allowance for loan losses. Net loan origination costs were not significant in 2005 and 2004. Interest income is accrued on the unpaid principal balance.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale

Generally loans held for sale consist of residential mortgage loans that are originated and are intended to be sold through an agreement the Bank has with the Federal Home Loan Bank (FHLB). In addition, during 2005, the Bank entered into an agreement to sell loans to the Federal Home Loan Mortgage Corporation (Freddie Mac). Realized gains and losses on sales are computed using the specific identification method. These loans are carried on the consolidated balance sheet at the lower of cost or estimated fair value, which is determined in the aggregate.

NOTE A - (Continued)

The Bank retains the servicing on loans sold and receives a fee based upon the principal balance outstanding. Servicing rights included in the December 31, 2004 consolidated balance sheets totaled $109,204 and $60,816, net of amortization as of December 31, 2005 and 2004, respectively.

Total loans serviced for others amounted to $59,920,255 and $44,275,832 at December 31, 2005 and 2004, respectively.

Loans held for sale totaled $404,500 and $476,000 at December 31, 2005 and 2004, respectively.

Allowance For Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred in the loan portfolio. The allowance for loan losses is recorded through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is generally established when the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

NOTE A - (Continued)

Land, Premises and Equipment

Land is stated at cost. Premises and equipment are recorded at cost and are depreciated using accelerated methods over the estimated useful lives of the assets.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling costs at the date of foreclosure. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, property held for sale is carried at the lower of the new basis or fair value less any costs to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of the property to the lower of its cost or fair value less cost to sell.

Bank Owned Life Insurance

Included in other assets is bank owned life insurance ("BOLI"). The BOLI was purchased as a financing tool for employee benefits and to fund discriminatory retirement benefits for the Board of Directors and executive management. The value of life insurance financing is the tax preferred status of increases in life insurance cash values and death benefits and the cash flow generated at the death of the insured. The purchase of the life insurance policy results in monthly tax-free income to the Company. The largest risk to the BOLI program is credit risk of the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. As a result of this transaction, the Company benefits from the tax-free nature of income generated from the life insurance policies. BOLI is stated on the Company's consolidated balance sheets at its current cash surrender value. Increases in BOLI's cash surrender value are reported as other noninterest income in the Company's consolidated income statement.

Service Charges and Fees

Generally, service charges and fees are recognized into income as received.

Income Taxes

Income taxes are provided for the tax effects of certain transactions reported in the consolidated financial statements. Income taxes consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial reporting and income tax basis of available for sale securities, allowance for loan losses, premises and equipment, and prepaid and accrued employee benefits. The deferred tax assets and liabilities represent the future tax return consequences of the temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

NOTE A - (Continued)

Net Income and Dividends Per Share

Basic net income and dividends per share are computed by dividing net income and dividends declared, respectively, by the weighted average number of common shares outstanding during the year. Diluted net income per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock warrants at December 31, 2004, and are determined using the treasury stock method. The average number of shares outstanding during 2005 for basic and diluted net income per share was 798,333. The average number of shares outstanding during 2004 for basic and diluted net income per share was 756,713 and 757,711, respectively.

Statements of Cash Flows

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as the sum of cash and due from banks, federal funds sold, and interest-bearing deposits in banks.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and due from banks, federal funds sold, and interest-bearing deposits in banks: The carrying amounts of these assets approximate their fair values.

Investment securities: Fair values for investment securities are based primarily on quoted market prices.

NOTE A - (Continued)

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposits: The fair values disclosed for demand and savings deposits are equal to their carrying amounts. The fair values of time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of contractual maturities on such time deposits.

Securities sold under agreements to repurchase: The carrying amounts of securities sold under agreement to repurchase approximate their fair values.

Advances from Federal Home Loan Bank: The fair values of the term advances from Federal Home Loan Bank are estimated using discounted cash flows based on current borrowing rates for similar borrowings.

Advances from subsidiaries: The carrying amount of advances from subsidiaries approximates its fair value.

Accrued interest payable: The carrying amount of accrued interest payable approximates its fair value.

NOTE B - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The required reserve at December 31, 2005 and 2004 was $3,970,000 and $2,820,000, respectively.

The Bank is also required to maintain clearing balance funds on deposit with the Federal Reserve Bank. The required minimum clearing balance at December 31, 2005 and 2004 was $1,889,000 and $1,164,000, respectively.

NOTE C - INVESTMENTS

The amortized cost and fair value of investment securities, with gross unrealized gains and losses are as follows at December 31, 2005 and 2004:

2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
U.S. Treasuries	$ 3,996,026	$ -	$ (73,366)	$ 3,922,660
U.S. Agencies	46,588,077	3,962	(789,446)	45,802,593
State and local governments	24,254,940	7,143	(433,583)	23,828,500
Mortgage backed securities	15,986,474	-	(438,057)	15,548,417
Total Debt Securities	90,825,517	11,105	(1,734,452)	89,102,170
Other equity securities	851,000	-	-	851,000
	$ 91,676,517	$ 11,105	$ (1,734,452)	$ 89,953,170
Held to Maturity				
State and local governments	$ 2,970,553	$ -	$ -	$ 2,970,553

2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
U.S. Treasuries	$ 5,005,869	$ 19,430	$ (31,862)	$ 4,993,437
U.S. Agencies	31,349,095	106,098	(201,731)	31,253,462
State and local governments	16,694,967	297,760	(27,324)	16,965,403
Mortgage backed securities	18,794,698	28,779	(191,221)	18,632,256
Total Debt Securities	71,844,629	452,067	(452,138)	71,844,558
Other equity securities	850,700	-	-	850,700
	$ 72,695,329	$ 452,067	$ (452,138)	$ 72,695,258
Held to Maturity				
State and local governments	$ 4,185,062	$ -	$ -	$ 4,185,062

NOTE C - (Continued)

Other equity securities consist of stock of the Federal Reserve Bank of New York, the Federal Home Loan Bank of New York, New York State Business Development Corporation, Atlantic Central Bankers Bank, and New York Title Agency West.

The following table sets forth the Company's investment in securities with unrealized losses of less than twelve months and unrealized losses of twelve months or more at December 31, 2005:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasuries	$ -	$ -	$ 3,922,660	$ 73,366	$ 3,922,660	$ 73,366
U.S. Agencies	28,786,173	352,773	15,053,920	435,847	43,840,093	788,620
State and local governments	19,314,467	366,347	3,916,348	68,061	23,230,815	434,408
Collaterized mortgage	1,872,231	9,598	2,213,422	74,574	4,085,653	84,172
Mortgage backed securities	5,341,223	86,403	6,121,541	267,483	11,462,764	353,886
	$ 55,314,094	$ 815,121	$ 31,227,891	$ 919,331	$ 86,541,985	$ 1,734,452

Unrealized losses on these securities have not been recognized into earnings because the issuers of the securities are of high credit quality, management has the ability and intent to hold these securities for the foreseeable future, and the declines in fair value are largely due to market interest rates. The fair values of these securities are expected to recover as they approach maturity and/or market interest rates fluctuate.

The amortized cost and fair value of debt securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

	Amortized Cost	Fair Value
Available For Sale		
Due in one year or less	$ 5,996,894	$ 5,945,127
Due from one to five years	54,002,992	53,088,413
Due from five to ten years	14,119,809	13,815,342
Due after ten years	719,348	704,871
Securities not due at a single maturity date	15,986,474	15,548,417
	$ 90,825,517	$ 89,102,170
Held-To-Maturity		
Due in one year or less	$ 1,873,890	$ 1,873,890
Due from one to five years	527,771	527,771
Due from five to ten years	160,893	160,893
Due after ten years	407,999	407,999
	$ 2,970,553	$ 2,970,553

NOTE C - (Continued)

During 2005, the Bank sold securities available for sale for total proceeds of $12,136,520 resulting in net realized gains of $126,406. During 2004, the Bank sold securities available for sale for total proceeds of $69,205,791 resulting in net realized gains of $274,951. Investment securities with carrying amounts of approximately $61,797,519 and $50,151,828 at December 31, 2005 and 2004, respectively, were pledged to secure deposits as required or permitted by law.

NOTE D - LOANS

Loans consist of the following at December 31, 2005 and 2004:

	2005	2004
Residential real estate	$ 46,302,088	$ 40,018,121
Commercial real estate	61,192,433	52,479,807
Commercial	70,190,190	64,870,730
Consumer	19,985,225	18,312,833
Other	220,452	108,344
	$ 197,890,388	$ 175,789,835

The changes in the allowance for loan losses are as follows for the years ended December 31, 2005 and 2004:

	2005	2004
Balance, January 1	$ 2,408,875	$ 1,657,770
Provision for loan losses	943,460	855,500
Recoveries	72,266	38,309
Charge-offs	(295,325)	(142,704)
Balance, December 31	$ 3,129,276	$ 2,408,875

Impaired loans consist of the following at December 31, 2005 and 2004:

	2005	2004
Impaired loans for which allowances for loan losses have been provided	$ 1,594,545	$ 580,562
Impaired loans for which allowances for loan losses have not been provided	-	-
Recorded investment in impaired loans	$ 1,594,545	$ 580,562
Allowance for loan losses provided for impaired loans	$ 425,463	$ 154,442

NOTE D - (Continued)

At December 31, 2005 and 2004, the total recorded investment in loans on nonaccrual amounted to $1,594,545 and $555,562, respectively. There were no loans past due ninety days or more and still accruing interest at December 31, 2005 and 2004. The average recorded investment in impaired loans was $982,596 and $534,950 in 2005 and 2004, respectively. Interest income recognized for cash payments received on impaired loans was $42,660 and $39,485 in 2005 and 2004, respectively. There are no commitments to loan additional funds to the borrowers of impaired loans.

NOTE E - PREMISES AND EQUIPMENT

Premises and equipment consist of the following at December 31, 2005 and 2004:

	2005	2004
Land	$ 1,592,992	$ 1,376,551
Buildings	7,218,393	1,929,162
Furniture and equipment	4,621,036	3,997,002
Leasehold improvements	427,315	451,221
Construction in progress	324,909	1,192,849
	14,184,645	8,946,785
Less accumulated depreciation	4,502,375	3,906,327
	$ 9,682,270	$ 5,040,458

Construction in progress represents assets not yet placed in service in Lyons, Geneva and Penn Yan, New York.

At December 31, 2005, the Bank leased four of its branch facilities under noncancelable operating leases. Future minimum rental payments under these leases for the next five years are as follows:

2006	$ 129,948
2007	128,822
2008	103,672
2009	99,707
2010	34,229
	$ 496,378

Rent expense under the operating leases totaled $140,712 and $156,260 in 2005 and 2004, respectively.

NOTE F - DEPOSITS

Certificates of deposit in denominations of $100,000 and over were $37,087,775 and $27,080,745 at December 31, 2005 and 2004, respectively.

{630834:}

NOTE F - (Continued)

At December 31, 2005, scheduled maturities of time deposits are as follows:

2006	$ 89,119,960
2007	12,038,516
2008	2,293,745
2009	179,034
2010	1,223,441
Thereafter	25,025
	$ 104,879,721

NOTE G - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Information concerning securities sold under agreements to repurchase as of and for the years ended December 31, is summarized as follows:

	2005	2004
Average balance $	7,269,814	$ 7,601,646
Maximum month-end balance	$ 8,658,996	$ 8,302,109
Carrying amounts of securities, including accrued interest, underlying the agreements	$ 8,825,099	$ 7,620,030

Securities sold under agreements to repurchase mature in less than 90 days from the transaction date. Securities sold under agreements to repurchase either remain under the control of the Bank or are held in third party custodial accounts that recognize the Bank's interest in the securities.

NOTE H - ADVANCES FROM FEDERAL HOME LOAN BANK

The Bank has an overnight line of credit and a Companion (DRA) Commitment with the Federal Home Loan Bank of New York (FHLB) which expire on July 31, 2006. Each line has a maximum borrowing limit of $28,776,900 at December 31, 2005. Borrowings bear interest at the federal funds rate plus eight basis points. Amounts available on the lines may also be used for term advances. As a result, the overnight line has an available balance of $28,776,900 at December 31, 2005. The Bank's investment in FHLB stock and other assets, primarily mortgage loans, are pledged as collateral under the agreement up to the amount of any borrowings. The Bank has the following term advances from the Federal Home Loan Bank at December 31, 2005:

Due April 27, 2011, bearing interest at 4.76%	$ 1,000,000
Due May 30, 2012, bearing interest at 4.26%	1,000,000
	$ 2,000,000

NOTE H - (Continued)

The advances due in 2011 and 2012 contain the option for the FHLB to convert the advances into replacement funding for the same or a lesser principal amount based on any advance then offered by the FHLB at current market rates. If the Bank chooses not to replace the funding it must repay the advances on the date of the conversion.

NOTE I - ADVANCE FROM SUBSIDIARIES

Advances from subsidiaries represent debentures due from the Company to Trust I and Trust II as discussed in Note A.

The Trust I debentures mature on June 27, 2033 and bear interest at the 3-Month LIBOR plus 2.75% (7.28% at December 31, 2005), payable quarterly. The Company has the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. If the Company elects to defer interest payments as described above, or if the debentures are in default, the Company shall not, and shall not allow any affiliate, to declare or pay dividends other than dividends paid to the Company.

The Company has the option to redeem the Trust I debentures, in whole but not in part within 120 days following the occurrence of certain special events. The special redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 101% at December 31, 2005 to 100% on June 27, 2013 and after.

The Company also has the option to redeem the Trust I debentures, in whole or in part, beginning on June 27, 2008 and quarterly thereafter. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 101% on June 2008 to 100% on June 27, 2013 and after.

The Trust II debentures mature on August 23, 2034 and bear interest at the 3-Month LIBOR plus 2.65% (7.03% at December 31, 2005), payable quarterly. The Company has the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. If the Company elects to defer interest payments as described above, or if the debentures are in default, the Company shall not declare or pay dividends.

The Company has the option to redeem the Trust II debentures, in whole but not in part, at any time within 90 days following the occurrence of certain special events. The special redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 103.2% at December 31, 2005 to 100% on August 23, 2009 and thereafter.

The Company also has the option to redeem the Trust II debentures, in whole or in part, beginning on August 23, 2009 and quarterly thereafter at 100% of the principal amount plus unpaid interest accrued.

The Company has guaranteed all obligations of Trust I and Trust II to the holders of preferred securities issued by the Trusts.

NOTE J - INCOME TAXES

The provision for income taxes consists of the following for the years ended December 31:

	2005	2004
Current tax provision		
Federal	$ 1,021,543	$ 690,700
State	98,054	79,400
	1,119,597	770,100
Deferred tax benefit	(294,497)	(230,000)
	$ 825,100	$ 540,100

The provision for income taxes differs from that computed by applying statutory rates to income before income taxes primarily due to the effects of tax exempt income.

Deferred tax assets and liabilities included in other assets and other liabilities in the accompanying consolidated balance sheets are as follows:

	2005	2004
Deferred tax assets	$ 1,428,408	$ 1,112,724
Deferred tax liabilities	$ 562,824	$ 541,608

Management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

NOTE K - STOCKHOLDERS' EQUITY

On May 10, 2004, the Company sold 75,150 shares of common stock. Net proceeds from the sale totaled $2,227,129 after deducting offering expenses of $177,671. Each share of common stock also contained one detachable warrant. Each warrant entitles its holder to purchase, at any time, before December 31, 2005, one additional share of common stock for $34.50. During 2004, there were 5,286 warrants converted leaving 69,864 warrants outstanding as of December 31, 2004. During 2005, there were 68,032 warrants converted. The remaining 1,832 unconverted warrants expired on December 31, 2005.

The common stock and treasury stock of the Company at December 31, 2005 and 2004 are as follows:

	2005	2004
Common Stock		
Authorized shares, $.50 par value	2,000,000	2,000,000
Issued shares	867,664	799,632
Less: Treasury stock shares	(9,183)	(10,395)
Outstanding shares	858,481	789,237

NOTE L - PENSION PLANS

The Bank participates in the New York State Bankers Retirement System (Plan), a non-contributory defined benefit pension plan covering substantially all employees. Information regarding the plan, using a measurement date of October 1, is presented below. Since the Plan's measurement date does not coincide with the Company's fiscal year end, the amounts presented below do not necessarily represent amounts contained in the consolidated financial statements.

	2005	2004
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 2,185,249	$ 2,016,228
Service cost	185,396	153,702
Interest cost	128,038	117,623
Actuarial loss	281,428	27,755
Expenses	(24,576)	(21,529)
Benefits paid	(103,355)	(108,530)
Benefit obligation at end of year	2,652,180	2,185,249
Change in plan assets:		
Fair value of plan assets at beginning of year	2,026,542	1,946,905
Actual return on plan assets	258,149	209,696
Employer contribution	385,985	-
Expenses	(24,576)	(21,529)
Benefits paid	(103,355)	(108,530)
Fair value of plan assets at end of year	2,542,745	2,026,542
Funded status	(109,435)	(158,707)
Unrecognized net actuarial loss	721,723	546,480
Unrecognized prior service cost	10,318	11,062
Prepaid pension cost recognized	$ 622,606	$ 398,835
Accumulated benefit obligation	$ 2,062,403	$ 1,764,530

Assumptions used to determine the benefit obligations are as follows:

	2005	2004
Discount rate	5.50%	6.00%
Rate of compensation increase	3.50%	3.50%

The components of net periodic pension cost are as follows:

	2005	2004
Service cost	$ 185,396	$ 153,702
Interest cost	128,038	117,623
Expected return on plan assets	(171,145)	(158,158)
Amortization of prior service cost	744	1,265
Recognized net actuarial loss	19,181	22,765
	$ 162,214	$ 137,197

{680834:}

Assumptions used to determine net periodic pension cost are as follows:

	2005	2004
Discount rate	5.50%	6.00%
Expected long-term rate of return on plan assets	7.50%	8.00%
Rate of compensation increase	3.50%	3.50%

Plan Assets

The Plan's weighted-average asset allocations by asset category are as follows:

	2005	2004
Equity Securities	58.8%	64.7%
Debt Securities	41.2%	34.9%
Other	0.0%	0.4%
Total	100.0%	100.0%

Plan Investment Policies

The Plan was established in 1938 to provide for the payment of benefits to employees of participating banks. The Plan is overseen by a Board of Trustees who meet quarterly and set the investment policy guidelines.

The Plan utilizes two investment management firms, (which will be referred to as Firm I and Firm II) each investing approximately 68% and 32% of the total portfolio, respectively. The Plan's investment objective is to exceed the investment benchmarks in each asset category. Each firm operates under a separate written investment policy approved by the Trustees and designed to achieve an allocation approximating 60% invested in Equity Securities and 40% invested in Debt Securities.

Each Firm shall report at least quarterly to the Investment Committee and semi-annually to the Board.

The target allocation percentage for equity securities is 60% but may vary from 50% - 70% at the investment manager's discretion.

Firm I is employed for its expertise as a Value manager. It is allowed to invest a certain amount of the equity portfolio under its management in international securities and to hedge said international securities so as to protect against currency devaluations.

The equities managed by Firm II are in a commingled Large Cap Equity Fund. The Portfolio is permitted to invest in a diversified range of securities in the U.S. Equity Markets. Although the portfolio holds primarily common stocks, from time to time the portfolio may invest in other types of investments on an opportunistic basis.

For both investment portfolios, the target allocation percentage for debt securities is 40% but may vary from 30% - 50% at the investment manager's discretion.

The Fixed Income Portfolio managed by Firm I operates within guidelines relating to types of debt securities, quality ratings, maturities, and maximums single and sector allocations.

The portfolio may trade foreign currencies in both spot and forward markets to effect securities transactions and to hedge underlying asset positions. The purchase and sale of futures and options on futures on foreign currencies and on foreign and domestic bonds, bond indices and short-term securities is permitted, however purchases may not be used to leverage the portfolio. Currency transactions may only be used to hedge 0 – 100% of currency exposure of foreign securities.

The Fixed Income managed by Firm II is a Core Bond Fixed Income Fund. The portfolio investments are limited to US Dollar denominated, fixed income securities and selective derivatives designed to have similar attributes of such fixed income securities. The term "fixed income security" is defined to include instruments with fixed, floating, variable, adjustable, auction-rate, zero or other coupon features.

Expected Long-Term Rate-of-Return

The expected long-term rate-of-return on plan assets reflects long-term earnings expectations on existing plan assets and those contributions expected to be received during the current plan year. In estimating that rate, appropriate consideration was given to historical returns earned by plan assets in the fund and the rates of return expected to be available for reinvestment. Average rates of return over the past 1, 3, 5 and 10 year periods were determined and subsequently adjusted to reflect current capital market assumptions and changes in investment allocations.

The Company contributed $193,530 and 385,985 to the Plan during 2005 and 2004, respectively.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

2006	$	100,281
2007		101,244
2008		98,984
2009		100,946
2010		99,940
Years 2011 – 2015		897,930

The Bank has a contributory 401(k) Plan for substantially all employees. Employees are eligible to contribute a percentage of their salary up to the maximum as determined by the Internal Revenue Service. The Bank is required to match 75% of the employees' contributions up to a maximum of 6% of the employees' salaries. The Bank contributed $130,258 and $95,832 under these provisions during 2005 and 2004, respectively.

NOTE M - SERVICE CHARGES AND FEES

Service charges and fees consisted of the following for the years ended December 31, 2005 and 2004:

	2005	2004
Service charges & fees on deposit accounts	$ 1,071,248	$ 961,161
ATM fees	249,497	190,466
Loan commitment fees	153,450	156,393
Credit card & merchant fees	30,203	16,763
Service charges on loans	224,496	177,075
Loan servicing income	148,334	94,505
Insurance & brokerage fees	164,903	40,345
Other	2,350	3,352
	$ 2,044,481	$ 1,640,060

NOTE N - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has and expects to continue to have transactions, including loans and deposit accounts with the Company's and the Bank's executive officers and directors, and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2005 was $4,717,026. During 2005 new loans to such related parties amounted to $943,984 and repayments amounted to $1,884,007.

The Bank held deposits of $2,222,880 and $2,010,802 for related parties at December 31, 2005 and 2004, respectively.

During 2005, the Bank entered into an operating lease with one of its directors. Under the terms of the lease, the Bank will receive monthly payments of $3,314 through August 2010.

The Company paid $362,215 during 2005 and $126,253 during 2004 to Trust I and Trust II in connection with the advances described in Note I.

{630834:}

NOTE O - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments summarized as follows at December 31, 2005:

	Notional Amount
Commitments to extend credit:	
Commitments to grant loans	$ 22,981,236
Unfunded commitments under commercial lines of credit	28,627,134
Unfunded commitments under consumer lines of credit	15,733,461
Standby letters of credit	5,659,519
	$ 73,001,350

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional lending commitments issued by the Bank to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support public and private borrowing arrangements. Generally, letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit. The Bank generally holds collateral supporting those commitments and at December 31, 2005 such collateral amounted to $5,547,719. The amount of the liability related to guarantees was not material at December 31, 2005.

NOTE P - CONCENTRATIONS OF CREDIT

Most of the Bank's business activity is with customers in the Bank's market area. The majority of those customers are depositors of the Bank. Investments in state and local government securities also primarily involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note D. The distribution of commitments to extend credit are set forth in Note O. The Bank, as matter of policy, does not extend credit to any single borrower, or group of related borrowers in excess of its legal lending limit.

NOTE Q - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) and of Tier I capital (as defined) to average assets (as defined).

Effective November 21, 2005 the Bank entered into a formal written agreement with The Comptroller of the Currency (OCC) whereby the following capital levels must be maintained: Tier 1 leverage capital shall at least be equal to eight percent (8%) of average assets; Tier 1 risk-based capital shall at least be equal to ten percent (10%) of adjusted total assets; and total risk-based capital shall at least equal twelve percent (12%) of risk-weighted assets. The requirement in the formal written agreement to maintain a specific capital level means that the Bank may not be deemed to be well capitalized under the regulatory framework for prompt corrective action.

In addition to the capital requirements outlined above, the formal written agreement also restricts the Bank's ability to declare and pay a dividend. The formal written agreement permits the declaration of a dividend only when the Bank is in compliance with its approved capital program; when the Bank does not exceed its legal limitation on the amount of dividends that can be paid as outlined below; and when prudent depending on the capital needs of the Bank.

Normally, the Bank is subject to legal limitations on the amount of dividends that can be paid to the Company. With the exception of the restrictions described above, at December 31, 2005, approximately $6,469,993 was available for the declaration of dividends.

Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

NOTE Q - (Continued)

As of the most recent notification from the OCC, the Bank was categorized as adequately capitalized. There are no conditions or events since the notification that management believes have changed the institution's category. The Bank's approximate capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:						
Total Capital (to Risk Weighted Assets)	$ 28,963,000	12.9%	$ 17,900,400	8.0%	$ 22,375,500	10.0%
Tier I Capital (to Risk Weighted Assets)	$ 26,162,000	11.7%	$ 8,950,200	4.0%	$ 13,425,300	6.0%
Tier I Capital (to Average Assets)	$ 26,162,000	8.1%	$ 12,917,080	4.0%	$ 16,146,350	5.0%
As of December 31, 2004:						
Total Capital (to Risk Weighted Assets)	$ 25,005,000	12.9%	$ 15,498,000	8.0%	$ 19,373,000	10.0%
Tier I Capital (to Risk Weighted Assets)	$ 22,596,000	11.7%	$ 7,749,000	4.0%	$ 11,624,000	6.0%
Tier I Capital (to Average Assets)	$ 22,596,000	8.4%	$ 10,789,000	4.0%	$ 13,486,000	5.0%

NOTE R - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2005 and 2004, are as follows:

	Carrying Amount	Fair Value
2005		
Financial assets:		
Cash and due from banks	$ 13,838,644	$ 13,838,644
Federal funds sold	415,945	415,945
Interest-bearing deposits in banks	100,000	100,000
Investment securities	92,923,723	92,923,723
Loans, net of allowance	194,761,112	193,398,988
Interest receivable	1,779,426	1,779,426
Financial liabilities		
Deposits	281,756,538	282,197,582
Securities sold under agreements to repurchase	7,655,187	7,655,187
Advances from Federal Home Loan Bank	2,000,000	2,074,800
Advances from subsidiaries	6,000,000	6,000,000
Accrued interest payable	442,277	442,277

{680834:}

NOTE R - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

2004	Carrying Amount	Fair Value
Financial assets:		
Cash and due from banks	$ 7,878,492	$ 7,878,492
Federal funds sold	3,929,680	3,929,680
Interest-bearing deposits in banks	100,000	100,000
Investment securities	76,880,320	76,880,320
Loans, net of allowance	173,380,960	183,564,049
Interest receivable	1,383,791	1,383,791
Financial liabilities		
Deposits	237,259,800	237,910,617
Securities sold under agreements to repurchase	6,474,178	6,474,178
Advances from Federal Home Loan Bank	5,000,000	5,062,000
Advances from subsidiaries	6,000,000	6,000,000
Accrued interest payable	355,155	355,155

Amounts in the preceding table are included in the consolidated balance sheets under the applicable captions. The fair values of off-balance sheet financial instruments are not significant.

NOTE S - SEGMENT INFORMATION

The Company has two reportable segments, the Bank and LRAC. The Bank provides traditional commercial banking services to both individuals and businesses. LRAC is a real estate investment trust that holds only real estate mortgages.

Segment information for 2005 and 2004 is as follows (in thousands):

2005	Bank	LRAC	Eliminations	Consolidated Totals
Net Interest Income	$ 10,155	$ 1,497	$ (8)	$ 11,644
Other Revenue – External customers	2,694	6	-	2,700
Other Revenue – From other segments	59	34	(93)	-
Allowance for loan losses	2,593	176	-	3,129
Assets	319,036	25,344	(25,344)	319,036

{630834:}

2004	Bank		LRAC		Eliminations		Consolidated Totals	
Net Interest Income	$	7,803	$	1,497	$	(7)	$	9,293
Other Revenue – External customers		. 2,350		3		-		2,353
Other Revenue – From other segments		59		33		(92)		-
Allowance for loan losses		2,241		168		-		2,409
Assets		274,406		23,861		(23,861)		274,406

The accounting policies of the segments are the same as those described in Note A. The Company evaluates performance based on net interest income and net income.

The Company's reportable segments are strategic business units. They are managed separately because each segment has an impact on the Company's income tax expense based on amounts distributed from LRAC to the Bank.

The Company does not have other operating segments other than those reported. Parent company assets totaling $2,236,742 and $1,870,089 at December 31, 2005 and 2004, respectively, are not included in total assets above. In addition, parent company net interest income (expense) totaling $(350,771) in 2005 and $108,796 in 2004 is not included in net interest income above. All other assets and income items for the parent company are immaterial.

PART III

EXHIBITS

INDEX TO EXHIBITS

Exhibit Number	
2.1(a)	Certificate of Incorporation of Lyons Bancorp, Inc.*
2.1(b)	Certificate of Amendment of Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on July 29, 1987*
2.1(c)	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on March 31, 1997*
2.1(d)	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on December 30, 2003*
2.2	Bylaws of Lyons Bancorp, Inc.*
3.1	Form of Stock Certificate*
3.2	Floating Rate Junior Subordinated Deferrable Interest Debenture of Lyons Bancorp., Inc., dated as of June 27, 2003, in favor of Alliance Bank, N.A., as Institutional Trustee for Lyons Capital Statutory Trust I*
3.3	Indenture, dated as of June 27, 2003, between Lyons Bancorp., Inc. and Alliance Bank, N.A., as debenture trustee*
3.4	Floating Rate Junior Subordinated Debt Security of Lyons Bancorp., Inc. due 2034, dated as of August 23, 2004, in favor of Wilmington Trust Company, as Institutional Trustee for Lyons Capital Statutory Trust II*
3.5	Indenture, dated as of August 23, 2004, between Lyons Bancorp., Inc. and Wilmington Trust Company, as debenture trustee*
4.1	Dividend Reinvestment and Optional Cash Purchase Plan Authorization Form*
6.1	Employment Agreement with Robert A. Schick dated February 24, 2004*
6.2	Employment Agreement with Clair J. Britt, Jr. dated February 24, 2004*

Exhibit Number	
6.3	Employment Agreement with Kenneth M. Burt dated February 24, 2004*
6.4	Executive Salary Continuation Agreement between The Lyons National Bank and Robert A. Schick dated September 26, 2001*
6.5	Executive Salary Continuation Agreement between The Lyons National Bank and Clair J. Britt, Jr. dated September 26, 2001*
6.6	Executive Salary Continuation Agreement between The Lyons National Bank and Kenneth M. Burt dated September 26, 2001*
6.7	Life Insurance Endorsement Method Split Dollar Plan Agreement between Robert A. Schick and The Lyons National Bank dated September 26, 2001*
6.8	Life Insurance Endorsement Method Split Dollar Plan Agreement between Clair J. Britt, Jr. and The Lyons National Bank dated September 26, 2001*
6.9	Life Insurance Endorsement Method Split Dollar Plan Agreement between Kenneth M. Burt and The Lyons National Bank dated September 26, 2001*
6.10	Director Fee Continuation Agreement with non-employee directors of The Lyons National Bank, and Schedule*
6.11	Agreement between The Lyons National Bank and The Comptroller of the Currency dated November 21, 2005 *
10.1	Consent of Woods Oviatt Gilman LLP (contained in Exhibit 10.2)
10.2	Opinion of Woods Oviatt Gilman LLP as to the legality of the common stock covered by the Offering Statement

* Previously Filed

Woods Oviatt Gilman LLP

Attorneys

700 Crossroads Building
2 State Street
Rochester, New York 14614

Tel: 585.987.2800
Fax: 585.454.3968
www.woodsoviatt.com

EXHIBIT 10.2

May 12, 2006

Lyons Bancorp, Inc.
35 William Street
Lyons, New York 14489

Attention: Board of Directors

Re: Lyons Bancorp, Inc. – Offering of Common Stock

Dear Sirs/Madams:

We have acted as counsel to Lyons Bancorp, Inc. a New York corporation (the "***Company***"), with respect to certain legal matters in connection with the Company's Offering Statement on Form 1-A (the "***Offering Statement***") as amended, relating to the qualification by the Company under the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation A of the Securities and Exchange Commission (the "***SEC***"), of the offer to sell up to 250,000 shares of the Company's common stock, $.50 par value per share ("***Stock***"), to its shareholders of record residing in New York State under its Dividend Reinvestment and Optional Cash Purchase Plan following the date on which the Offering Statement is qualified by the SEC ("***Offering***").

In our capacity as such counsel, we are familiar with the proceedings to date with respect to the Regulation A Offering and the Offering Statement, and have examined such records, documents and questions of law and satisfied ourselves as to such matters of fact, as we have considered relevant and necessary as a basis for such opinion.

Based on the foregoing, we are of the opinion that the Stock has been duly authorized, and when sold under the terms of the Offering will be validly issued, fully paid and nonassessable. This opinion is limited in all respects to the laws of the State of New York.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the reference to our firm under the caption "Legal Opinion" in the Offering Circular forming a part of the Offering Statement.

Very truly yours,

WOODS OVIATT GILMAN LLP



SIGNATURES

The issuer has caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lyons, State of New York.

LYONS BANCORP, INC.



By: ______________________
Robert A. Schick
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the date indicated.



By: ______________________
Robert A. Schick
President and
Chief Executive Officer
(Chief Executive Officer)
and Director

Date: May 12, 2006



By: ______________________
Kenneth M. Burt
Treasurer
(Chief Financial Officer)

Date: May 12, 2006



By: ______________________
David Breen, Jr.
Director

Date: May 12, 2006



By: ______________________
Clair J. Britt, Jr.
Director

Date: May 12, 2006



By: ______________________
James Hornburger
Director

Date: May 12, 2006



By: ______________________
Theodore Marshall
Director

Date: May 12, 2006



By: ______________________
Thomas L. Kime
Director

Date: May 12, 2006



By: ______________________
Andrew Fredericksen
Director

Date: May 12, 2006



By: ______________________
James Santelli
Director

Date: May 12, 2006



By: ______________________
Dale H. Hemminger
Director

Date: May 12, 2006



By: ______________________
John J. Werner, Jr.
Director

Date: May 12, 2006